As filed with the Securities and Exchange Commission on September 13, 2013

Registration No. 333-190815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

RINGCENTRAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	94-3322844
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1400 Fashion Island Blvd., 7th Floor,

San Mateo, California 94404

(650) 472-4100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vladimir G. Shmunis

Chief Executive Officer

RingCentral, Inc.

1400 Fashion Island Blvd., 7th Floor,

San Mateo, California 94404

(650) 472-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Nathaniel P. Gallon Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	John H. Marlow Senior Vice President and General Counsel RingCentral, Inc. 1400 Fashion Island Blvd., 7th Floor, San Mateo, California 94404 (650) 472-4100	Eric C. Jensen Andrew S. Williamson Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after of this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.0001 par value per share	8,625,000	$13.00	$112,125,000	$15,294

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes an additional 1,125,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee.
(3)	The Registrant previously paid $13,640 of this amount in connection with the initial filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 13, 2013.

7,500,000 Shares

Class A Common Stock

This is the initial public offering of Class A common stock of RingCentral, Inc. Prior to this offering, there has been no public market for our Class A common stock. RingCentral, Inc. is offering 7,420,000 shares of Class A common stock, and the selling stockholders are offering 80,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. The initial public offering price of our Class A common stock is expected to be between $11.00 and $13.00 per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to 10 votes per share and will be convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 98.6% of the voting power of our outstanding capital stock following this offering.

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “RNG.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements for so long as we remain an emerging growth company.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to RingCentral, Inc., before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$
(1)	See “Underwriting” beginning on page 150 for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to 1,125,000 additional shares of Class A common stock.

The underwriters expect to deliver the shares of our Class A common stock on or about                     , 2013.

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch

Allen & Company LLC		Raymond James

Prospectus dated                     , 2013

RingCentral®

Elevating Business Communications Solutions Into the Cloud

09:41
RingCentral
Back
Phone System
Company Number
(866) 555-1212
Auto-Receptionist
8 Departments
100 Users
Phones

RingCentral®

Elevating Business

Communications Solutions

Into the Cloud

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the U.S.: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

-i-

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise noted or indicated by the context, the term “RingCentral” refers to RingCentral, Inc., and “we,” “us,” and “our” refer to RingCentral and its consolidated subsidiaries.

Overview

We are a leading provider of software-as-a-service, or SaaS, solutions for business communications. We believe that our innovative, cloud-based approach disrupts the large market for business communications solutions by providing flexible and cost-effective services that support distributed workforces, mobile employees and the proliferation of “bring-your-own” communications devices. We enable convenient and effective communications for our customers across all their locations, all their employees, all the time, thus fostering a more productive and dynamic workforce. RingCentral Office, our flagship service, is a multi-user, enterprise-grade communications solution that enables our customers and their employees to communicate via voice, text and fax, on multiple devices, including smartphones, tablets, PCs and desk phones.

Traditionally, businesses have used on-premise hardware-based communications systems, commonly referred to as private branch exchanges, or PBXs. These systems generally require specialized and expensive hardware that must be deployed at every business location and are primarily designed for employees working only at that location and using only their desk phones. In addition, these systems generally require significant upfront investment and ongoing maintenance and support costs. Furthermore, according to Gartner’s April 2013 report entitled “Bring Your Own Device: The Facts and the Future,” by 2017, half of employers will require their employees to supply their own devices for work purposes. We believe that this trend will create additional challenges for businesses using legacy communications solutions.

Our solutions have been developed with a mobile-centric approach and can be configured, managed and used from a smartphone or tablet. We have designed our user interfaces to be intuitive and easy to use for both administrators and end-users. We believe that we can provide substantial savings to our customers because our services do not require the significant upfront investment in on-premise infrastructure hardware or ongoing maintenance costs commonly associated with on-premise systems. Our solutions generally use existing broadband connections. We design our solutions to be delivered to our customers with high reliability and quality of service using our proprietary high-availability and scalable infrastructure.

The market for business communications solutions is large. According to Infonetics Research, from 2008 through 2012, there were 61 million PBX lines sold in North America. Assuming our current base selling price of approximately $20 per user per month, we believe that the potential replacement market is approximately $15 billion in North America. We also believe that this estimate significantly understates the potential market opportunity for our cloud-based solutions because a significant number of businesses today have not historically deployed a business communications system due to functionality limitations, cost and other factors.

We primarily generate revenues by selling subscriptions for our cloud-based services. We focus on acquiring and retaining our customers and increasing their spending with us through adding additional users, upselling current customers to premium service editions, and providing additional features and functionality. We market and sell our services directly, through both our website and inside sales teams, as well as indirectly through a network of over 1,000 sales agents and resellers, including AT&T, which we refer to collectively as resellers. We have a differentiated business model that reduces the time and cost to purchase, activate and begin using our services. We generally offer free trials to prospective customers, allowing them to evaluate our solutions before making a purchasing decision.

We have a diverse and growing customer base comprised of over 300,000 businesses across a wide range of industries, including advertising, consulting, finance, healthcare, legal, real estate, retail and technology. To date, we have focused our principal efforts on the market for small and medium-sized businesses, defined by IDC as less than 1,000 employees, in the U.S. and Canada. We are making investments in an effort to address larger customers. We also believe that there is an additional growth opportunity in international markets.

We have experienced significant growth in recent periods, with total revenues of $50.2 million, $78.9 million and $114.5 million in 2010, 2011 and 2012, respectively, generating year-over-year increases of 57% and 45%, respectively. We have continued to make significant expenditures and investments, including in research and development, brand marketing and channel development, infrastructure and operations, and incurred net losses of $7.3 million, $13.9 million and $35.4 million, in 2010, 2011 and 2012, respectively. For the six months ended June 30, 2012 and 2013, our total revenues were $51.8 million and $73.2 million, respectively, and our net losses were $18.7 million and $23.9 million, respectively.

Industry Background

Communications systems are critical to any business. In recent years, there have been significant changes in how people work and communicate with customers, co-workers and other third parties. Traditionally, business personnel worked primarily at a single office, during business hours, and utilized desk phones as their primary communications devices connected through a PBX. With the proliferation of smartphones and tablets that offer much of the functionality of PCs, combined with the pervasiveness of inexpensive broadband Internet access, businesses are increasingly working around the clock across geographically dispersed locations, and their employees are using a broad array of communications devices and utilizing text, along with voice and fax, for business communications.

These changes have created new challenges for business communications. Traditional on-premise systems are generally not designed for workforce mobility, “bring-your-own” communications device environments, or the use of multiple communication channels, including text. Today, businesses require flexible, location- and device-agnostic communications solutions that provide users with a single identity across multiple locations and devices.

Fundamental advances in cloud technologies have enabled a new generation of business software to be delivered as a service over the Internet. Today, mission-critical applications such as customer relationship management, human capital management, enterprise resource planning and information technology, or IT, support are being delivered securely and reliably to businesses through cloud-based platforms. While on-premise systems typically require significant upfront and ongoing costs, as well as trained and dedicated IT personnel, cloud-based services enable cost-effective and easy delivery of business applications to users regardless of location or access device.

We believe that there is a significant opportunity to leverage the benefits of cloud computing to provide next-generation, cloud-based business communications solutions that address the new realities of workforce mobility, multi-device environments and multi-channel communications, thereby enabling people to communicate the way they do business.

Our Solutions

Our cloud-based business communications solutions provide a single user identity across multiple locations and devices, including smartphones, tablets, PCs and desk phones, and allow for communication across multiple channels, including voice, text and fax. Our proprietary solutions enable a more productive and dynamic workforce, and have been architected using industry standards to meet modern business communications requirements, including workforce mobility, “bring-your-own” communications device environments and multiple communications channels.

The key benefits of our solutions include:

•

Location Independence.    We seamlessly connect distributed and mobile users, enabling employees to communicate with a single identity whether working from a central location, a branch office, on the road, or at home.

•

Device Independence. Our solutions are designed to work with a broad range of devices, including smartphones, tablets, PCs and desk phones, enabling businesses to successfully implement a “bring-your-own” communications device strategy.

•

Instant Activation; Easy Account Management.    Our solutions are designed for rapid deployment and ease of management. Our simple and intuitive graphical user interfaces allow administrators and users to set up and manage their business communications system with little or no IT expertise, training or dedicated staffing.

•

Scalability.    Our cloud-based solutions scale easily and efficiently with the growth of our customers. Customers can add users, regardless of their location, without having to purchase additional infrastructure hardware or software upgrades.

•

Lower Cost of Ownership.    We believe that our customers experience significantly lower cost of ownership compared to legacy on-premise systems. Using our cloud-based solutions, our customers can avoid the significant upfront costs of infrastructure hardware, software, ongoing maintenance and upgrade costs, and the need for dedicated and trained IT personnel.

•

Seamless and Intuitive Integration with Other Cloud-Based Applications.    Our platform provides seamless and intuitive integration with multiple popular cloud-based business applications such as salesforce.com, Google Drive, Box and Dropbox.

Our Competitive Strengths

Our competitive strengths include:

•

Proprietary Core Technology Platform.    We have developed our core multi-tenant, cloud-based, high-availability, scalable platform in-house over several years using industry standards. Our platform incorporates our communications and messaging services, delivery and billing infrastructure and open application programming interfaces, or APIs, for integration with third parties.

•	Mobile-Centric Approach. Our platform was developed with a mobile-centric approach and can be provisioned, configured, managed and used from a smartphone or tablet as well as from PCs and the Web.

•	Rapid Innovation and Release Cycle. We strive to continuously innovate in an effort to regularly release new features and functionality to our customers.

•

Quality and Reliability of Service.    Our platform employs a number of technologies and tools to provide the quality of service that our customers expect while using their existing broadband connections.

•

Effective Go-to-Market Strategy.    We employ a broad range of direct and indirect marketing channels to target potential customers, including search-engine marketing, search-engine optimization, referral, affiliate, radio and billboard advertising.

Our Growth Strategy

Key elements of our growth strategy include:

•

Focus on Larger RingCentral Office Customers.    We believe that these larger customers are more likely to have employees working in distributed locations or multiple offices and are more likely to require additional services, purchase premium service editions, have higher retention rates and enter into longer-term contracts.

•	Continue to Innovate. We intend to continue to invest in development efforts to introduce new features and functionality to our customers.

•	Grow Revenues from Existing Customers. We intend to grow our revenues from our existing customers as they add new users and as we provide them with new features and functionality.

•

Expand Our Distribution Channels.    Our indirect sales channel currently consists of a network of over 1,000 resellers, including AT&T. We intend to continue to foster these relationships and to develop additional relationships with other resellers.

•

Scale Internationally.    To date, we have derived most of our total revenues from the North American market. We believe that there is an additional growth opportunity for our cloud-based business communications solutions in international markets.

Risks Associated with Our Business

Investing in our common stock involves substantial risks, including, but not limited to, the following:

•

Significant Losses.    We have incurred significant losses in the past and anticipate continuing to incur losses for the foreseeable future, and we may therefore not be able to achieve or sustain profitability in the future.

•	Limited Operating History. Our limited operating history makes it difficult to evaluate our current business and future prospects, which may increase the risk of your investment.

•

Reliance on Third Parties.    We rely on third parties for all of the network connectivity that is needed to deliver our services. We also lease third-party co-location facilities to house our data centers. We use purchased or leased hardware and licensed software from third parties, as well as rely on third parties for some software development, quality assurance, operations and customer support.

•

Third-Party Facilities Risks.    Interruptions or delays in service from our third-party data center hosting facilities and co-location facilities could impair the delivery of our services and harm our business.

•	Security Risks. A security breach could delay or interrupt service to our customers, harm our reputation or subject us to significant liability.

•	Threats of IP Infringement. Accusations of infringement of third-party intellectual property rights could materially and adversely affect our business.

•

Interruptions of Services.    Interruptions in our services, whether caused by us or third parties, could harm our reputation, result in significant costs to us and impair our ability to sell our services.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations, and prospects may be materially and adversely affected. In addition, there are additional risks related to an investment in our common stock.

You should carefully read “Risk Factors” beginning on page 10 for an explanation of the foregoing risks before investing in our common stock.

Corporate Background and Information

We were incorporated in California in February 1999 and plan to reincorporate in Delaware immediately prior to or upon the closing of this offering. Our principal executive offices are located at 1400 Fashion Island Blvd., 7th Floor, San Mateo, California 94404. The phone number of our principal executive offices is (650) 472-4100, and our main corporate website is www.ringcentral.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We have rights to a number of marks used in this prospectus that are important to our business, including, without limitation, RingCentral, RingCentral Office, RingCentral Professional, RingCentral Fax and Plug&Ring. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

THE OFFERING

Class A common stock offered by us	7,420,000 shares

Class A common stock offered by selling stockholders	80,000 shares

Class A common stock to be outstanding after this offering	7,500,000 shares

Class B common stock to be outstanding after this offering	53,248,648 shares

Total Class A and Class B common stock to be outstanding after this offering	60,748,648 shares

Option to purchase additional shares of Class A common stock from us	1,125,000 shares

Use of proceeds

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds that we receive from this offering for working capital or other general corporate purposes, including additional marketing expenditures, the expansion of our sales organization, international expansion and further development of our solutions. We may use a portion of the net proceeds to repay in part or in full the outstanding principal and accrued interest on our term loans with our two lenders, the outstanding principal of which totaled $20.0 million in aggregate as of June 30, 2013 and the additional $20.8 million that we borrowed in August 2013 under our amended credit agreements. We also may use a portion of the net proceeds for capital expenditures for expansion of our network infrastructure as we grow our customer base in the U.S. and internationally. In addition, we may use a portion of the proceeds for acquisitions of complementary businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds” beginning on page 48.

Concentration of ownership	Upon completion of this offering, our directors, executive officers and 5% stockholders and their affiliates will beneficially own, in the aggregate, approximately 80.2% of the voting power of our outstanding capital stock.

Proposed NYSE symbol	“RNG”

The total number of shares of our Class A and Class B common stock to be outstanding after this offering used in this prospectus is based on no shares of our Class A common stock and 53,248,648 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding as of June 30, 2013, excluding:

•

3,737,232 shares of Class B common stock issuable upon the exercise of outstanding options as of June 30, 2013 granted pursuant to our 2003 Equity Incentive Plan at a weighted-average exercise price of $0.95 per share;

•

6,005,875 shares of Class B common stock issuable upon the exercise of outstanding options as of June 30, 2013 granted pursuant to our 2010 Equity Incentive Plan at a weighted-average exercise price of $6.22 per share;

•

6,200,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective in connection with this offering;

•

1,250,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective in connection with this offering; and

•	370,159 shares of Class B common stock issuable upon exercise of outstanding warrants with a weighted-average exercise price of $3.15 per share.

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus (except for our historical financial statements) assumes:

•	our reincorporation in Delaware immediately prior to or upon the completion of this offering;

•

the reclassification of all of our common stock immediately prior to completion of this offering into an equivalent number of shares of our Class B common stock and the authorization of our Class A common stock;

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•

the automatic conversion of all shares of our outstanding preferred stock into an aggregate of 30,368,527 shares of Class B common stock immediately prior to the completion of this offering and the automatic conversion of warrants to purchase 110,000 shares of our common stock and 260,159 shares of our preferred stock into warrants to purchase 370,159 shares of our Class B common stock upon completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional 1,125,000 shares of our Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the following summary consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the six months ended June 30, 2012 and 2013 and the summary consolidated balance sheet data as of June 30, 2013 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year ending December 31, 2013 or any other period.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenues:
Services	$46,385	$71,915	$105,693	$47,699	$66,744
Product	3,837	6,962	8,833	4,115	6,485

Total revenues	50,222	78,877	114,526	51,814	73,229

Cost of revenues:
Services(1)	17,915	26,475	36,215	17,119	22,098
Product	4,537	6,523	8,688	4,182	6,301

Total cost of revenues	22,452	32,998	44,903	21,301	28,399

Gross profit	27,770	45,879	69,623	30,513	44,830
Operating expenses:
Research and development(1)	7,208	12,199	24,450	11,037	16,110
Sales and marketing(1)	22,922	34,550	54,566	25,844	33,466
General and administrative(1)	4,934	12,969	24,434	12,079	17,781

Total operating expenses	35,064	59,718	103,450	48,960	67,357

Loss from operations	(7,294)	(13,839)	(33,827)	(18,447)	(22,527)

Other income (expense), net:
Interest expense	(184)	(158)	(1,503)	(230)	(1,227)
Other income (expense), net	172	109	32	(28)	(247)

Other income (expense), net	(12)	(49)	(1,471)	(258)	(1,474)

Loss before provision (benefit) for income taxes	(7,306)	(13,888)	(35,298)	(18,705)	(24,001)
Provision (benefit) for income taxes	1	15	92	33	(120)

Net loss	$(7,307)	$(13,903)	$(35,390)	$(18,738)	(23,881)

Net loss per common share:
Basic and diluted	$(0.35)	$(0.64)	$(1.58)	$(0.84)	$(1.05)

Weighted-average number of shares used in computing net loss per share:
Basic and diluted	20,871	21,678	22,353	22,251	22,699

Pro forma net loss per share (unaudited):
Basic and diluted			$(0.67)		$(0.45)

Shares used in computing pro forma net loss per share (unaudited):
Basic and diluted			52,722		53,068

(1)	Share-based compensation expense is included in our results of operations as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Cost of services revenues	$58	$141	$235	$109	$168
Research and development	111	260	837	313	517
Sales and marketing	340	297	651	330	404
General and administrative	311	490	1,379	463	1,247

Total share-based compensation expense	$820	$1,188	$3,102	$1,215	$2,336

Consolidated Balance Sheet Data:

	As of June 30, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Cash and cash equivalents	$19,366	$19,366	$98,826
Working capital (deficit)	(22,776)	(22,776)	53,976
Total assets	48,500	48,500	126,490
Deferred revenue	13,707	13,707	13,707
Debt, capital lease obligations and preferred stock warrant liability	20,991	20,726	20,726
Convertible preferred stock	74,020	-	-
Total shareholders’ equity (deficit)	(20,725)	(20,460)	58,768

(1)	The pro forma column reflects (i) the automatic conversion of all outstanding shares of preferred stock and common stock into an aggregate of 53,298,648 shares of Class B common stock immediately prior to the completion of this offering and (ii) the conversion of all warrants to purchase preferred stock and common stock into warrants to purchase an aggregate of 370,159 shares of Class B common stock, as if such conversions had occurred on June 30, 2013.
(2)	The pro forma as adjusted column gives effect to the pro forma adjustments set forth in footnote 1 above and the sale by us of shares of Class A common stock in this offering, at an assumed initial public offering price of $12.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of shares of Class A common stock by the selling stockholders.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face and include risks we consider material of which we are currently aware. If any of the following risks materialize, our business, financial condition, results of operations, and prospects could be materially harmed. In that event, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have incurred significant losses and negative cash flows in the past and anticipate continuing to incur losses and negative cash flows for the foreseeable future, and we may therefore not be able to achieve or sustain profitability in the future.

We have incurred substantial net losses since our inception, including net losses of $7.3 million for fiscal 2010, $13.9 million for fiscal 2011, $35.4 million for fiscal 2012 and $23.9 million for the six months ended June 30, 2013, and had an accumulated deficit of $107.5 million as of June 30, 2013. Over the past year, we have spent considerable amounts of time and money to develop new business communications solutions and enhanced versions of our existing business communications solutions to position us for future growth. Additionally, we have incurred substantial losses and expended significant resources upfront to market, promote and sell our solutions and expect to continue to do so in the future. We also expect to continue to invest for future growth, including for advertising, customer acquisition, technology infrastructure, storage capacity, services development and international expansion. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company.

As a result of our increased expenditures, we will have negative operating cash flows for the foreseeable future and will have to generate and sustain increased revenues to achieve future profitability. Achieving profitability will require us to increase revenues, manage our cost structure and avoid significant liabilities. Revenue growth may slow, revenues may decline or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increasing competition (including competitive pricing pressures), a decrease in the growth of the markets in which we compete, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, service delivery and quality problems and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

Our limited operating history makes it difficult to evaluate our current business and future prospects, which may increase the risk of your investment.

Although we were incorporated in 1999, we did not formally introduce RingCentral Office, our current flagship service, until 2009. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing markets. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not manage or address these risks successfully, our results of operations could differ materially from our expectations, and our business could suffer. Any success that we may experience in the future will depend, in large part, on our ability to, among other things:

•	retain and expand our customer base;

•	increase revenues from existing customers as they add users and, in the future, purchase additional functionalities and premium service editions;

•	successfully acquire customers on a cost-effective basis;

•	improve the performance and capabilities of our services and applications through research and development;

•	successfully expand our business domestically and internationally;

•	successfully compete in our markets;

•	continue to innovate and expand our service offerings;

•	successfully protect our intellectual property and defend against intellectual property infringement claims;

•	generate leads and convert potential customers into paying customers;

•	maintain and enhance our third-party data center hosting facilities to minimize interruptions in the use of our services; and

•	hire, integrate, and retain professional and technical talent.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet or to exceed the expectations of research analysts or investors, which could cause our stock price to fluctuate.

Our quarterly and annual results of operations have varied historically from period to period, and we expect that they will continue to fluctuate due to a variety of factors, many of which are outside of our control, including:

•	our ability to retain existing customers, expand our existing customers’ user base and attract new customers;

•	our ability to introduce new solutions;

•	the actions of our competitors, including pricing changes or the introduction of new solutions;

•	our ability to effectively manage our growth;

•	our ability to successfully penetrate the market for larger businesses;

•	the mix of annual and multi-year subscriptions at any given time;

•	the timing, cost and effectiveness of our advertising and marketing efforts;

•	the timing, operating cost and capital expenditures related to the operation, maintenance and expansion of our business;

•	service outages or security breaches and any related impact on our reputation;

•	our ability to accurately forecast revenues and appropriately plan our expenses;

•	our ability to realize our deferred tax assets;

•	costs associated with defending and resolving intellectual property infringement and other claims;

•	changes in tax laws, regulations, or accounting rules;

•	the timing and cost of developing or acquiring technologies, services or businesses and our ability to successfully manage any such acquisitions; and

•	the impact of worldwide economic, industry and market conditions.

Any one of the factors above, or the cumulative effect of some or all of the factors referred to above, may result in significant fluctuations in our quarterly and annual results of operations. This variability and unpredictability could result in our failure to meet our internal operating plan or the expectations of securities analysts or investors for any period, which could cause our stock price to decline. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenues trends. Accordingly, in the event of revenue shortfalls, we may not be able to mitigate the negative impact on net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of research analysts or investors, the market price of our shares could fall substantially, and we could face costly lawsuits, including securities class-action suits.

To deliver our services, we rely on third parties for all of our network connectivity and co-location facilities.

We currently use the infrastructure of third-party network service providers, in particular, the services of Level 3 Communications, Inc. and Bandwidth.com, Inc., to deliver all of our services over their networks rather than deploying our own networks. Our service providers provide access to their Internet protocol, or IP, networks, and public switched telephone networks, or PSTN, and provide call termination and origination services, including 911 emergency calling in the U.S. and equivalent services in Canada and the United Kingdom, and local number portability for our customers. We expect that we will continue to rely heavily on third-party network service providers to provide these services for the foreseeable future. Historically, our reliance on third-party networks has reduced our operating flexibility and ability to make timely service changes, and we expect that this will continue for the foreseeable future. If any of these network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to another third-party network service provider, if one is available, could have a material adverse effect on our business and results of operations.

In addition, we currently use and may in the future use third-party service providers to deliver certain features of our services. For example, we rely on Free Conference Call Global, LLC for conference calling features. If any of these service providers elects to stop providing us with access to their services, fails to provide these services to us on a cost-effective basis, ceases operations, or otherwise terminates these services, the delay caused by qualifying and switching to another third-party service provider, if one is available, or building a proprietary replacement solution could have a material adverse effect on our business and results of operations.

Finally, if problems occur with any of these third-party network or service providers, it may cause errors or poor call quality in our service, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or poor call quality in our service, whether caused by our systems or a third-party network or service provider, may result in the loss of our existing customers, delay or loss of market acceptance of our services, termination of our relationships and agreements with our resellers, and may seriously harm our business and results of operations.

Interruptions or delays in service from our third-party data center hosting facilities and co-location facilities could impair the delivery of our services and harm our business.

We currently serve our North American customers from two data center hosting facilities located in northern California and northern Virginia, where we lease space from Equinix, Inc. In the near future, we expect to serve customers in Europe from two third-party data center hosting facilities in Amsterdam, the Netherlands, and Zurich, Switzerland. In addition, our wholly owned subsidiary, RCLEC, Inc., uses two third-party co-location facilities to provide us with network services, and we expect RCLEC to use additional third-party co-location facilities in the future. Any damage to, or failure of, these facilities, the communications network providers with whom we or they contract, or with the systems by which our communications providers allocate capacity among their customers, including us, could result in interruptions in our service. Additionally, in connection with the expansion or consolidation of our existing data center facilities, we may move or transfer our data and our customers’ data to other data centers. Despite precautions that we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our service. Interruptions in our service may reduce our revenues, may require us to issue credits or pay penalties, subject us to claims and litigation, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Because our ability to attract and retain customers depends on our ability to provide customers with a highly reliable service, even minor interruptions in our service could harm our brand and reputation and have a material adverse effect on our business.

As part of our current disaster recovery arrangements, our North American infrastructure and all of our North American customers’ data is currently replicated in near real-time at our two data center facilities in the U.S., and our European production environment and all of our United Kingdom and other European customers’ data will be replicated in near real-time at our two European data center facilities. We do not control the operation of these facilities or of RCLEC’s co-location facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to break-ins, sabotage, acts of vandalism, and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements in place, our service could be interrupted.

We may also be required to transfer our servers to new data center facilities in the event that we are unable to renew our leases on acceptable terms, if at all, or the owners of the facilities decide to close their facilities, and we may incur significant costs and possible service interruption in connection with doing so. In addition, any financial difficulties, such as bankruptcy or foreclosure, faced by our third-party data center operators, or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our increasing needs for capacity, our ability to grow our business could be materially and adversely impacted.

Failures in Internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, leading our customers to switch to our competitors or to avoid using our services.

Unlike traditional communications services, our services depend on our customers’ high-speed broadband access to the Internet, usually provided through a cable or digital subscriber line, or DSL, connection. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of our services and applications due to capacity constraints and other Internet infrastructure limitations. As our customer base grows and their usage of communications capacity increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, if Internet service providers and other third parties providing Internet services have outages or deteriorations in their quality of service, our customers will not have access to our services or may experience a decrease in the quality of our services. Furthermore, as the rate of adoption of new technologies increases, the networks on which our services and applications rely may not be able to sufficiently adapt to the increased demand for these services, including ours. Frequent or persistent interruptions could cause current or potential users to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our services, and could permanently harm our reputation and brands.

In addition, users who access our services and applications through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as Wi-Fi, 3G or 4G, to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent phone companies, cable companies and wireless companies. Some of these providers offer products and services that directly compete with our own offerings, which can potentially give them a competitive advantage. Also, these providers could take measures that degrade, disrupt or increase the cost of user access to third-party services, including our services, by restricting or prohibiting the use of their infrastructure to support or facilitate third-party services or by charging increased fees to third parties or the users of third-party services, any of which would make our services less attractive to users, and reduce our revenues.

In the U.S., there is some uncertainty regarding whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use our services without interference. In December 2010, the Federal Communications Commission, or FCC, adopted net neutrality rules that make it more difficult for broadband Internet access service providers to block, degrade or discriminate against our services. These rules apply to wired broadband Internet providers, but not all of the rules apply to wireless broadband service. We cannot assure you that current net neutrality rules will not change in the future. There have been recent challenges to the FCC net neutrality rules, including an action brought against the FCC in the U.S. Court of Appeals for the District of Columbia Circuit. Any instances of broadband interference could result in a loss of existing users and increased costs, which could impair our ability to attract new users, and materially and adversely affect our business and opportunities for growth.

Most of our customers may terminate their subscriptions for our service at any time without penalty, and increased customer turnover, or costs we incur to retain our customers and encourage them to add users and, in the future, to purchase additional functionalities and premium service editions, could materially and adversely affect our financial performance.

Our customers generally do not have long-term contracts with us and these customers may terminate their subscription for our service at any time without penalty or early termination charges. We cannot accurately predict the rate of customer terminations or average monthly service cancellations or failures to renew, which we refer to as turnover. Our customers with subscription agreements have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period, which is typically between 1 and 36 months. In the event that these customers do renew their subscriptions, they may choose to renew for fewer users, shorter contract lengths, or for a less expensive service plan or edition. We cannot predict the renewal rates for customers that have entered into subscription contracts with us.

Customer turnover, as well as reductions in the number of users for which a customer subscribes, each have a significant impact on our results of operations, as does the cost we incur in our efforts to retain our customers and encourage them to upgrade their services and increase their number of users. Our turnover rate could increase in the future if customers are not satisfied with our service, the value proposition of our services or our ability to otherwise meet their needs and expectations. Turnover and reductions in the number of users for whom a customer subscribes may also increase due to factors beyond our control, including the failure or unwillingness of customers to pay their monthly subscription fees due to financial constraints and the impact of a slowing economy. Because of turnover and reductions in the number of users for whom a customer subscribes, we have to acquire new customers, or acquire new users within our existing customer base, on an ongoing basis simply to maintain our existing level of customers and revenues. If a significant number of customers terminate, reduce or fail to renew their subscriptions, we may be required to incur significantly higher marketing expenditures than we currently anticipate in order to increase the number of new customers or to upsell existing customers, and such additional marketing expenditures could harm our business and results of operations.

Our future success also depends in part on our ability to sell additional subscriptions and additional functionalities to our current customers. This may also require increasingly sophisticated and more costly sales efforts and a longer sales cycle. Any increase in the costs necessary to upgrade, expand and retain existing customers could materially and adversely affect our financial performance. If our efforts to convince customers to add users and, in the future, to purchase additional functionalities are not successful, our business may suffer. In addition, such increased costs could cause us to increase our subscription rates, which could increase our turnover rate.

If we are unable to attract new customers to our services on a cost-effective basis, our business will be materially and adversely affected.

In order to grow our business, we must continue to attract new customers and expand the number of users in our existing customer base on a cost-effective basis. We use and periodically adjust the mix of advertising and marketing programs to promote our services. Significant increases in the pricing of one or more of our advertising channels would increase our advertising costs or cause us to choose less expensive and perhaps less effective channels to promote our services. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could materially and adversely affect our results of operations. We will incur advertising and marketing expenses in advance of when we anticipate recognizing any revenues generated by such expenses, and we may fail to otherwise experience an increase in revenues or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant expenditures and investments in new advertising campaigns, and we cannot assure you that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective advertising programs, our ability to attract new customers could be materially and adversely affected, our advertising and marketing expenses could increase substantially, and our results of operations may suffer.

Some of our potential customers learn about us through leading search engines, such as Google, Yahoo! and Bing. While we employ search engine optimization and search engine marketing strategies, our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website. In addition, the cost of purchased listings has increased in the past and may increase in the future. A decrease in website traffic or an increase in search costs could materially and adversely affect our customer acquisition efforts and our results of operations.

We market our products and services principally to small and medium-sized businesses, which may have fewer financial resources to weather an economic downturn.

We market our products and services principally to small and medium-sized businesses. These customers may be materially and adversely affected by economic downturns to a greater extent than larger, more established businesses. These businesses typically have more limited financial resources, including capital-borrowing capacity, than larger entities. Because the vast majority of our customers pay for our services through credit and debit cards, weakness in certain segments of the credit markets and in the U.S. and global economies has resulted in and may in the future result in increased numbers of rejected credit and debit card payments, which could materially affect our business by increasing customer cancellations and impacting our ability to engage new customers. If small and medium-sized businesses experience financial hardship as a result of a weak economy, industry consolidation or the overall demand for our services could be materially and adversely affected.

We face significant risks in our strategy to target medium-sized and larger businesses for sales of our services and, if we do not manage these efforts effectively, our business and results of operations could be materially and adversely affected.

We currently derive only a small portion of our revenues from sales from medium-sized businesses. As we target more of our sales efforts to medium-sized and larger businesses, we expect to incur higher costs and longer sales cycles and we may be less effective at predicting when we will complete these sales. In this market segment, the decision to purchase our services may require the approval of more technical personnel and management levels within a potential customer’s organization than we have historically encountered, and if so, these types of sales would require us to invest more time educating these potential customers about the benefits of our services. In addition, larger customers may demand more features, integration services and customization. Also, we have only limited experience in developing and managing sales channels and distribution arrangements for larger businesses. As a result of these factors, these sales opportunities may require us to devote greater research and development resources and sales, support and professional services resources to individual customers, resulting in increased costs and would likely lengthen our typical sales cycle, which could strain our limited sales and professional services resources. Moreover, these larger transactions may require us to delay recognizing the associated revenues we derive from these customers until any technical or implementation requirements have been met. Furthermore, because we have limited experience selling to larger businesses, our investment in marketing our services to these potential customers may not be successful, which could materially and adversely affect our results of operations and our overall ability to grow our customer base. Following sales to medium-sized or larger customers, we may experience fewer opportunities to expand these customers’ user base or sell them additional functionalities, or experience increased subscription terminations as compared to our experience with smaller businesses, any of which could materially and adversely impact our results of operations.

We rely significantly on a network of resellers to sell our services; our failure to effectively develop, manage, and maintain our indirect sales channels could materially and adversely affect our revenues.

Our future success depends on our continued ability to establish and maintain a network of channel relationships, and we expect that we will need to maintain and expand our network as we expand into international markets. An increasing portion of our revenues is derived from our network of over 1,000 sales agents and resellers, including AT&T, which we refer to collectively as resellers, many of which sell or may in the future decide to sell their own services or services from other cloud-based business communications providers. We generally do not have long-term contracts with these resellers, and the loss of or reduction in sales through these third parties could materially reduce our revenues. Our competitors may in some cases be effective in causing our resellers or potential resellers to favor their services or prevent or reduce sales of our services. If we fail to maintain relationships with our resellers, fail to develop relationships with new resellers in new markets or expand the number of resellers in our network in existing markets, or if we fail to manage, train, or provide appropriate incentives to our existing resellers, or if our resellers are not successful in their sales efforts, sales of our services may decrease and our results of operations would suffer.

Recruiting and retaining qualified resellers in our network and training them in our technology and service offerings requires significant time and resources. To develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investment in systems and training. Many resellers may not be willing to invest the time and resources required to train their staff to effectively market our services.

Support for smartphones and tablets are an integral part of our solutions. If we are unable to develop robust mobile applications that operate on mobile platforms that our customers use, our business and results of operations could be materially and adversely affected.

Our solutions allow our customers to use and manage our cloud-based business communications solution on smart devices. As new smart devices and operating systems are released, we may encounter difficulties supporting these devices and services, and we may need to devote significant resources to the creation, support, and maintenance of our mobile applications. In addition, if we experience difficulties in the future integrating our mobile applications into smart devices or if problems arise with our relationships with providers of mobile operating systems, such as those of Apple Inc. or Google Inc., our future growth and our results of operations could suffer.

We face intense competition in our markets and may lack sufficient financial or other resources to compete successfully.

The cloud-based business communications industry is competitive, and we expect it to become increasingly competitive in the future. We face intense competition from other providers of business communications systems and solutions. Our competitors include traditional on-premise, hardware business communications providers such as Alcatel-Lucent, S.A., Avaya Inc., Cisco Systems, Inc., Mitel Networks Corporation, ShoreTel, Inc., Siemens Enterprise Networks, LLC and their resellers; and companies such as Microsoft Corporation and Broadsoft, Inc. that generally license their software, and their resellers. In addition, certain of our resellers are also our competitors. For example, AT&T serves as one of our resellers but is also a competitor for business communications. All of these companies may now or in the future also host their solutions through the cloud. We also face competition from other cloud companies such as j2 Global, Inc. and 8x8, Inc., as well as from established communications providers, such as AT&T Inc., Verizon Communications Inc. and Comcast Corporation, that resell on-premise hardware, software and hosted solutions. We may also face competition from other large Internet companies, such as Google Inc., Yahoo! Inc. and Amazon.com, Inc., any of which might launch its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

Many of our current and potential competitors have longer operating histories, significantly greater resources and name recognition, more diversified service offerings and larger customer bases than we have. As a result, these competitors may have greater credibility with our existing and potential customers and may be better able to withstand an extended period of downward pricing pressure. In addition, certain of our competitors have partnered with, or been acquired by, and may in the future partner with or acquire, other competitors to offer services, leveraging their collective competitive positions, which makes it more difficult to compete with them and could materially and adversely affect our results of operations. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their services than we can to ours. Some of these service providers have in the past and may choose in the future to sacrifice revenues in order to gain market share by offering their services at lower prices or for free. Our competitors may also offer bundled service arrangements offering a more complete service offering, despite the technical merits or advantages of our services. Competition could force us to decrease our prices, slow our growth, increase our customer turnover, reduce our sales or decrease our market share. The adverse impact of a shortfall in our revenues may be magnified if we are unable to adjust spending adequately to compensate for such shortfall.

If we are unable to develop, license or acquire new services or applications on a timely and cost-effective basis, our business, financial condition, and results of operations may be materially and adversely affected.

The cloud-based business communications industry is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced services, and continuing and rapid technological advancement. We cannot predict the effect of technological changes on our business. To compete successfully in this emerging market, we must anticipate and adapt to technological changes and evolving industry standards, and continue to design, develop, manufacture and sell new and enhanced services that provide increasingly higher levels of performance and reliability at lower cost. Currently, we derive a majority of our revenues from subscriptions to RingCentral Office, and we expect this will continue for the foreseeable future. However, our future success will also depend on our ability to introduce and sell new services, features and functionality that enhance or are beyond the voice, fax and text communications services we currently offer, as well as to improve usability and support and increase customer satisfaction. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and create or increase demand for our services, and may materially and adversely impact our results of operations.

The introduction of new services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business and results of operations. Announcements of future releases and new services and technologies by our competitors or us could cause customers to defer purchases of our existing services, which also could have a material adverse effect on our business, financial condition or results of operations. We may experience difficulties with software development, operations, design or marketing that could delay or prevent our development, introduction or implementation of new or enhanced services and applications. We have in the past experienced delays in the planned release dates of new features and upgrades, and have discovered defects in new services and applications after their introduction. We cannot assure you that new features or upgrades will be released according to schedule, or that, when released, they will not contain defects. Either of these situations could result in adverse publicity, loss of revenues, delay in market acceptance or claims by customers brought against us, all of which could harm our reputation, business, results of operations, and financial condition. Moreover, the development of new or enhanced services or applications may require substantial investment, and we must continue to invest a significant amount of resources in our research and development efforts to develop these services and applications to remain competitive. We do not know whether these investments will be successful. If customers do not widely adopt any new or enhanced services and applications, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire new or enhanced services and applications on a timely and cost-effective basis, or if such new or enhanced services and applications do not achieve market acceptance, our business, financial condition, and results of operations may be materially and adversely affected.

A security breach could delay or interrupt service to our customers, harm our reputation, or subject us to significant liability.

Our operations depend on our ability to protect our network from interruption by damage from unauthorized entry, computer viruses or other events beyond our control. In the past, we may have been subject to denial or disruption of service, or DDOS, attacks by hackers intent on bringing down our services, and we may be subject to DDOS attacks in the future. We cannot assure you that our backup systems, regular data backups, security protocols and other procedures are currently in place, or that may be in place in the future, will be adequate to prevent significant damage, system failure or data loss. Also, our services are web-based, and the amount of data we store for our users on our servers has been increasing as our business has grown. Despite the implementation of security measures, our infrastructure may be vulnerable to hackers, computer viruses, worms, other malicious software programs or similar disruptive problems caused by our customers, employees, consultants or other Internet users who attempt to invade public and private data networks. Further, in some cases we do not have in place disaster recovery facilities for certain ancillary services, such as email delivery of messages. Currently, nearly all of our customers authorize us to bill their credit or debit card accounts directly for all transaction fees that we charge. We rely on encryption and authentication technology to ensure secure transmission of confidential information, including customer credit and debit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect transaction data.

Additionally, third parties may have attempted in the past, and may attempt in the future, to fraudulently induce domestic and international employees, consultants or customers into disclosing sensitive information, such as user names, passwords or customer proprietary network information, or CPNI, or other information in order to gain access to our customers’ data or to our data. CPNI includes information such as the phone numbers called by a consumer, the frequency, duration, and timing of such calls, and any services purchased by the consumer, such as call waiting, call forwarding, and caller ID, in addition to other information that may appear on a consumer’s bill. Third parties may also attempt to fraudulently induce employees, consultants or customers into disclosing sensitive information regarding our intellectual property and other confidential business information, or our information technology systems. In addition, because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any system failure or security breach that causes interruptions or data loss in our operations or in the computer systems of our customers or leads to the misappropriation of our or our customers’ confidential or personal information, or CPNI, could result in significant liability to us, cause our service to be perceived as not being secure, cause considerable harm to us and our reputation (including requiring notification to customers, regulators or the media), and deter current and potential customers from using our services. Any of these events could have a material adverse effect on our business, results of operations, and financial condition.

We rely on third parties for some of our software development, quality assurance, operations and customer support.

We currently depend on various third parties for some of our software development efforts, quality assurance, operations and customer support services. Specifically, we outsource some of our software development, quality assurance and operations activities to third-party contractors that have employees and consultants located in St. Petersburg, Russia and Odessa, Ukraine. In addition, we outsource a significant portion of our customer support, inside sales and network operation control functions to a third-party contractor located in Manila, the Philippines. Our dependence on third-party contractors creates a number of risks, in particular, the risk that we may not maintain service quality, control or effective management with respect to these business operations.

Our agreements with these third-party contractors are either not terminable by them (other than at the end of the term or upon an uncured breach by us) or require at least 60 days’ prior written notice of termination. If we experience problems with our third-party contractors, the costs charged by our third-party contractors increase or our agreements with our third-party contractors are terminated, we may not be able to develop new solutions, enhance or operate existing solutions or provide customer support in an alternate manner that is equally or more efficient and cost-effective.

We anticipate that we will continue to depend on these and other third-party relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and, as a result, our competitive position or our results of operations could suffer.

Growth may place significant demands on our management and our infrastructure.

We have recently experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to increase our sales and marketing efforts and add additional sales and marketing personnel in various regions worldwide, and improve and upgrade our systems and infrastructure to attract, service and retain an increasing number of customers. For example, we expect the volume of simultaneous calls to increase significantly as our customer base grows. Our network hardware and software may not be able to accommodate this additional simultaneous call volume. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. In addition, given our expected growth, we expect to move our offices or secure additional space in our current building or another building within the next 12 months. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, results of operations and financial condition could be materially and adversely affected.

Accusations of infringement of third-party intellectual property rights could materially and adversely affect our business.

There has been substantial litigation in the areas in which we operate regarding intellectual property rights. In the past, we have been sued by third parties claiming infringement of their intellectual property rights and we may be sued for infringement from time to time in the future. Excluding any current litigation, in the past we have settled infringement litigation brought against us; however, we cannot assure you that we will be able to settle any ongoing or future claims or, if we are able to settle any such claims, that the settlement will be on terms favorable to us. Our broad range of technology may increase the likelihood that third parties will claim that we infringe their intellectual property rights. In this regard, in June 2011, j2 Global, Inc. and Advanced Messaging Technologies, Inc. named us in a patent infringement lawsuit seeking a permanent injunction, damages and attorneys’ fees. In April 2013, we entered into a license and settlement agreement with j2 Global, Inc. and one of its affiliates to settle the matter, as described in greater detail under the heading “Business—Legal Proceedings.” In addition, in December 2012, we were named as a defendant in a patent infringement lawsuit by CallWave Communications, LLC, or CallWave, which we believe to be a non-practicing entity, as further described under “Business—Legal Proceedings.” CallWave has asserted similar claims against other companies, including Google Inc., AT&T Inc., AT&T Mobility LLC, Sprint Nextel Corp., T-Mobile US, Inc., Verizon Communications, Inc., Research in Motion Limited and Telovations, Inc.

We have in the past received, and may in the future receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. For instance, in September 2013, we received a letter sent on behalf of Cronos Technologies LLC, which we believe is a non-practicing entity, asserting that we should consider engaging in licensing discussions regarding a patent. We cannot assure you that we will resolve or settle these claims, or prevail in any resulting legal actions (if ultimately litigated). Furthermore, regardless of their merits, accusations and lawsuits like these may require significant time and expense to defend, may negatively affect customer relationships, may divert management’s attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Certain technology necessary for us to provide our services may, in fact, be patented by other parties either now or in the future. If such technology were validly patented by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable to us or if at all. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and cease offering services incorporating the technology, which could materially and adversely affect our business and results of operations.

If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liability for such infringement, which could be material. We could also be prohibited from using or selling certain services, prohibited from using certain processes, or required to redesign certain services, each of which could have a material adverse effect on our business and results of operations.

These and other outcomes may:

•	result in the loss of a substantial number of existing customers or prohibit the acquisition of new customers;

•	cause us to pay license fees for intellectual property we are deemed to have infringed;

•	cause us to incur costs and devote valuable technical resources to redesigning our services;

•	cause our cost of goods sold to increase;

•	cause us to accelerate expenditures to preserve existing revenues;

•	cause existing or new vendors to require prepayments or letters of credit;

•	materially and adversely affect our brand in the marketplace and cause a substantial loss of goodwill;

•	cause us to change our business methods or services;

•	require us to cease certain business operations or offering certain services; and

•	lead to our bankruptcy or liquidation.

Our limited ability to protect our intellectual property rights could materially and adversely affect our business.

We rely, in part, on patent, trademark, copyright and trade secret law to protect our intellectual property in the U.S. and abroad. We seek to protect our technology, software, documentation and other information under trade secret and copyright law, which afford only limited protection. For example, we typically enter into confidentiality agreements with our employees, consultants, third-party contractors, customers and vendors in an effort to control access to use and distribution of our technology, software, documentation and other information. These agreements may not effectively prevent authorized use or disclosure of confidential information and may not provide an adequate remedy in the event of such unauthorized use or disclosure, and it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. In addition, improper disclosure of trade secret information by our current or former employees, consultants, third-party contractors, customers or vendors to the public or others who could make use of the trade secret information would likely preclude that information from being protected as a trade secret.

We also rely, in part, on patent law to protect our intellectual property in the U.S. and internationally. Our intellectual property portfolio includes 18 issued U.S. patents, which expire between 2026 and 2032. We also have 49 patent applications pending for examination in the U.S. and 21 patent applications pending for examination in foreign jurisdictions, all of which are related to U.S. applications. We cannot predict whether such pending patent applications will result in issued patents that effectively protect our intellectual property. Even if a pending patent application results in an issued patent, the patent may be circumvented or its validity may be challenged in various proceedings before the U.S. Patent and

Trademark Office, such as reexamination, which may require legal representation and involve substantial costs and diversion of management time and resources. In addition, we cannot assure you that every significant feature of our solutions is protected by our patents.

The unlicensed use of our brand, including domain names, by third parties could harm our reputation, cause confusion among our customers and impair our ability to market our products and services. To that end, we have registered numerous trademarks and service marks and have applied for registration of additional trademarks and service marks and have acquired a large number of domain names in and outside the U.S. to establish and protect our brand names as part of our intellectual property strategy. If our applications receive objections or are successfully opposed by third parties, it will be difficult for us to prevent third parties from using our brand without our permission. Moreover, successful opposition to our applications might encourage third parties to make additional oppositions or commence trademark infringement proceedings against us, which could be costly and time consuming to defend against. If we are not successful in protecting our trademarks, our trademark rights may be diluted and subject to challenge or invalidation, which could materially and adversely affect our brand.

Despite our efforts to implement our intellectual property strategy, we may not be able to protect or enforce our proprietary rights in the U.S. or internationally (where effective intellectual property protection may be unavailable or limited). For example, we have entered into agreements containing confidentiality and invention assignment provisions in connection with the outsourcing of certain software development and quality assurance activities to third-party contractors located in St. Petersburg, Russia and Odessa, Ukraine. We have also entered into an agreement containing a confidentiality provision with a third-party contractor located in Manila, the Philippines, where we have outsourced a significant portion of our customer support function. We cannot assure you that such agreements with these third-party contractors or their agreements with their employees and contractors will adequately protect our proprietary rights in the applicable jurisdictions and foreign countries, as their respective laws may not protect proprietary rights to the same extent as the laws of the U.S. In addition, our competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology in a manner that does not infringe our intellectual property rights or design around any of our patents. Furthermore, detecting and policing unauthorized use of our intellectual property is difficult and resource-intensive. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or not, could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on the public acceptance of our services and applications.

Our future success depends on our ability to significantly increase revenues generated from our cloud-based business communications solutions. The market for cloud-based business communications is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a rapidly evolving industry, the demand for, and market acceptance of, these applications is uncertain. If the market for cloud-based business communications fails to develop, develops more slowly than we anticipate or develops in a manner different than we expect, our services could fail to achieve market acceptance, which in turn could materially and adversely affect our business.

Our growth depends on the continued use of voice communications by businesses, as compared to email and other data-based methods. A decline in the overall rate of voice communications by businesses would harm our business. Furthermore, our continued growth depends on future demand for and adoption of Internet voice communications systems and services. Although the number of broadband subscribers worldwide has grown significantly in recent years, a small percentage of businesses have adopted Internet voice communications services to date. For demand and adoption of Internet voice communications services by businesses to increase, Internet voice communications networks must improve the quality of their service for real-time communications by managing the effects of and reducing packet loss, packet delay and packet jitter, as well as unreliable bandwidth, so that toll-quality service can be consistently provided. Additionally, the cost and feature benefits of Internet voice communications must be sufficient to cause customers to switch from traditional phone service providers. We must devote substantial resources to educate customers and their end users about the benefits of Internet voice communications solutions, in general, and our services in particular. If any or all of these factors fail to occur, our business may be materially and adversely affected.

Interruptions in our services could harm our reputation, result in significant costs to us, and impair our ability to sell our services.

Because our services are complex and we have incorporated a variety of new computer hardware, as well as software that is developed in-house and acquired from third-party vendors, our services may have errors or defects that customers identify after they begin using them that could result in unanticipated interruptions of service. Internet-based services frequently contain undetected errors and bugs when first introduced or when new versions or enhancements are released. While the substantial majority of our customers are small and medium-sized businesses, the use of our services in complicated, large-scale network environments may increase our exposure to undetected errors, failures or bugs in our services. Although we test our services to detect and correct errors and defects before their general release, we have from time to time experienced significant interruptions in our service as a result of such errors or defects and may experience future interruptions of service if we fail to detect and correct these errors and defects. The costs incurred in correcting such defects or errors may be substantial and could harm our results of operations. In addition, we rely on hardware purchased or leased and software licensed from third parties to offer our services.

Any defects in, or unavailability of, our or third-party software or hardware that cause interruptions of our services could, among other things:

•	cause a reduction in revenues or delay in market acceptance of our services;

•	require us to issue refunds to our customers or expose us to claims for damages;

•	cause us to lose existing customers and make it more difficult to attract new customers;

•	divert our development resources or require us to make extensive changes to our software, which would increase our expenses and slow innovation;

•	increase our technical support costs; and

•	harm our reputation and brand.

If we fail to continue to develop our brand or our reputation is harmed, our business may suffer.

We believe that continuing to strengthen our current brand will be critical to achieving widespread acceptance of our services and will require continued focus on active marketing efforts. The demand for and cost of online and traditional advertising have been increasing and may continue to increase. Accordingly, we may need to increase our investment in, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brands. If we fail to promote and maintain our brand, or if we incur substantial expense in an unsuccessful attempt to promote and maintain our brands, our business could be materially and adversely affected.

Our services, as well as those of our competitors, are regularly reviewed and commented upon by online media sources, as well as computer and other business publications. Negative reviews, or reviews in which our competitors’ products and services are rated more highly than our solutions, could negatively affect our brand and reputation. From time to time, our customers have expressed dissatisfaction with our services, including dissatisfaction with our customer support, our billing policies and the way our services operate. If we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers’ confidence, and they may choose to terminate, reduce or not to renew their subscriptions. In addition, many of our customers participate in social media and online blogs about Internet-based services, including our services, and our success depends in part on our ability to minimize negative and generate positive customer feedback through such online channels where existing and potential customers seek and share information. If actions we take or changes we make to our services upset these customers, their blogging could negatively affect our brand and reputation. Complaints or negative publicity about our services or customer service could materially and adversely impact our ability to attract and retain customers and our business, financial condition and results of operations.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

Nearly all of our customers authorize us to bill their credit card accounts directly for service fees that we charge. If people pay for our services with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies from claims that the customer did not authorize the credit card transaction to purchase our service, something that we have experienced in the past. If the number of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. We are compliant with the Payment Card Industry Data Security Standard, or PCI, in the United States and Canada. We are developing a plan to become PCI-compliant in the United Kingdom; however, if we fail to maintain compliance with current merchant standards, such as PCI, or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our services. Our services may also be subject to fraudulent usage, including but not limited to international revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams, and other fraudulent schemes. Although our customers are required to set Personal Identification Numbers, or PINs, to protect their accounts and may configure in which destinations international calling is enabled from their extensions, third parties have in the past and may in the future be able to access and use their accounts through fraudulent means. In addition, third parties may have attempted in the past, and may attempt in the future, to fraudulently induce domestic and international employees or consultants into disclosing customer PINs and other account information. Communications fraud can result in unauthorized access to customer accounts and customer data, unauthorized use of customers’ services, charges to customers for fraudulent usage and expense that we must pay to carriers. We may be required to pay for these charges and expenses with no reimbursement from the customer, and our reputation may be harmed if our services are subject to fraudulent usage. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments, which could cause our paid customer base to significantly decrease, could have a material adverse effect on our results of operations, financial condition and ability to grow our business.

Potential problems with our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, distribution of our services, billing our customers, processing credit card transactions, customer relationship management, supporting financial planning and analysis, accounting functions and financial statement preparation and otherwise running our business. Information systems may experience interruptions, including interruptions of related services from third-party providers, which may be beyond our control. Such business interruptions could cause us to fail to meet customer requirements. All information systems, both internal and external, are potentially vulnerable to damage or interruption from a variety of sources, including without limitation, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, war and telecommunication failures and employee or other theft, as well as third-party provider failures. Any disruption in our information systems and those of the third parties upon which we rely could have a significant impact on our business.

In addition, we recently transitioned from a number of disparate systems and implemented NetSuite, a SaaS enterprise resource planning system, to handle various business, operating and financial processes. We plan to transition from a spreadsheet-based financial modeling system and implement a third-party corporate performance management system. In addition, in the future we intend to implement a third-party SaaS billing system to replace our current internally developed billing system. We may also implement further and enhanced information systems in the future to meet the demands resulting from our growth and to provide additional capabilities and functionality. The implementation of new systems and enhancements is frequently disruptive to the underlying business of an enterprise, and can be time-consuming and expensive, increase management responsibilities and divert management attention. Any disruptions relating to our systems enhancements or any problems with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could materially and adversely affect our business. Even if we do not encounter these material and adverse effects, the implementation of these enhancements may be much more costly than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our financial position, results of operations and cash flows could be negatively impacted.

Our use of open source technology could impose limitations on our ability to commercialize our services.

We use open source software in our platform on which our services operate. There is a risk that the owners of the copyrights in such software may claim that such licenses impose unanticipated conditions or restrictions on our ability to market or provide our services. If such owners prevail in such claim, we could be required to make the source code for our proprietary software (which contains our valuable trade secrets) generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our services, to re-engineer our technology, or to discontinue offering our services in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could cause us to discontinue our services, harm our reputation, result in customer losses or claims, increase our costs or otherwise materially and adversely affect our business and results of operations.

Our services are subject to regulation, and future legislative or regulatory actions could adversely affect our business and expose us to liability.

Federal Regulation

Our business is regulated by the FCC. As a communications services provider, we are subject to existing or potential FCC regulations relating to privacy, disability access, porting of numbers, Federal Universal Service Fund, or USF, contributions, E-911, and other requirements. FCC classification of our Internet voice communications services as telecommunications services could result in additional federal and state regulatory obligations. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses, and possibly restrictions on our ability to operate or offer certain of our services. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our services to customers and could have a materially adverse impact on our revenues.

Through our wholly owned subsidiary, RCLEC, Inc., we also plan to provide competitive local exchange carrier services, or CLEC services, which are regulated by the FCC as traditional telecommunications services. Our CLEC services depend on certain provisions of the Telecommunications Act of 1996 that permit us to procure facilities and services from incumbent local exchange carriers, or ILECs, that are necessary to provide our services. Over the past several years, the FCC has reduced or eliminated a number of regulations governing ILECs’ offerings. If ILECs are not required by law to provide services to us or do not continue to permit us to purchase these services from them under commercial arrangements at reasonable rates, our business could be adversely affected and our cost of providing CLEC services could increase. This could have a materially adverse impact on our results of operations and cash flows.

Our services are also subject to a number of other FCC regulations. Among others, we must comply (in whole or in part) with:

•	the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered entities to assist law enforcement in undertaking electronic surveillance;

•	requirements to provide E-911 to our customers;

•	contributions to the USF which requires that we pay a percentage of our revenues to support certain federal programs;

•	payment of annual FCC regulatory fees based on our interstate and international revenues;

•	rules pertaining to access to our services by people with disabilities and contributions to the Telecommunications Relay Services fund; and

•	FCC rules regarding CPNI, which requires that we not use such information without customer approval, subject to certain exceptions.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our service offerings, exit certain markets or raise the price of our services, any of which could ultimately harm our business and results of operations.

State Regulation

States currently may not regulate our Internet voice communications services. However, states are allowed to assess state USF requirements, E-911 fees and other surcharges on nomadic VoIP providers. A number of states require us to contribute to state USF, contribute to E-911 and pay other surcharges, while others are actively considering extending their programs to include the services we provide. We pass USF, E-911 fees and other surcharges through to our customers, which may result in our services becoming more expensive or require that we absorb these costs. We expect that state public utility commissions will continue their attempts to apply state telecommunications regulations to Internet voice communications services like ours.

Our subsidiary’s CLEC services are subject to regulation by the public utility regulatory agency in those states where we provide local telecommunications services. This regulation includes the requirement to obtain a certificate of public necessity or other similar licenses prior to offering our CLEC services. We may also be required to file tariffs that describe our CLEC’s services and provide rates for those services. We are also required to comply with state regulations that vary from state to state concerning service quality, disconnection and billing requirements. State commissions also have authority to review and approve interconnection agreements between incumbent phone carriers and CLECs such as our subsidiary, and to conduct arbitration of disputes arising in the negotiation of such agreements.

International Regulation

As we expand internationally, we may be subject to telecommunications, consumer protection, data privacy and other laws and regulations in the foreign countries where we offer our services. Internationally, we currently offer our services in Canada and the United Kingdom, or UK.

We are a provider of Internet voice telecommunications services in Canada. As a provider of internet voice communications services, we are subject to regulation in Canada by the Canadian Radio-television and Telecommunications Commission, or CRTC. We are registered with the CRTC as a reseller of telecommunications services and have been issued a basic international telecommunications services, or BITS, licence by the CRTC. As a internet voice communications provider, we are subject to obligations imposed by the CRTC, including providing access to emergency call E-911 services, providing access to operator assistance, directory information services, number portability, providing minimum customer information, charge customers certain regulatory charges and pay contribution charges. We are also subject to Canadian federal privacy laws and provincial consumer protection legislation. As a holder of a BITS license, we also must comply with various annual reporting requirements.

As a provider of electronic communications services in the UK, we are subject to regulation in the UK by the Office of Communications. Some of these regulatory obligations include providing access to emergency call services (E999/112); providing access to operator assistance, directories and directory enquiry services, offering contracts with minimum terms, providing and publishing certain information transparently, providing itemized billing, protecting customer information (including personal data); porting phone numbers upon a valid customer request and implementing a code of practice. We are required to comply with laws and matters relating to, among other things, competition law, distance selling, e-commerce and consumer protection. We must also comply with various reporting and recordkeeping requirements.

We process, store, and use personal information and other data, which subjects us and our customers to a variety of evolving governmental regulation, industry standards and self-regulatory schemes, contractual obligations, and other legal obligations related to privacy, which may increase our costs, decrease adoption and use of our products and services and expose us to liability.

There are a number of federal, state, local and foreign laws and regulations, as well as contractual obligations and industry standards, that provide for certain obligations and restrictions with respect to data privacy and security, and the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure and protection of personal information and other customer data. The scope of these obligations and restrictions is changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules, and their status remains uncertain. Within the European Union, or EU, strict laws already apply in connection with the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure and protection of personal information and other customer data. The EU model has been replicated in many jurisdictions outside the U.S., including Asia-Pacific Economic Cooperation countries. Regulators have the power to fine non-compliant organizations significant amounts. There are proposals to increase the maximum level of fines that EU regulators may impose to 2% of worldwide annual sales. As Internet commerce and communication technologies continue to evolve, increasing online service providers’ and network users’ capacity to collect, store, retain, protect, use, process and transmit large volumes of personal information, increasingly restrictive regulation by federal, state or foreign agencies becomes more likely. For example, a variety of regulations that would increase restrictions on online service providers in the area of data privacy is currently being proposed, both in the U.S. and in other jurisdictions, and we believe that the adoption of increasingly restrictive regulation in the field of data privacy and security is likely, possibly as restrictive as the EU model. Obligations and restrictions imposed by current and future applicable laws, regulations, contracts and industry standards may affect our ability to provide all the current features of our products and services and our customers’ ability to use our products and services, and could require us to modify the features and functionality of our products and services. Such obligations and restrictions may limit our ability to collect, store, process, use, transmit and share data with our customers, and to allow our customer to collect, store, retain, protect, use, process, transmit, share and disclose data with others through our products and services. Compliance with, and other burdens imposed by, such obligations and restrictions could increase the cost of our operations. Failure to comply with obligations and restrictions related to data privacy and security could subject us to lawsuits, fines, criminal penalties, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business.

Our customers can use our services to store contact and other personal or identifying information, and to process, transmit, receive, store and retrieve a variety of communications and messages, including information about their own customers and other contacts. In addition, customers may use our services to store protected health information, or PHI, that is protected under the Health Insurance Portability and Accountability Act, or HIPAA, notwithstanding that we inform customers that our services should not be used for these purposes. Noncompliance with laws and regulations relating to privacy and HIPAA may lead to significant fines, penalties or liabilities. Our actual compliance, our customers’ perception of our compliance, costs of compliance with such regulations and customer concerns regarding their own compliance obligations (whether factual or in error) may limit the use and adoption of our service and reduce overall demand. Furthermore, privacy concerns, including the inability or impracticality of providing advance notice to customers of privacy issues related to the use of our services, may cause our customers’ customers to resist providing the personal data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our service in certain industries.

In addition to government activity, privacy advocacy groups and industry groups have adopted and are considering the adoption of various self-regulatory standards and codes of conduct that may place additional burdens on us and our customers, which may further reduce demand for our services and harm our business.

While we try to comply with all applicable data protection laws, regulations, standards, and codes of conduct, as well as our own posted privacy policies and contractual commitments to the extent possible, any failure by us to protect our users’ privacy and data, including as a result of our systems being compromised by hacking or other malicious or surreptitious activity, could result in a loss of user confidence in our services and ultimately in a loss of users, which could materially and adversely affect our business. Our customers may also accidentally disclose their passwords or store them on a mobile device that is lost or stolen, creating the perception that our systems are not secure against third-party access. Additionally, our third-party contractors in the Philippines, Russia and Ukraine may have access to customer data. If these or other third-party vendors violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn have a material and adverse effect on our business.

Use or delivery of our services may become subject to new or increased regulatory requirements, taxes or fees.

The increasing growth and popularity of Internet voice communications heighten the risk that governments will regulate or impose new or increased fees or taxes on Internet voice communications services. To the extent that the use of our services continues to grow, regulators may be more likely to seek to regulate or impose new or additional taxes, surcharges or fees on our services. Similarly, advances in technology, such as improvements in locating the geographic origin of Internet voice communications, could cause our services to become subject to additional regulations, fees or taxes, or could require us to invest in or develop new technologies, which may be costly. In addition, as we continue to expand our user base and offer more services, we may become subject to new regulations, taxes, surcharges or fees. Increased regulatory requirements, taxes, surcharges or fees on Internet voice communications services, which could be assessed by governments retroactively or prospectively, would substantially increase our costs, and, as a result, our business would suffer. In addition, the tax status of our services could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of applicable taxes. Any such additional taxes could harm our results of operations.

Our emergency and E-911 calling services may expose us to significant liability.

The FCC requires Internet voice communications providers, such as our company, to provide E-911 service in all geographic areas covered by the traditional wire-line E-911 network. Under the FCC’s rules, Internet voice communications providers must transmit the caller’s phone number and registered location information to the appropriate public safety answering point, or PSAP, for the caller’s registered location. Our CLEC services are also required by the FCC and state regulators to provide E-911 service to the extent that they are accessed by end users.

We provide E-911 service in compliance with the FCC’s rules to substantially all of our customers’ interconnected VoIP lines. In some circumstances, 911 calls may be routed to a national emergency call center that routes the call to the appropriate PSAP. In addition, certain of our Internet voice communications services that work with mobile devices and are accessed through Wi-Fi networks may not be able to complete 911 calls. The FCC is considering requiring providers of Internet voice communications services on mobile devices to provide E-911 service. The adoption of such a requirement could increase our costs and make our service more expensive, which could adversely affect our results of operations.

In May 2013, the FCC issued an order requiring all providers of interconnected text messaging services to provide, by September 30, 2013, an automatic bounce-back text message in situations where a consumer attempts to text message to 911 in a location where text-to-911 is not available. We believe we are in compliance with this order.

In connection with the FCC requirement that we provide E-911 to all of our interconnected VoIP customers, we must obtain from each customer, prior to the initiation of service, the physical locations at which the service will first be used for each VoIP line. For services that can be utilized from more than one physical location, we must provide customers one or more methods of updating their physical location. Because we do not validate the physical address at each location where the services may be used by our customers, and because customers may use the services in locations that differ from the registered location without providing us with the updated information, it is possible that E-911 calls may get routed to the wrong public safety answering point, or PSAP. We are also aware that certain customer registered addresses are incorrect, or may not have been updated. If E-911 calls are not routed to the correct PSAP, and if the delay results in serious injury or death, we could be sued and the damages substantial. We are evaluating measures to attempt to verify and update the addresses for locations where our services are used.

We could be subject to enforcement action by the FCC for our customer lines that do not have E-911 service or an FCC challenge to our implementation in full. This enforcement action could result in significant monetary penalties and restrictions on our ability to offer non-compliant services.

Customers may in the future attempt to hold us responsible for any loss, damage, personal injury, or death suffered as a result of delayed or uncompleted emergency service calls. The New and Emerging Technologies 911 Improvement Act of 2008 provides that Internet voice communications providers have the same protections from liability for the operation of 911 service as traditional wire-line and wireless providers. Limitations on liability for the provision of 911 service are normally governed by state law, and these limitations typically are not absolute. It is also unclear under the FCC’s rules whether the limitations on liability would apply to those customer lines for which we do not provide E-911 service.

We rely on third parties to provide the majority of our customer service and support representatives and to fulfill various aspects of our E-911 service. If these third parties do not provide our customers with reliable, high-quality service, our reputation will be harmed, and we may lose customers.

We offer customer support through both our online account management website and our toll-free customer support number. Our customer support is currently provided via a third-party provider located in the Philippines, as well as our employees in the U.S. We currently offer support almost exclusively in English. Our third-party providers generally provide customer service and support to our customers without identifying themselves as independent parties. The ability to support our customers may be disrupted by natural disasters, inclement weather conditions, civil unrest, strikes and other adverse events in the Philippines. Furthermore, as we expand our operations internationally, we may need to make significant expenditures and investments in our customer service and support to adequately address the complex needs of international customers, such as support in multiple foreign languages.

We also contract with third parties to provide E-911 services, including assistance in routing emergency calls and terminating E-911 calls. Our providers operate a national call center that is available 24 hours a day, seven days a week, to receive certain emergency calls and maintain PSAP databases for the purpose of deploying and operating E-911 services. On mobile devices, we generally rely on the underlying cellular or wireless carrier to provide E-911 services. Interruptions in service from our vendors could cause failures in our customers’ access to E-911 services and expose us to liability and damage our reputation.

If any of these third parties do not provide reliable, high-quality service, our reputation and our business will be harmed. In addition, industry consolidation among providers of services to us may impact our ability to obtain these services or increase our costs for these services.

We are in the process of expanding our international operations, which exposes us to significant risks.

To date, we have not generated significant revenues from outside of the U.S. and Canada. However, we already have significant operations outside the U.S. and Canada, and we expect to grow our international revenues in the future. The future success of our business will depend, in part, on our ability to expand our operations and customer base worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the U.S. Because of our limited experience with international operations and developing and managing sales and distribution channels in international markets, our international expansion efforts may not be successful. In addition, we will face risks in doing business internationally that could materially and adversely affect our business, including:

•	our ability to comply with differing technical and environmental standards, data privacy and telecommunications regulations and certification requirements outside the U.S.;

•	difficulties and costs associated with staffing and managing foreign operations;

•	potentially greater difficulty collecting accounts receivable and longer payment cycles;

•	the need to adapt and localize our services for specific countries;

•	the need to offer customer care in various native languages;

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

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lower levels of adoption of credit or debit card usage for Internet related purchases by foreign customers and compliance with various foreign regulations related to credit or debit card processing and data privacy requirements;

•	difficulties in understanding and complying with local laws, regulations, and customs in foreign jurisdictions;

•	export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control;

•	tariffs and other non-tariff barriers, such as quotas and local content rules;

•	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

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fluctuations in currency exchange rates, which could increase the price of our services outside of the U.S., increase the expenses of our international operations, including expenses related to foreign contractors, and expose us to foreign currency exchange rate risk;

•	exchange control regulations, which might restrict or prohibit our conversion of other currencies into U.S. Dollars;

•	restrictions on the transfer of funds;

•	new and different sources of competition;

•	deterioration of political relations between the U.S. and other countries, particularly Russia, Ukraine, China and the Philippines; and

•	political or social unrest or economic instability in a specific country or region.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business.

We depend largely on the continued services of our senior management and other key employees, the loss of any of whom could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue opportunities and services innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In particular, we depend to a considerable degree on the vision, skills, experience and effort of our co-founder, Chairman and Chief Executive Officer, Vladimir Shmunis. None of our executive officers or other senior management personnel is bound by a written employment agreement and any of them may therefore terminate employment with us at any time with no advance notice. The replacement of any of these senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. In addition, certain members of our senior management team, including our President, who joined us in June 2013, and our Chief Financial Officer, who joined us in August 2013, have worked together for only a relatively short period of time and it may be difficult to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition or results of operations.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled technical and other personnel with experience in our industry in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of existing and new services, which could have a material adverse effect on our business, financial condition and results of operations. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Volatility in, or lack of performance of, our stock price may also affect our ability to attract and retain key personnel. Many of our key personnel are, or will soon be, vested in a substantial amount of shares of common stock or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our Class A common stock. If we are unable to retain our employees, our business, results of operations, and financial condition will be harmed.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our results of operations.

Our business strategy may, from time to time, include acquiring or investing in complementary services, technologies or businesses. We cannot assure you that we will successfully identify suitable acquisition candidates, integrate or manage disparate technologies, lines of business, personnel and corporate cultures, realize our business strategy or the expected return on our investment, or manage a geographically dispersed company. Any such acquisition or investment could materially and adversely affect our results of operations. Acquisitions and other strategic investments involve significant risks and uncertainties, including:

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	unanticipated costs and liabilities;

•	difficulties in integrating new products and services, software, businesses, operations and technology infrastructure in an efficient and effective manner;

•	difficulties in maintaining customer relations;

•	the potential loss of key employees of the acquired businesses;

•	the diversion of the attention of our senior management from the operation of our daily business;

•	the potential adverse effect on our cash position to the extent that we use cash for the purchase price;

•	the potential significant increase of our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition;

•	the potential issuance of securities that would dilute our stockholders’ percentage ownership;

•	the potential to incur large and immediate write-offs and restructuring and other related expenses; and

•	the inability to maintain uniform standards, controls, policies and procedures.

Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that we will realize the anticipated benefits of any acquisition or investment. In addition, our inability to successfully operate and integrate newly acquired businesses appropriately, effectively, and in a timely manner could impair our ability to take advantage of future growth opportunities and other advances in technology, as well as on our revenues, gross margins and expenses.

We may be subject to liabilities on past sales for taxes, surcharges and fees.

Prior to 2012, we did not collect or remit U.S. state or municipal sales, use, excise, utility user and ad valorem taxes, fees or surcharges on the charges to our customers for our services or goods, except that we have historically complied with the collection of certain California sales/use taxes and financial contributions to the California 9-1-1 system (the Emergency Telephone Users Surcharge) and federal USF. For periods prior to 2012, with limited exception, we believe that we were generally not subject to taxes, fees, or surcharges imposed by other U.S. state and municipal jurisdictions or that such taxes, fees, or surcharges did not apply to our service. There is uncertainty as to what constitutes sufficient “in state presence” for a state to levy taxes, fees and surcharges for sales made over the Internet. Therefore, taxing authorities may challenge our position and may decide to audit our business and operations with respect to sales, use, telecommunications and other taxes, which could result in increased tax liabilities for us or our customers, which could materially and adversely affect our results of operations and our relationships with our customers.

In 2012, we voluntarily began collecting and remitting U.S. state sales, use or other taxes, surcharges, and fees. The collection of these taxes, fees, or surcharges could have the effect of decreasing or eliminating price advantages we may have had over other providers. We may not accurately calculate these taxes, particularly in foreign jurisdictions. In addition, we have recorded a contingent sales tax liability for sales prior to 2012. If our ultimate liability exceeds the collected and accrued amount, it could result in significant charges to our earnings.

Finally, the application of other indirect taxes (such as sales and use tax, value added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses, such as ours, is a complex and evolving area. In November 2007, the U.S. federal government enacted legislation extending the moratorium on states and other local authorities imposing access or discriminatory taxes on the Internet through November 2014. This moratorium does not prohibit federal, state, or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. The application of existing, new, or future laws, whether in the U.S. or internationally, could have adverse effects on our business, prospects, and results of operations. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Changes in effective tax rates, or adverse outcomes resulting from examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expiration of, or lapses in, the research and development tax credit laws;

•	expiration or non-utilization of net operating loss carryforwards;

•	tax effects of share-based compensation;

•	certain non-deductible expenses as a result of acquisitions;

•	expansion into new jurisdictions;

•	costs related to intercompany arrangements; and

•	changes in tax laws, regulations, accounting principles, or interpretations thereof.

We may be unable to use some or all of our net operating loss carryforwards, which could materially and adversely affect our reported financial condition and results of operations.

As of December 31, 2012, we had federal and state net operating loss carryforwards, or NOLs, due to prior period losses, which, if not utilized, will begin to expire in 2023 and 2013 for federal and state purposes, respectively. We also have federal research tax credit carryforwards that will begin to expire in 2028. Realization of these net operating loss and research tax credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our results of operations.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of our stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws.

As of December 31, 2012, we had federal and state net operating loss carryforwards of $61.9 million and $60.4 million, respectively, available to offset future taxable income, which expire in various years through 2023 if not utilized. No deferred tax assets have been recognized on our balance sheet related to these NOLs, as they are fully reserved by a valuation allowance. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and similar state law provisions, substantial changes in our ownership may limit the amount of pre-change NOLs that can be utilized annually in the future to offset taxable income. Section 382 of the Code imposes limitations on a company’s ability to use NOLs if a company experiences a more-than-50-percent ownership change over a three-year testing period. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could materially and adversely affect our results of operations.

As a result of becoming a public company, we will need to further develop and maintain our internal control over financial reporting. If our internal control over financial reporting is not effective, it may adversely affect investor confidence in our company.

We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. For example, in connection with the audit of our consolidated financial statements for fiscal 2011, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that our independent registered public accounting firm identified related to our lack of sufficient, qualified personnel in accounting and financial reporting matters to perform process level controls and other controls. We believe that we remediated this material weakness in 2012.

However, in connection with the audit of our consolidated financial statements for fiscal 2012, our independent registered public accounting firm identified two significant deficiencies. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. The significant deficiencies that our independent registered public accounting firm identified in connection with our fiscal 2012 audit related to our lack of sufficient controls to enable our timely remittance of sales tax liabilities and inadequate controls related to the accounting process and incomplete documentation of accounting and financial period close procedures.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls when it is required to do so by the applicable rules, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission, or the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart our Business Startups Act of 2012, or JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. As a result, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Our remediation efforts may not enable us to avoid a material weakness in the future.

We may not be successful in obtaining local access services through our newly-created CLEC.

We have formed a competitive local exchange carrier subsidiary, RCLEC, to allow us to purchase network services directly from ILECs and from other CLECs in certain geographic markets, at lower prices than we pay for such services through third-party network service providers, such as Level 3 Communications, Inc. and Bandwidth.com, Inc., and to help us improve our quality of service. However, the ILECs may favor themselves and their affiliates and may not provide network services to us at lower prices than we could obtain through Level 3 Communications, Inc., Bandwidth.com, Inc., other third-party CLECs, or at all. If we are unable to reduce our pricing as a result of obtaining network services through our subsidiary, we may be forced to rely on other third-party network service providers and be unable to effectively lower our cost of service. Further, creation and maintenance of a CLEC requires significant expenditures, and we may not realize much or any benefit from our investment in our subsidiary if we do not reduce our costs of network service through our subsidiary. In addition, if ILECs or other CLECs do not provide us with any access, we will not be able to use our RCLEC subsidiary as intended to improve the quality of our services or lower the cost of our services.

If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.

We support local number and toll-free number portability, which allows our customers to transfer to us and thereby retain their existing phone numbers when subscribing to our services. Transferring numbers is a manual process that can take up to 15 business days or longer to complete. A new customer of our services must maintain both our service and the customer’s existing phone service during the number transferring process. Any delay that we experience in transferring these numbers typically results from the fact that we depend on third-party carriers to transfer these numbers, a process that we do not control, and these third-party carriers may refuse or substantially delay the transfer of these numbers to us. Local number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, we may experience increased difficulty in acquiring new customers. Moreover, the FCC requires Internet voice communications providers, which are companies like us that provide services similar to traditional phone companies, including the ability to make calls to and receive calls from the public phone network, to comply with specified number porting timeframes when customers leave our service for the services of another provider. If we, or our third-party carriers, are unable to process number portability requests within the requisite timeframes, we could be subject to fines and penalties. Additionally, both customers and carriers may seek relief from the relevant state public utility commission, the FCC, or in state or federal court for violation of local number portability requirements.

Our business could suffer if we cannot obtain or retain direct inward dialing numbers, or DIDs, are prohibited from obtaining local or toll-free numbers, or are limited to distributing local or toll-free numbers to only certain customers.

Our future success depends on our ability to procure large quantities of local and toll-free DIDs in the U.S. and foreign countries in desirable locations at a reasonable cost and without restrictions. Our ability to procure and distribute DIDs depends on factors outside of our control, such as applicable regulations, the practices of the communications carriers that provide DIDs, the cost of these DIDs, and the level of demand for new DIDs. Due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain. Our inability to acquire DIDs for our operations would make our services less attractive to potential customers in the affected local geographic areas. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud-based business communications, has increased, which increases our dependence on needing sufficiently large quantities of DIDs.

We rely on third-party hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on purchased or leased hardware and software licensed from third parties in order to offer our service. In some cases, we integrate third-party licensed software components into our platform. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

We depend on two vendors and one fulfillment agent to configure and deliver the phones that we sell, and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may harm our business.

We rely on Cisco Systems, Inc. and Polycom, Inc. for phones that we offer for sale to our customers that use our services. In addition, we rely on one fulfillment agent to configure and deliver our phones to our customers. We currently do not have long-term contracts with these vendors or with the fulfillment agent. As a result, these third parties are not obligated to provide products to or perform services for us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. If these third parties are unable to deliver phones of acceptable quality or in a timely manner, our ability to bring services to market, the reliability of our services and our reputation could suffer. We expect that it could take several months to effectively transition to new third-party manufacturers or fulfillment agents.

If our vendor-supplied phones are not able to interoperate effectively with our own back-end servers and systems, our customers may not be able to use our service, which could harm our business, financial condition and results of operations.

Phones must interoperate with our back-end servers and systems, which contain complex specifications and utilize multiple protocol standards and software applications. Currently, the phones we sell are manufactured by only two third-party providers, Cisco Systems, Inc. and Polycom, Inc. If either of these providers changes the operation of their phones, we will be required to undertake development and testing efforts to ensure that the new phones interoperate with our system. These efforts may require significant capital and employee resources, and we may not accomplish these development efforts quickly or cost-effectively, if at all. If our vendor-supplied phones do not interoperate effectively with our system, our customers’ ability to use our services could be delayed or orders for our services could be cancelled, which would harm our business, financial condition and results of operations.

We may not be able to manage our inventory levels effectively, which may lead to inventory obsolescence that would force us to incur inventory write-downs.

Our vendor-supplied phones have lead times of up to 20 weeks for delivery and are built to forecasts that are necessarily imprecise. It is likely that from time to time we will have either excess or insufficient product inventory. In addition, because we rely on third-party vendors for the supply of our vendor-supplied phones, our inventory levels are subject to the conditions regarding the timing of purchase orders and delivery dates that are not within our control. Excess inventory levels would subject us to the risk of inventory obsolescence, while insufficient levels of inventory may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our services could result in loss of customers or harm to our ability to attract new customers. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We may require additional capital to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, results of operations and financial condition may be adversely affected.

We intend to continue to make expenditures and investments to support the growth of our business and may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us, or at all. Any debt financing that we secure in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

As of June 30, 2013, we were not in compliance with the covenant in our credit agreement with Silicon Valley Bank regarding maintaining a minimum cash balance. Silicon Valley Bank waived this non-compliance effective August 14, 2013. We cannot assure you that we will be able to comply with this covenant or any other affirmative or negative covenants in future quarters, as required by our credit agreements. In the event that we are unable to comply with these covenants in the future, we would seek an amendment or waiver of the covenants. We cannot assure you that any such waiver or amendment would be granted. In such event, we may be required to repay any or all of our existing borrowings, and we cannot assure you that we will be able to borrow under our existing credit agreements, or obtain alternative funding arrangements on commercially reasonable terms, or at all.

In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our corporate headquarters, one of our data centers and co-location facilities, our sole third-party customer service and support facility, and a research and development facility are located near known earthquake fault zones, and the occurrence of an earthquake, tsunami or other catastrophic disaster could damage our facilities or the facilities of our contractors, which could cause us to curtail our operations.

Our corporate headquarters, one of our data centers and one of our subsidiary’s co-location facilities are located in northern California, our customer service call center operated by our contractor is located in the Philippines, and one of our research and development facilities is located on the coast of China. All of these locations are on the Pacific Rim near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes and tsunamis. Additionally, our China facility, our sole third-party customer service and support facility in the Philippines, and our CLEC subsidiary’s co-location facility in Florida are located in areas subject to hurricanes. We and our contractors are also vulnerable to other types of disasters, such as power loss, fire, floods, pandemics, cyber attack, war, political unrest and terrorist attacks and similar events that are beyond our control. If any disasters were to occur, our ability to operate our business could be seriously impaired, and we may endure system interruptions, reputational harm, loss of intellectual property, delays in our services development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could harm our future results of operations. In addition, we do not carry earthquake insurance and we may not have adequate insurance to cover our losses resulting from other disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of the securities exchange on which our Class A common stock will be traded and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. Our failure to comply with these laws, regulations and standards could materially and adversely affect our business and results of operations.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, exemption from the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will cease to be an “emerging growth company” upon the earliest of (i) the first fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in more litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially and adversely affected, and even if the claims do not result in litigation or are resolved in our favor. These claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially and adversely affect our business and results of operations.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we will take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Risks Related to Owning Our Class A Common Stock and this Offering

An active trading market for our Class A common stock may not develop and the market price for our Class A common stock may decline below the initial public offering price.

Prior to this offering, there has not been a public market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained, which could adversely impact your ability to sell your shares and could depress the market price of your shares. In addition, the public offering price for our Class A common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market upon completion of this offering. Consequently, you may be unable to sell your shares of our Class A common stock at prices equal to or greater than the price you paid for them.

The market price of our Class A common stock is likely to be volatile and could decline following this offering, resulting in a substantial loss of your investment.

The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price and trading volume for our Class A common stock may also be highly volatile, and investors in our Class A common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our Class A common stock to fluctuate significantly include:

•	our operating and financial performance and prospects and the performance of other similar companies;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our services;

•	the public’s reaction to our press releases, financial guidance, and other public announcements, and filings with the Securities and Exchange Commission, or SEC;

•	changes in earnings estimates or recommendations by securities or research analysts who track our Class A common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and other regulations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, our investors or members of our management team; and

•

changes in general market, economic, and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failure, cyber attack, civil unrest in various parts of the world, acts of war, terrorist attacks, or other catastrophic events.

Any of these factors may result in large and sudden changes in the trading volume and market price of our Class A common stock and may prevent you from being able to sell your shares at or above the price you paid for your shares of our Class A common stock. Following periods of volatility in the market price of a company’s securities, stockholders often file securities class-action lawsuits against such company. Our involvement in a class-action lawsuit could divert our senior management’s attention and, if adversely determined, could have a material and adverse effect on our business, financial condition and results of operations.

Future sales of our Class A common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Based upon the total number of outstanding shares of our common stock as of June 30, 2013, upon completion of this offering, we will have 53,248,648 shares of Class B common stock and 7,500,000 shares of Class A common stock outstanding, assuming no exercise of our outstanding options and the sale of 80,000 shares of Class A common stock by the selling stockholders.

All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act. The remaining 53,248,648 shares of Class B common stock outstanding after this offering, based on shares outstanding as of June 30, 2013 and assuming the conversion of all shares of our preferred stock into shares of our Class B common stock, will be restricted as a result of securities laws, lock-up agreements, or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain exceptions.

After the completion of this offering, the holders of an aggregate of 31,956,794 shares of Class B common stock, or 52.4% of the total number of outstanding shares of our Class A and Class B common stock, based on shares outstanding as of June 30, 2013 and giving effect to the sale of shares by the selling stockholders, including holders of warrants exercisable for 260,159 shares of Class B common stock, in each case calculated on a fully diluted basis, or their permitted transferees, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors’ rights agreement. Shares of our Class B common stock automatically will convert into shares of our Class A common stock upon any sale or transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation to become effective upon completion of this offering. If these holders of our Class B common stock, by exercising their registration rights, sell a large number of shares, they could materially and adversely affect the market price for our Class A common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. In addition, as of June 30, 2013, there were outstanding options to purchase 9,743,107 shares of our Class B common stock, 4,386,462 shares of which were vested as of June 30, 2013. Immediately following this offering, we intend to file a registration statement on Form S-8 registering the shares issuable upon the exercise of these existing options, for the 6,200,000 shares of our Class A common stock reserved for issuance under our 2013 Equity Incentive Plan and for the 1,250,000 shares of our Class A common stock reserved for issuance under our 2013 Employee Stock Purchase Plan. Assuming effectiveness of the registration statement on Form S-8, these shares will be freely tradable, although they will be subject to the lock-up arrangements we describe below and elsewhere in this prospectus and vesting limitations.

In connection with this offering, we, our directors and officers, and substantially all of our stockholders and holders of options to purchase our stock, have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into, any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock for 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co.

and J.P. Morgan Securities LLC. In the case of releases with respect to our officers or directors, the representatives of the underwriters will, at least three business days before the effective date of such release, notify us of the impending release. We have agreed to announce such release by press release through a major news service at least two business days before the effective date of the release. We cannot predict what effect, if any, market sales of securities held by our stockholders or the availability of these securities for future sale will have on the market price of our Class A common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

We may also issue shares of our Class A common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our Class A common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our Class A common stock or other securities in connection with any such acquisitions and investments.

The dual class structure of our common stock as contained in our charter documents has the effect of concentrating voting control with a limited number of stockholders that held our stock prior to this offering, including our founders and our executive officers, employees and directors and their affiliates, and venture capital investors, and limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our founders, previous investors and our executive officers, employees and directors and their affiliates, will together hold approximately 98.6% of the voting power of our outstanding capital stock immediately following this offering. As a result, for the foreseeable future, our existing stockholders will have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets.

In addition, the holders of Class B common stock collectively will continue to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock so long as the shares of Class B common stock represent at least 10% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Shmunis retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Shmunis owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Shmunis is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally. For a description of the dual class structure, see “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law.”

Because the initial public offering price for shares of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our outstanding Class A and Class B common stock immediately following this offering, new investors will incur immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our Class A and Class B common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase Class A common stock in this offering, you will experience immediate and substantial dilution of approximately $11.03 per share, representing the difference between the price per share you paid for our Class A common stock and its pro forma net tangible book value per share as of June 30, 2013, after giving effect to the issuance of 7,420,000 shares of our Class A common stock in this offering. Furthermore, investors purchasing shares of our Class A common stock in this offering will only own approximately 12.2% of our outstanding shares of Class A and Class B common stock (and have only 1.4% of the combined voting power of the outstanding shares of our Class A and Class B common stock) after the offering even though the new investors’ aggregate investment will represent 53.7% of the total consideration received by us in connection with all initial sales of 60,718,648 shares of our capital stock outstanding as of June 30, 2013, after giving effect to the issuance of 7,420,000 shares of Class A common stock to be sold in this offering and 80,000 shares of our Class A common stock to be sold by the selling stockholders. See “Dilution” on page 52 for a more complete description of how the value of your investment in our Class A common stock will be diluted upon the completion of this offering.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We intend to use the net proceeds from our offering for working capital or other general corporate purposes. We may also repay in part or in full the outstanding principal and accrued interest on our term loans. In addition, we may use a portion of the net proceeds for capital expenditures and for possible acquisitions of complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds that we receive in this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Therefore, you must rely on the judgment of our management regarding the application of the net proceeds of this offering. The failure by our management to apply these proceeds effectively could materially and adversely affect our business and financial condition. The net proceeds may be used for corporate purposes that do not improve our results of operations or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.

We currently do not plan to declare dividends on share of our common stock in the foreseeable future and plan to, instead, retain any earnings to finance our operations and growth. Because we have never paid cash dividends and do not anticipate paying any cash dividends on our common stock in the foreseeable future, the only opportunity to achieve a return on your investment in our company will be if the market price of our Class A common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our Class A common stock that will prevail in the market after this offering will ever exceed the price that you pay.

If research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our Class A common stock, our stock price and trading volume may decline.

The trading market for our Class A common stock will depend in part on the research and reports that research analysts publish about us and our business. If we do not establish and maintain adequate research coverage or if one or more analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, the price of our Class A common stock may decline. If one or more of the research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our Class A common stock may decrease, which could cause our stock price or trading volume to decline.

Anti-takeover provisions in our restated certificate of incorporation and bylaws that will be in effect at or upon consummation of this offering and under Delaware corporate law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws will include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 100,000,000 shares of undesignated preferred stock;

•

require that, once our outstanding shares of Class B common stock represent less than a majority of the combined voting power of our common stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent; specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•

require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation; and

•	reflect two classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we intend to reincorporate in Delaware, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available to our management at the date of this prospectus and our management’s good faith belief as of such date with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our financial performance, including our revenues, margins, costs, expenditures, growth rates, operating expenses, the ability to generate positive cash flow and to become profitable;

•	our ability to effectively manage our growth;

•	our ability to successfully maintain our relationships with our resellers;

•	our ability to attract and retain customers, including large customers;

•	our ability to adapt to changing market conditions;

•	the effects of increased competition in our markets;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to develop and launch new services and features; and

•	other factors discussed in this prospectus under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “seek,” “might,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “approximately,” “project,” “should,” “will,” “would” or the negative or plural of these words or similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base on many assumptions. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Except as required by law, we assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions based on new information, future events or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data that we have obtained or derived from industry publications and reports, including reports from Infonetics Research, Gartner, Inc., or Gartner, and International Data Corporation, or IDC. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions, limitations and estimates, and we cannot assure you that any of them will prove to be accurate. Based on our industry experience, we believe that these publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the industry publications and reports.

The Gartner report described herein, or the Gartner Report, represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the Class A common stock that we are offering will be approximately $79.2 million, based on an assumed initial public offering price of $12.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our net proceeds will increase by approximately $12.6 million if the underwriters exercise in full their option to purchase additional shares from us. Each $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by approximately $6.9 million, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $11.2 million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from shares sold by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds that we receive from this offering for working capital or other general corporate purposes, including additional marketing expenditures, the expansion of our sales organization, international expansion, and further development of our solutions. We also intend to use a portion of the net proceeds for capital expenditures for expansion of our network infrastructure as we grow our customer base in the U.S. and internationally.

We may also use a portion of the net proceeds from this offering to repay the outstanding principal and accrued interest on our existing loans with TriplePoint Capital LLC. As of June 30, 2013, the outstanding balance of our equipment line was approximately $6.9 million and bore interest at a fixed rate of 5.75%, and the outstanding balance of our growth capital loan was approximately $8.5 million and bore interest at a fixed rate of 8.5%. We borrowed an additional $5.0 million in August 2013 under our amended growth capital loan and security agreement with TriplePoint Capital LLC.

We may also use a portion of the net proceeds from this offering to repay the outstanding principal and accrued interest on our existing loan with Silicon Valley Bank. As of June 30, 2013, the outstanding balance of this loan was approximately $4.7 million and bore interest at a floating rate of 2.75% above the prime rate per annum. We borrowed an additional $15.8 million in August 2013 under our amended loan and security agreement with Silicon Valley Bank.

In addition, we may use a portion of the proceeds that we receive from this offering for acquisitions of complementary businesses, technologies or other assets.

The amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, and our technology investments and acquisitions. Our management has discretion over many of these factors. Therefore, we are unable to estimate the amount or timing of net proceeds from this offering that will be used for any of the purposes described above. Pending the use of the proceeds from this offering as described above, we plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund business development and growth, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, under the terms of our current credit facilities, we are prohibited from declaring or paying cash dividends without the prior consent of Silicon Valley Bank and TriplePoint Capital LLC.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of June 30, 2013 on:

•	an actual basis;

•

a pro forma basis, giving effect to (1) the filing and effectiveness of our certificate of incorporation in Delaware, which will occur in connection with the completion of this offering, (2) the automatic conversion of all outstanding shares of preferred stock and common stock into an aggregate of 53,298,648 shares of Class B common stock immediately prior to the completion of this offering and (3) the conversion of all warrants to purchase preferred stock and common stock into warrants to purchase 370,159 shares of Class B common stock, as if such conversions had occurred on June 30, 2013; and

•

a pro forma as adjusted basis, giving effect to the sale by us of 7,420,000 shares of Class A common stock in this offering, at an assumed initial public offering price of $12.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of shares of Class A common stock by the selling stockholders.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing as well as our actual expenses. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$19,366	$19,366	$98,826

Debt, capital lease obligations and preferred stock warrant liability	20,991	20,726	20,726
Shareholder’s equity:
Convertible preferred stock, no par value; 32,294 shares authorized and 30,369 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	74,020	-	-
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 100,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	-	-	-
Common stock, no par value; 65,000 shares authorized and 22,930 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	-	-	-
Class A common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 1,000,000 shares authorized and no shares issued and outstanding, pro forma; 1,000,000 shares authorized and 7,500 shares issued and outstanding, pro forma as adjusted	-	-	1
Class B common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 250,000 shares authorized and 53,299 shares issued and outstanding, pro forma; 250,000 shares authorized and 53,249 shares issued and outstanding, pro forma as adjusted	-	5	5
Additional paid-in capital	12,634	86,914	166,141
Accumulated other comprehensive income	159	159	159
Accumulated deficit	(107,538)	(107,538)	(107,538)

Total stockholders’ equity (deficit)	(20,725)	(20,460)	58,768

Total capitalization	$266	$266	$79,494

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $6.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $11.2 million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The total number of shares of our Class A and Class B common stock reflected in the discussion and table above is based on no shares of Class A common stock and 53,298,648 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding on a pro forma basis, as of June 30, 2013, and excludes, as of June 30, 2013:

•

3,737,232 shares of Class B common stock issuable upon the exercise of outstanding options as of June 30, 2013 granted pursuant to our 2003 Equity Incentive Plan at a weighted-average exercise price of $0.95 per share;

•

6,005,875 shares of Class B common stock issuable upon the exercise of outstanding options as of June 30, 2013 granted pursuant to our 2010 Equity Incentive Plan at a weighted-average exercise price of $6.22 per share;

•

6,200,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective in connection with this offering;

•

1,250,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective in connection with this offering; and

•	370,159 shares of Class B common stock issuable upon exercise of outstanding warrants with a weighted-average exercise price of $3.15 per share.

The total debt, capital lease obligations and preferred stock warrant liability reflected in the discussion and table above are based on amounts outstanding at June 30, 2013 and exclude:

•	$10.8 million, which we borrowed on August 14, 2013 in connection with our revolving line of credit under the amended SVB Credit Agreement;

•	$5.0 million, which we borrowed on August 14, 2013 in connection with our term loan under the amended SVB Credit Agreement; and

•	$5.0 million, which we borrowed on August 19, 2013 in connection with our term loan under the amended growth capital loan and security loan agreement with TriplePoint.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value of our common stock as of June 30, 2013 was $(20.7) million, or $(0.90) per share. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock.

After giving effect to the (i) automatic conversion of our outstanding preferred stock into our Class B common stock immediately prior to the completion of this offering and (ii) receipt of the net proceeds from our sale of 7,420,000 shares of Class A common stock in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $58.8 million, or $0.97 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.35 per share to existing stockholders and an immediate dilution of $11.03 per share to new investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$12.00
Pro forma net tangible book value per share as of June 30, 2013	$(0.38)
Increase per share attributable to this offering	1.35
Pro forma net tangible book value per share, as adjusted to give effect to this offering		0.97

Dilution in pro forma net tangible book value per share to new investors in this offering		$11.03

A $1.00 increase (decrease) in the assumed public offering price of $12.00 per share would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $0.11 per share and the dilution to new investors by $0.89 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $0.17 per share and the dilution to new investors by $0.16 per share, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us and the selling stockholders in full, the pro forma net tangible book value per share of our Class A and Class B common stock, as adjusted to give effect to this offering, would be $1.15 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $10.85 per share of Class A common stock.

The table below summarizes as of June 30, 2013, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our Class A common stock in this offering at an assumed initial public offering price of $12.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	53,299	88%	$76,781	46%	$1.44
New investors	7,420	12	89,040	54	12.00

Total	60,719	100%	$165,821	100%	2.73

The total number of shares of our Class A and Class B common stock reflected in the discussion and tables above is based on no shares of Class A common stock and 53,298,648 shares of our Class B common stock (including preferred stock on an as converted basis) outstanding, as of June 30, 2013, and excludes:

•

3,737,232 shares of Class B common stock issuable upon the exercise of outstanding options as of June 30, 2013 granted pursuant to our 2003 Equity Incentive Plan at a weighted-average exercise price of $0.95 per share;

•

6,005,875 shares of Class B common stock issuable upon the exercise of outstanding options as of June 30, 2013 granted pursuant to our 2010 Equity Incentive Plan at a weighted-average exercise price of $6.22 per share;

•

6,200,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective in connection with this offering;

•

1,250,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective in connection with this offering; and

•	370,159 shares of Class B common stock issuable upon exercise of outstanding warrants with a weighted-average exercise price of $3.15 per share.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 53,248,648 shares, or 87.8% of the total number of shares of our Class A and Class B common stock outstanding after this offering, and will increase the number of shares held by new investors to 7,420,000 shares, or 12.2% of the total number of shares of our Class A common stock and Class B common stock outstanding after this offering.

To the extent that any outstanding options are exercised, new options are issued under our share-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2003 Equity Incentive Plan and 2010 Equity Incentive Plan as of June 30, 2013 were exercised, then our existing stockholders, including the holders of these options, would own 89.5% and our new investors would own 10.5% of the total number of shares of our Class A and Class B common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $117.6 million, or 56.9%, the total consideration paid by our new investors would be $89.0 million, or 43.1%, the average price per share paid by our existing stockholders would be $1.87 and the average price per share paid by our new investors would be $12.00.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the six months ended June 30, 2012 and June 30, 2013 and the selected consolidated balance sheet data as of June 30, 2013 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year ending December 31, 2013 or any other period.

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenues:
Services	$46,385	$71,915	$105,693	$47,699	$66,744
Product	3,837	6,962	8,833	4,115	6,485

Total revenues	50,222	78,877	114,526	51,814	73,229

Cost of revenues:
Services(1)	17,915	26,475	36,215	17,119	22,098
Product	4,537	6,523	8,688	4,182	6,301

Total cost of revenues	22,452	32,998	44,903	21,301	28,399

Gross profit	27,770	45,879	69,623	30,513	44,830

Operating expenses:
Research and development(1)	7,208	12,199	24,450	11,037	16,110
Sales and marketing(1)	22,922	34,550	54,566	25,844	33,466
General and administrative(1)	4,934	12,969	24,434	12,079	17,781

Total operating expenses	35,064	59,718	103,450	48,960	67,357

Loss from operations	(7,294)	(13,839)	(33,827)	(18,447)	(22,527)

Other income (expense), net:
Interest expense	(184)	(158)	(1,503)	(230)	(1,227)
Other income (expense), net	172	109	32	(28)	(247)

Other income (expense), net	(12)	(49)	(1,471)	(258)	(1,474)

Loss before provision (benefit) for income taxes	(7,306)	(13,888)	(35,298)	(18,705)	(24,001)
Provision (benefit) for income taxes	1	15	92	33	(120)

Net loss	$(7,307)	$(13,903)	$(35,390)	$(18,738)	$(23,881)

Net loss per common share:
Basic and diluted	($0.35)	($0.64)	($1.58)	($0.84)	($1.05)

Weighted-average number of shares used in computing net loss per share:
Basic and diluted	20,871	21,678	22,353	22,251	22,699

Pro forma net loss per share (unaudited):
Basic and diluted			$(0.67)		$(0.45)

Shares used in computing pro forma net loss per share (unaudited):
Basic and diluted			52,722		53,068

(1)	Share-based compensation expense is included in our results of operations as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Cost of services revenues	$58	$141	$235	$109	$168
Research and development	111	260	837	313	517
Sales and marketing	340	297	651	330	404
General and administrative	311	490	1,379	463	1,247

Total share-based compensation expense	$820	$1,188	$3,102	$1,215	$2,336

	As of December 31,		As of June 30, 2013
	2011	2012
			(unaudited)
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$13,577	$37,864	$19,366
Working capital (deficit)	(5,147)	(484)	(22,776)
Total assets	27,362	63,354	48,500
Deferred revenue	9,042	11,291	13,707
Debt and capital lease obligations, current and long-term	979	21,079	20,726
Convertible preferred stock	44,109	74,020	74,020
Total shareholders’ equity (deficit)	1,452	71	(20,725)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” Our fiscal year end is December 31 and our fiscal quarters end on March 31, June 30, September 30, and December 31. Our fiscal years ended December 31, 2010, 2011 and 2012 are referred to as fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

Overview

We are a leading provider of software-as-a-service, or SaaS, solutions for business communications. We believe that our innovative, cloud-based approach disrupts the large market for business communications solutions by providing flexible and cost-effective services that support distributed workforces, mobile employees and the proliferation of “bring-your-own” communications devices. We enable convenient and effective communications for our customers, across all their locations, all their employees, all the time, thus enabling a more productive and dynamic workforce. RingCentral Office, our flagship service, is a multi-user, enterprise-grade communications solution that enables our customers and their employees to communicate via voice, text and fax, on multiple devices, including smartphones, tablets, PCs and desk phones.

We founded our business in 1999 and currently offer three services: RingCentral Office, RingCentral Professional, and RingCentral Fax. Prior to 2009, substantially all of our revenues were derived from RingCentral Professional, which we previously sold as RingCentral Mobile, and, RingCentral Fax and Extreme Fax, a discontinued service. In 2009, we began selling RingCentral Office, our current flagship service, to deliver an enterprise-grade SaaS multi-user communications solution, with advanced inbound and outbound voice, text and fax capabilities, delivered as a scalable solution.

We primarily generate revenues by selling subscriptions for our RingCentral Office, RingCentral Professional, and RingCentral Fax offerings. RingCentral Office is offered at monthly subscription rates, varying with the specific functionalities and services and the number of users. RingCentral Office customers generally pay higher monthly subscription rates than customers of our other service offerings. RingCentral Professional is offered at monthly subscription rates that vary based on the desired number of minutes usage and extensions allotted to the plan. RingCentral Fax is offered at monthly subscription rates that vary based on the desired number of pages and phone numbers allotted to the plan.

Our subscription plans have historically had monthly or annual contractual terms and over 95% of our current customers are on monthly contractual terms, although we also have subscription plans with multi-year contractual terms, generally with larger customers. We believe that this flexibility in contract duration is important to meet the different needs of our customers. Generally, our fees for subscription plans have been billed in advance via credit card. However, as the number of RingCentral Office customers grows, we expect to bill more customers through commercial invoices with customary payment terms and, accordingly, our levels of accounts receivable may increase. For fiscal 2010, 2011 and 2012, services revenues accounted for more than 90% of our total revenues. The remainder of our revenues are comprised of product revenues from the sale of pre-configured office phones, which we offer as a convenience to our customers in connection with subscriptions to our services.

We make significant upfront investments to acquire customers. Until 2009, we acquired most of our customer subscriptions through e-commerce transactions on our website driven by online marketing channels. Beginning in 2009, in connection with our introduction of RingCentral Office, we established a direct, inside sales force. Since then, we have continued investing in our direct, inside sales force while also developing indirect sales channels to market our brand and our service offerings. Our indirect sales channel consists of a network of over 1,000 sales agents and resellers, including AT&T, which we refer to collectively as resellers. We intend to continue to foster this network and to expand our network with other resellers. Beginning in 2011, we also began expanding into more traditional forms of media advertising, such as radio and billboard advertising.

In the last three years, our revenue growth has primarily been driven by our flagship RingCentral Office service offering, which has resulted in an increased number of customers, increased average subscription revenues per customer, and increased retention of our existing customer and user base. We define a “customer” as one individual billing relationship for the subscription to our services, which generally correlates to one company account per customer. We define a “user” as one person within a customer who has been granted a subscription license to use our services, such that the number of users per customer generally correlates closely to the number of employees within a customer account. For fiscal 2010, 2011 and 2012, and the six months ended June 30, 2013, no single customer and no single reseller accounted for more than 10% of our total revenues, and our 10 largest non-reseller customers accounted for less than 10% of our total revenues. As of June 30, 2013, we had over 300,000 customers from industries including advertising, finance, healthcare, legal services, non-profit organizations, real estate, retail and technology, and ranging in size from businesses with fewer than 10 users to more than 500 users. For fiscal 2012, 99% of our total revenues were generated in the U.S. and Canada, although we expect the percentage of our total revenues derived outside of the U.S. and Canada to grow as we expand internationally.

The growth of our business and our future success depend on many factors, including our ability to expand our customer base to medium-sized and larger customers, continue to innovate, grow revenues from our existing customer base, expand our distribution channels and scale internationally. While these areas represent significant opportunities for us, they also pose risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results. For example, as a result of our efforts to expand our customer base to target medium-sized and larger businesses, we expect to incur additional research and development and support and professional services costs and may experience longer sales cycles that may delay revenues associated with these costs. Furthermore, because we have limited experience selling to larger businesses and international customers, our investment in marketing our services to these potential customers may not be successful, which could materially and adversely affect our results of operations and our overall ability to grow our customer base. In addition, there has been substantial litigation in the areas in which we operate regarding intellectual property rights, including third parties claiming patent infringement such as the lawsuit that CallWave filed against us in December 2012, as further described under “Business—Legal Proceedings.” We cannot assure you that we will be successful in defending against any such claims or that we will be able to settle any ongoing or future claims or that any such settlement would be on terms that are favorable to us.

We have experienced significant growth in recent periods, with total revenues of $50.2 million, $78.9 million and $114.5 million in 2010, 2011 and 2012, respectively, generating year-over-year increases of 57% and 45%, respectively. We have continued to make significant expenditures and investments, including in research and development, brand marketing and channel development, infrastructure and operations, and incurred net losses of $7.3 million, $13.9 million and $35.4 million, in 2010, 2011 and 2012, respectively. For the six months ended June 30, 2012 and 2013, our total revenues were $51.8 million and $73.2 million, respectively, and our net losses were $18.7 million and $23.9 million, respectively.

Our Business Model

Our business model focuses on acquiring and retaining our customers, as well as increasing the number of users within our customer base and, in the future, encouraging our customers to purchase additional functionalities, both of which we refer to as upselling. We evaluate the value of a customer relationship over its anticipated lifecycle. While we generally incur customer acquisition costs in advance of, or at the time of, the acquisition of a customer, we recognize services revenues ratably over the subscription period. As a result, a customer relationship is typically not profitable at the beginning of the subscription period, even though we expect it to have value to us over the lifetime of that customer relationship.

In connection with our acquisition of new customers, we typically incur and recognize significant upfront costs. These costs include sales and marketing costs, including sales commission expenses associated with the acquisition of new customer contracts that we recognize fully in the period in which we execute a customer contract. We recognize cost of services revenues, including our data center and communications costs, in the period in which they are incurred.

When a customer renews its subscription or purchases additional services in subsequent periods, the value realized from that customer increases because we generally do not incur significant incremental acquisition costs for the renewal or expansion of services. We also benefit from decreasing phone fulfillment costs, as well as economies of scale in our capital, operating, and other support expenditures. As we support more and larger customers with an increasing number of users over time, our support costs per user decline due to economies of scale and increased customer familiarity with our services, as well as reduced phone fulfillment costs.

Key Business Metrics

In addition to generally accepted accounting principles, or U.S. GAAP, financial measures such as total revenues, gross margin and cash flows from operations, we regularly review a number of key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. We discuss revenues and gross margin under “Key Components of Our Results of Operations” and cash flow from operations under “Liquidity and Capital Resources.” Other key business metrics are discussed below.

Annualized Exit Monthly Recurring Subscriptions

We believe that our Annualized Exit Monthly Recurring Subscriptions is a leading indicator of our anticipated services revenues. Our Annualized Exit Monthly Recurring Subscriptions equals our Monthly Recurring Subscriptions multiplied by 12. Our Monthly Recurring Subscriptions equals the monthly value of all customer subscriptions in effect at the end of a given month. For example, our Monthly Recurring Subscriptions at December 31, 2012 was $10.3 million. As such, our Annualized Exit Monthly Recurring Subscriptions at December 31, 2012 were $124.2 million. Our Annualized Exit Monthly Recurring Subscriptions at December 31, 2010, 2011 and 2012 were $54.4 million, $86.1 million and $124.2 million, respectively, and at June 30, 2012 and 2013 were $105.0 million and $147.6 million, respectively.

RingCentral Office Annualized Exit Monthly Recurring Subscriptions

We calculate our RingCentral Office Annualized Exit Monthly Recurring Subscriptions in the same manner as we calculate our Annualized Exit Monthly Recurring Subscriptions, except that only customer subscriptions from RingCentral Office customers are included when determining Monthly Recurring Subscriptions for the purposes of calculating this key business metric. Our RingCentral Office Annualized Exit Monthly Recurring Subscriptions at December 31, 2010, 2011 and 2012 were $17.1 million, $37.5 million and $67.1 million, respectively, and at June 30, 2012 and 2013 were $50.4 million and $88.3 million, respectively.

Net Monthly Subscription Dollar Retention Rate

We believe that our Net Monthly Subscription Dollar Retention Rate provides insight into our ability to retain and grow services revenues, as well as our customers’ potential long-term value to us. We define our Net Monthly Subscription Dollar Retention Rate as (i) one plus (ii) the quotient of Dollar Net Change divided by Average Dollar Monthly Recurring Subscriptions.

We define Dollar Net Change as the quotient of (i) the difference of our Monthly Recurring Subscriptions at the end of a period minus our Monthly Recurring Subscriptions at the beginning of a period minus our Monthly Recurring Subscriptions at the end of the period from new customers we added during the period, (ii) all divided by the number of months in the period. We define our Average Monthly Recurring Subscriptions as the average of the Monthly Recurring Subscriptions at the beginning and end of the measurement period.

As an illustrative example, if our Monthly Recurring Subscriptions were $118 at the end of a quarterly period and $100 at the beginning of period, and $20 at the end of the period from new customers we added during the period, then the Dollar Net Change would be equal to ($0.67), or the amount equal to the difference of $118 minus $100 minus $20, all divided by three months. Our Average Monthly Recurring Subscriptions would equal $109, or the sum of $100 plus $118, divided by two. Our Net Monthly Subscription Dollar Retention Rate would then equal 99.4%, or approximately 99%, or one plus the quotient of the Dollar Net Change divided by the Average Monthly Recurring Subscriptions.

Our key business metrics at December 31, 2010, 2011 and 2012, and at June 30, 2012 and 2013 were as follows (dollars in millions):

Metric	As of December 31,			As of June 30,
	2010	2011	2012	2012	2013
Net Monthly Subscription Dollar Retention Rate	~98%	~99%	~99%	~98%	~99%

Annualized Exit Monthly Recurring Subscriptions	$54.4	$86.1	$124.2	$105.0	$147.6

RingCentral Office Annualized Exit Monthly Recurring Subscriptions	$17.1	$37.5	$67.1	$50.4	$88.3

Key Components of Our Results of Operations

Revenues

Our revenues consist of services revenues and product revenues. Our services revenues include all fees billed in connection with subscriptions to our RingCentral Office, RingCentral Professional, and RingCentral Fax services. These fees include recurring fixed plan subscription fees, variable usage-based fees for usage in excess of plan limits, recurring administrative cost recovery fees, and one-time fees. We provide our services to our customers pursuant to contractual arrangements that range in duration from one month to three years. We provide our services to our customers pursuant to either “click through” online agreements for service terms up to one year or written agreements when the arrangement is expected to be one year or longer. Our multi-year engagements do not typically exceed three years. We offer our services based on the functionalities and services selected by a customer, and generally our service arrangements automatically renew for some additional period at the end of the initial subscription term. We believe that this flexibility in contract duration is important to meet the different needs of our customers.

We generally bill our service fees in advance. We recognize services revenues over the term of the subscription, except for one-time fees, which we recognize ratably on a straight-line basis over the period of the estimated average customer life and variable usage-based fees, which we recognize over the estimated usage period in a manner that approximates actual usage. Amounts billed in excess of revenues recognized for the period are reported as deferred revenue on our consolidated balance sheet.

Our product revenues consist primarily of the sale of pre-configured office phones used in connection with our services and include shipping and handling fees. Product revenues are billed at the time the order is received and recognized when the product has been delivered to the customer.

We also generate services revenues and product revenues through sales of our services and products by resellers. When we assume a majority of the business risks associated with performance of the contractual obligations, we record the revenues on a gross basis and amounts retained by our resellers are recorded as sales and marketing expenses. Our assumption of such business risks is evidenced when, among other things, we take responsibility for delivery of the service or product, establish pricing of the arrangement, assume credit and inventory risk, and are the primary obligor in the arrangement. When a reseller assumes the majority of the business risks associated with the performance of the contractual obligations, we record the associated revenues at the net amount remitted to us by the reseller. Revenues from resellers have predominantly been recorded on a gross basis for all periods presented.

Cost of Revenues and Gross Margin

Our cost of services revenues primarily consists of fees that we pay to third-party telecommunications providers, network operations, costs to build out and maintain data centers, including co-location fees for the right to place our servers in data centers owned by third parties, depreciation of the servers and equipment, along with related utilities and maintenance costs, personnel costs associated with customer care and support of the functionality of our platform and data center operations, including share-based compensation expenses, and allocated costs of facilities and information technology.

Services gross margin, which we define as services revenues minus cost of services revenues expressed as a percentage of services revenues, can fluctuate based on a number of factors, including the costs we pay to third-party telecommunications providers, the timing of capital expenditures and related depreciation charges and changes in headcount. We expect to continue investing in our network infrastructure and customer support function to maintain high availability, quality of service, and security. As our business grows, we expect to continue to reduce the percentage of our services revenues that we spend on telecommunications origination and termination, driven by increased purchasing leverage and from our deployment of hardware to carry our own telecommunications traffic in several regional markets. We also expect to realize economies of scale in network infrastructure, personnel, and customer support. We expect our services gross margin to increase modestly over time, although it may fluctuate from period to period depending on all of these factors.

Cost of product revenues is comprised primarily of the cost associated with purchased phones, as well as personnel costs for employees and contractors, and allocated costs of facilities and information technology related to the procurement, management, and shipment of phones, including share-based compensation expenses.

We sell our products as a convenience to our customers when they subscribe to our services. We price our products at approximately our cost and occasionally offer additional product discounts as an incentive for customers to subscribe to our services. We therefore expect our product gross margin, which we define as product revenues minus cost of product revenues expressed as a percentage of product revenues, to remain negligible to negative for the foreseeable future. The discounts that we offer on sales of our products are partially allocated to services revenues when sold in multiple-deliverable arrangements.

Operating Expenses

We classify our operating expenses as research and development, sales and marketing and general and administrative expenses.

Our research and development efforts are focused on developing new and expanded features for our services and improvements to our platform and backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including share-based compensation expenses, and allocated costs of facilities and information technology, software tools, and product certification. We expense research and development costs as incurred, except for certain internal-use software development costs that we capitalize. We believe that continued investment in our services is important for our future growth, and we expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities, including share-based compensation expenses, Internet advertising fees, radio and billboard advertising, public relations, commissions paid to resellers and other third parties, trade shows, travel expenses, credit card fees, marketing and promotional activities and allocated costs of facilities and information technology. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts domestically and internationally and continue to build our brand, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

General and administrative expenses consist primarily of personnel costs, including share-based compensation expenses, for employees and contractors engaged in back-office and administrative activities to support the day-to-day operations of our business. Other significant components of general and administrative expenses include professional service fees, allocated costs of facilities and information technology, cost of compliance with certain government imposed taxes, and the costs of legal matters and loss contingencies. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period, depending on the timing of these expenses.

Results of Operations

The following table shows our results of operations in dollars and as a percentage of our total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Revenues:
Services	$46,385	$71,915	$105,693	$47,699	$66,744
Product	3,837	6,962	8,833	4,115	6,485

Total revenues	50,222	78,877	114,526	51,814	73,229

Cost of revenues:
Services	17,915	26,475	36,215	17,119	22,098
Product	4,537	6,523	8,688	4,182	6,301

Total cost of revenues	22,452	32,998	44,903	21,301	28,399

Gross profit	27,770	45,879	69,623	30,513	44,830

Operating expenses:
Research and development	7,208	12,199	24,450	11,037	16,110
Sales and marketing	22,922	34,550	54,566	25,844	33,466
General and administrative	4,934	12,969	24,434	12,079	17,781

Total operating expenses	35,064	59,718	103,450	48,960	67,357

Loss from operations	(7,294)	(13,839)	(33,827)	(18,447)	(22,527)

Other income (expense), net:
Interest expense	(184)	(158)	(1,503)	(230)	(1,227)
Other income (expense), net	172	109	32	(28)	(247)

Other income (expense), net	(12)	(49)	(1,471)	(258)	(1,474)

Loss before provision (benefit) for income taxes	(7,306)	(13,888)	(35,298)	(18,705)	(24,001)
Provision (benefit) for income taxes	1	15	92	33	(120)

Net loss	(7,307)	$(13,903)	$(35,390)	$(18,738)	$(23,881)

Percentage of Total Revenues:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Revenues:
Services	92%	91%	92%	92%	91%
Product	8	9	8	8	9

Total revenues	100	100	100	100	100

Cost of revenues:
Services	36	34	32	33	30
Product	9	8	7	8	9

Total cost of revenues	45	42	39	41	39

Gross profit	55	58	61	59	61
Operating expenses:
Research and development	14	16	22	21	22
Sales and marketing	46	44	48	50	46
General and administrative	10	16	21	23	24

Total operating expenses	70	76	91	94	92

Loss from operations	(15)	(18)	(30)	(35)	(31)

Other income (expense), net:
Interest expense	-	-	(1)	(1)	(2)
Other income (expense), net	-	-	-	-	-

Other income (expense), net	-	-	(1)	-	(2)

Loss before provision (benefit) for income taxes	(15)	(18)	(31)	(36)	(33)
Provision (benefit) for income taxes	-	-	-	-	-

Net loss	(15)%	(18)%	(31)%	(36)%	(33)%

Comparison of the Six Months Ended June 30, 2012 and June 30, 2013 (dollars in thousands):

Revenues

	Six Months Ended June 30,
	2012	% of Revenues	2013	% of Revenues	Increase	% Increase
Revenues:
Services	$47,699	92%	$66,744	91%	$19,045	40%
Product	4,115	8%	6,485	9%	2,370	58%

Total revenues	$51,814	100%	$73,229	100%	$21,415	41%

Services revenues increased by $19.0 million, or 40%, for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to the acquisition of new customers and an increase in the number of users within our existing customer base. In addition, our services revenues mix contained a higher proportion of RingCentral Office customers for the six months ended June 30, 2013. While the acquisition of new customers and the increase in the number of users within our existing customer base were the primary reasons for the increase, the trends for these factors have varied from period to period as some customers made a small initial user subscription followed by a larger additional user subscription, while other customers made a large initial user subscription followed by a smaller additional user subscription. In addition, the period of time between a customer’s initial subscription and the purchase of additional subscriptions also varied significantly, ranging from one month to a few years. The overall growth in our customer base was primarily driven by increased brand awareness of our services, driven by a 29% increase in our sales and marketing expenditures from period to period, which include advertising and sales personnel expenditures that we believe helped to facilitate increased customer acceptance of our services.

Product revenues increased by $2.4 million, or 58%, for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to increased phone sales driven by the growth of new customers to RingCentral Office, which was partially offset by a decline in average selling price per phone.

Cost of Revenues and Gross Margin

	Six Months Ended June 30,
	2012	% of Revenues	2013	% of Revenues	Increase	% Increase
Cost of revenues:
Services	$17,119	33%	$22,098	30%	$4,979	29%
Product	4,182	8%	6,301	9%	2,119	51%

Total cost of revenues	$21,301	41%	28,399	39%	7,098	33%

Cost of services revenues increased by $5.0 million, or 29%, for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to an increase in personnel costs for employees and contractors of $1.8 million, depreciation and amortization expense of $1.3 million and third-party service provider fees of $1.3 million. The increases in headcount and other expense categories described above were driven primarily by investments in our infrastructure and capacity to improve the availability of our service offerings, while also supporting the growth in new customers and increased usage of our services by our customer base.

Cost of product revenues increased by $2.1 million, or 51%, for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 due to an increase in phone sales, which was primarily driven by the growth in new RingCentral Office customers.

Overall gross margin increased from 59% to 61% and services gross margin increased from 64% to 67% for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to reduction in per usage fees that we paid to third-party telecommunications service providers as a result of increased call traffic, partially offset by increased phone sales. As a percentage of our services revenues, fees paid to third-party telecommunications service providers decreased from 17% for the six months ended June 30, 2012 to 14% for the six months ended June 30, 2013. Phone sales increased by $2.4 million, or 58%, from the six months ended June 30, 2012 to the six months ended June 30, 2013.

Operating Expenses

	Six Months Ended June 30,
	2012	% of Revenues	2013	% of Revenues	Increase (Decrease)	% Increase (Decrease)
Operating expenses:
Research and development	$11,037	21%	$16,110	22%	5,073	46%
Sales and marketing	25,844	50%	33,466	46%	7,622	29%
General and administrative	12,079	23%	17,781	24%	5,702	47%

Total operating expenses	$48,960	94%	$67,357	92%	18,397	38%

Research and development expenses increased by $5.1 million, or 46%, for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to an increase in personnel costs for employees and contractors of $3.3 million, including share-based compensation expenses of $0.2 million. The higher personnel costs were primarily due to a 20% increase in research and development headcount. The increase in research and development headcount was in support of the development of additional software development projects for our cloud-based and desktop applications. The increase in other research and development related activities related primarily to an increase in third-party telecommunications fees of $0.4 million and depreciation of $0.4 million. As a percentage of our total revenues, research and development expenses increased slightly from 21% for the six months ended June 30, 2012 to 22% for the six months ended June 30, 2013.

Sales and marketing expenses increased by $7.6 million, or 29%, for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to an increase in personnel costs for employees and contractors of $3.5 million and other sales and marketing related activities. The higher personnel costs were primarily due to a 40% increase in sales and marketing headcount. The increase in other sales and marketing related activities relate primarily to an increase in Internet advertising costs of $0.8 million and third-party sales commissions of $1.8 million. The increases in sales and marketing headcount and other expense categories described above supported our growth strategy to acquire new customers and establish brand recognition to achieve greater penetration into the North America market. As a percentage of our total revenues, sales and marketing expenses decreased from 50% for the six months ended June 30, 2012 to 46% for the six months ended June 30, 2013.

General and administrative expenses increased by $5.7 million or 47%, for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to increases in personnel costs for employees and contractors of $3.5 million, including share-based compensation expenses of $0.8 million, and loss contingencies of $3.4 million. These increases were offset by a decrease in taxes on revenue-producing transactions of $1.0 million. The increases in personnel costs were due to an 11% increase in general and administrative headcount. The increases in headcount supported the increased infrastructure required to support the growth in our business and to expand our financial reporting and internal control capabilities. The increased loss contingencies were primarily due to a loss contingency recorded with respect to an outstanding litigation matter in the three months ended June 30, 2013. As a percentage of our total revenues, general and administrative expenses increased from 23% for the six months ended June 30, 2012 to 24% for the six months ended June 30, 2013.

Other Income and Expense, Net

	Six Months Ended June 30,
	2012	% of Revenues	2013	% of Revenues	Increase/ (Decrease)	% Increase/ (Decrease)
Other income (expense), net:
Interest expense	$(230)	(1)%	$(1,227)	(2)%	(997)	433%
Other Income (expense), net	$(28)	0%	(247)	0%	(219)	782%

Interest expense increased by $1.0 million for the six months ended June 30, 2013 compared to the six months ended June 30, 2012, primarily due to interest accrued on a larger outstanding principal balance under our various credit facilities.

Comparison of the Years Ended December 31, 2011 and 2012 (dollars in thousands):

Revenues

	Year Ended December 31,
	2011	% of Revenues	2012	% of Revenues	Increase	% Increase
Revenues:
Services	$71,915	91%	$105,693	92%	$33,778	47%
Product	6,962	9%	8,833	8%	1,871	27%

Total revenues	$78,877	100%	$114,526	100%	$35,649	45%

Services revenues increased by $33.8 million, or 47%, for fiscal 2012 compared to fiscal 2011, primarily due to the acquisition of new customers and an increase in the number of users within our existing customer base, and to a lesser extent, the growth in our overall installed base for RingCentral Office. While the acquisition of new customers and the increase in the number of users within our existing customer base were the primary reasons for the increase, the trends for these factors have varied from period to period as some customers made a small initial user subscription followed by a larger additional user subscription, while other customers made a large initial user subscription followed by a smaller additional user subscription. In addition, the period of time between a customer’s initial subscription and the purchase of additional subscriptions also varied significantly, ranging from one month to a few years. The overall growth in our customer base was primarily driven by increased brand awareness of our services, driven by a 58% increase in our sales and marketing expenditures from period to period, which include advertising and sales personnel expenditures that we believe helped to facilitate increased customer acceptance of our services.

Product revenues increased by $1.9 million, or 27%, for fiscal 2012 compared to fiscal 2011, primarily due to phone sales driven by the growth in new customers to RingCentral Office.

Cost of Revenues and Gross Margin

	Year Ended December 31,
	2011	% of Revenues	2012	% of Revenues	Increase	% Increase
Cost of revenues:
Services	$26,475	34%	$36,215	32%	$9,740	37%
Product	6,523	8%	8,688	7%	2,165	33%

Total cost of revenues	$32,998	42%	$44,903	39%	$11,905	36%

Cost of services revenues increased by $9.7 million, or 37%, for fiscal 2012 compared to fiscal 2011, primarily due to an increase in personnel costs for employees and contractors of $3.9 million, depreciation and amortization expense of $1.7 million, third-party telecommunications service providers and network fees of $4.2 million, and software tools expense of $0.4 million. The increases in headcount and other expense categories described above were primarily driven by investments in our infrastructure and capacity to improve the availability of our service offerings, while also supporting the growth in new customers.

Cost of product revenues increased by $2.2 million, or 33%, for fiscal 2012 compared to fiscal 2011, due to an increase in phone sales, which was primarily driven by growth in new customers to RingCentral Office.

Overall gross margin increased from 58% to 61% and services gross margin increased from 63% to 66% for fiscal 2012 compared to fiscal 2011, primarily due to reduction in per usage fees that we paid to third-party telecommunications service providers as a result of increased call traffic, partially offset by increased phone sales. As a percentage of services revenues, fees paid to third-party telecommunications service providers decreased from 18% for fiscal 2011 to 16% for fiscal 2012. Phone sales increased by $1.9 million, or 27%, from fiscal 2011 to fiscal 2012.

Operating Expenses

	Year Ended December 31,
	2011	% of Revenues	2012	% of Revenues	Increase	% Increase
Operating expenses:
Research and development	$12,199	16%	$24,450	22%	$12,251	100%
Sales and marketing	34,550	44%	54,566	48%	20,016	58%
General and administrative	12,969	16%	24,434	21%	11,465	88%

Total operating expenses	$59,718	76%	$103,450	91%	$43,732	73%

Research and development expenses increased by $12.3 million, or 100%, for fiscal 2012 compared to fiscal 2011, primarily due to an increase in personnel costs for employees and contractors of $11.2 million, including an increase in share-based compensation expense of $0.6 million. The increase in personnel costs was primarily due to a 114% increase in research and development headcount. The increases in research and development headcount supported additional software applications development projects, improving the design of our user interface, and building redundancy into our databases to improve availability of our service offerings. As a percentage of our total revenues, research and development expenses increased from 16% for fiscal 2011 to 22% for fiscal 2012.

Sales and marketing expenses increased by $20.0 million, or 58%, for fiscal 2012 compared to fiscal 2011, primarily due to an increase in sales and marketing personnel costs for employees and contractors of $7.1 million, including an increase in share-based compensation of $0.4 million, and other sales and marketing related activities. The increase in sales and marketing personnel costs was primarily due to a 62% increase in sales and marketing headcount. Internet advertising increased by $4.8 million and other marketing related expenses, including third party commissions, increased by $5.9 million. The increases in headcount and other expense categories described above supported our growth strategy to acquire new customers, increase the number of users within our existing customer base and establish brand recognition to achieve greater penetration into the North American market. As a percentage of our total revenues, sales and marketing expenses increased from 44% for fiscal 2011 to 48% for fiscal 2012.

General and administrative expenses increased by $11.5 million, or 88%, for fiscal 2012 compared to fiscal 2011, primarily due to an increase in personnel costs for general and administrative employees and contractors of $6.5 million, including an increase in share-based compensation of $0.9 million, and fees for professional services of $1.2 million. The increase in general and administrative personnel costs was primarily due to a 65% increase in general and administrative headcount. Outside professional fees related primarily to legal and accounting costs. In addition, we incurred legal settlement costs of $1.1 million and the cost of certain taxes on revenue-producing transactions that exceeded amounts collected from customers of $1.1 million in 2012. As a percentage of our total revenues, general and administrative expenses increased from 16% for fiscal 2011 to 21% for fiscal 2012.

Other Income and Expense, Net

	Year Ended December 31,
	2011	% of Revenues	2012	% of Revenues	Increase (decrease)	% Increase (decrease)
Other income (expense), net:
Interest expense	$(158)	0%	$(1,503)	(1)%	$(1,345)	851%
Other income (expense), net	$109	0%	$32	0%	$(77)%	(71)%

Interest expense increased by $1.3 million for fiscal 2012 compared to fiscal 2011, primarily due to higher levels of debt outstanding at December 31, 2012 as compared to December 31, 2011. At December 31, 2011, there was $0.6 million of debt outstanding. At December 31, 2012, there was $20.1 million of debt outstanding.

Comparison of the Years Ended December 31, 2010 and 2011 (dollars in thousands):

Revenues

	Year Ended December 31,
	2010	% of Revenues	2011	% of Revenues	Increase	% Increase
Revenues:
Services	$46,385	92%	$71,915	91%	$25,530	55%
Product	3,837	8%	6,962	9%	3,125	81%

Total revenues	$50,222	100%	$78,877	100%	$28,655	57%

Services revenues increased by $25.5 million, or 55%, for fiscal 2011 compared to fiscal 2010, primarily due to growth in the total number of customers and an increase in the number of users per customer. To a lesser extent, the growth in services revenues was attributable to the growth in new RingCentral Office customers. While the acquisition of new customers and the increase in the number of users within our existing customer base were the primary reasons for the increase, the trends for these factors have varied from period to period as some customers made a small initial user subscription followed by a larger additional user subscription, while other customers made a large initial user subscription followed by a smaller additional user subscription. In addition, the period of time between a customer’s initial subscription and the purchase of additional subscriptions also varied significantly, ranging from one month to a few years. The overall growth in our customer base was primarily driven by increased brand awareness of our services, driven by a 51% increase in our sales and marketing expenditures from period to period, which include advertising and sales personnel expenditures that we believe helped to facilitate increased customer acceptance of our services.

Product revenues increased by $3.1 million, or 81%, for fiscal 2011 compared to fiscal 2010, primarily due to the increase in phone shipments driven by growth in RingCentral Office subscriptions.

Cost of Revenues and Gross Margin

	Year Ended December 31,
	2010	% of Revenues	2011	% of Revenues	Increase	% Increase
Cost of revenues:
Services	$17,915	36%	$26,475	34%	$8,560	48%
Product	4,537	9%	6,523	8%	1,986	44%

Total cost of revenues	$22,452	45%	$32,998	42%	$10,546	47%

Cost of services revenues increased by $8.6 million, or 48%, for fiscal 2011 compared to fiscal 2010, primarily due to fees paid to third-party telecommunications service providers and network fees of $3.2 million and an increase in personnel costs for employees and contractors of $5.1 million. The increases in headcount and other expense categories described above were primarily driven by investments in our infrastructure and capacity to improve the availability of our service offerings, while also supporting the growth in new customers.

Cost of product revenues increased by $2.0 million, or 44%, for fiscal 2011 compared to fiscal 2010, due to an increase in phone sales, which was primarily driven by growth in new RingCentral Office customers.

Overall gross margin increased from 55% to 58% and services gross margin increased from 61% to 63% for fiscal 2011 compared to fiscal 2010, primarily due to reduction in per usage fees that we paid to third-party telecommunications service providers as a result of increased call traffic, partially offset by increased phone sales. As a percentage of services revenues, fees paid to third-party telecommunications service providers decreased from 21% for fiscal 2010 to 18% for fiscal 2011. Phone sales increased by $3.1 million, or 81%, from fiscal 2010 to fiscal 2011.

Operating Expenses

	Year Ended December 31,
	2010	% of Revenues	2011	% of Revenues	Increase	% Increase
Operating expenses:
Research and development	$7,208	14%	$12,199	16%	$4,991	69%
Sales and marketing	22,922	46%	34,550	44%	11,628	51%
General and administrative	4,934	10%	12,969	16%	8,035	163%

Total operating expenses	$35,064	70%	$59,718	76%	$24,654	70%

Research and development expenses increased by $5.0 million, or 69%, for fiscal 2011 compared to fiscal 2010, primarily due to an increase in personnel costs for employees and contractors of $5.2 million, including share-based compensation of $0.2 million. The increase in personnel costs was primarily due to a 79% increase in research and development headcount. The increases in headcount supported additional software applications development projects, improving the design of a new user interface, and building redundancy into our databases to improve the availability of our service offerings. As a percentage of our total revenues, research and development expenses increased from 14% for the fiscal 2010 to 16% for fiscal 2011.

Sales and marketing expenses increased by $11.6 million, or 51%, for fiscal 2011 compared to fiscal 2010, primarily due to an increase in sales and marketing personnel costs for employees and contractors of $4.8 million, and other sales and marketing related activities. The increase in sales and marketing personnel costs were primarily due to a 60% increase in sales and marketing headcount. The increase in other sales and marketing related activities resulted from an increase in Internet advertising of $3.7 million. The increases in headcount and other expense categories described above supported our growth strategy to acquire new customers and establish brand recognition to achieve greater penetration into the North America market. As a percentage of our total revenues, sales and marketing expenses decreased from 46% for fiscal 2010 to 44% for fiscal 2011.

General and administrative expenses increased by $8.0 million, or 163%, for fiscal 2011 compared to fiscal 2010, primarily due to an increase in personnel costs for employees and contractors of $3.5 million, including share-based compensation of $0.2 million and fees for professional services, including accounting, tax and other professional fees of $2.9 million and loss contingencies for sales and use tax of $2.9 million. The increase in general and administrative personnel costs were primarily due to 108% increase in general and administrative headcount. Outside professional fees related primarily to legal and accounting costs to support the growth in our business. As a percentage of our total revenues, general and administrative expenses increased from 10% for fiscal 2010 to 16% for fiscal 2011.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for each quarter of fiscal 2012 and the first two quarters of fiscal 2013. We have prepared the statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and, in our opinion, it includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our results of operations for any future period.

Consolidated Statement of Operations Data (in thousands):

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Revenues:
Services	$22,745	$24,954	$27,290	$30,704	$32,273	$34,471
Product	2,063	2,051	2,298	2,421	3,252	3,233

Total revenues	24,808	27,005	29,588	33,125	35,525	37,704

Cost of revenues:
Services	8,130	8,989	9,191	9,905	10,709	11,389
Product	2,109	2,073	2,041	2,465	3,028	3,273

Total cost of revenues	10,239	11,062	11,232	12,370	13,737	14,662

Gross Profit	14,569	15,943	18,356	20,755	21,788	23,042
Operating expenses:
Research and development	5,023	6,015	6,544	6,868	7,504	8,606
Sales and marketing	12,248	13,596	13,781	14,941	17,142	16,324
General and administrative	7,021	5,057	7,069	5,287	6,550	11,231

Total operating expenses	24,292	24,668	27,394	27,096	31,196	36,161

Income (loss) from operations	(9,723)	(8,725)	(9,038)	(6,341)	(9,408)	(13,119)

Other income (expense), net:
Interest expense	(40)	(191)	(553)	(719)	(639)	(588)
Other income (expense), net	55	(83)	48	12	(203)	(44)

Other income (expense), net	15	(274)	(505)	(707)	(842)	(632)

Loss before provision (benefit) for income taxes	(9,708)	(8,999)	(9,543)	(7,048)	(10,250)	(13,751)
Provision (benefit) for income taxes	21	11	25	35	12	(132)

Net loss	$(9,729)	$(9,010)	$(9,568)	$(7,083)	$(10,262)	(13,619)

The following table presents the unaudited consolidated statement of operations data as a percentage of revenues:

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
Revenues:
Services	92%	92%	92%	93%	91%	91%
Product	8	8	8	7	9	9

Total revenues	100	100	100	100	100	100

Cost of revenues:
Services	33	33	31	30	30	30
Product	8	8	7	7	9	9

Total cost of revenues	41	41	38	37	39	39

Gross Profit	59	59	62	63	61	61
Operating expenses:
Research and development	21	22	22	21	21	23
Sales and marketing	49	50	47	45	48	43
General and administrative	28	19	24	16	19	30

Total operating expenses	98	91	93	82	88	96

Income (loss) from operations	(39)	(32)	(31)	(19)	(27)	(35)

Other income (expense), net:
Interest expense	-	(1)	(1)	(2)	(2)	(1)
Other income (expense), net	-	-	-	-	-	-

Other income (expense), net	-	(1)	(1)	(2)	(2)	(1)

Loss before provision (benefit) for income taxes	(39)	(33)	(32)	(21)	(29)	(36)
Provision (benefit) for income taxes	-	-	-	-	-	-

Net loss	(39)%	(33)%	(32)%	(21)%	(29)%	(36)%

Quarterly Revenue Trends

Our services revenues are primarily driven by recurring subscription services. Historically, we have acquired more new customers in the first and third quarters of a fiscal year. However, we have seen this trend become less pronounced as our business has grown and sales of RingCentral Office have accounted for a higher percentage of our total revenues.

Quarterly Operating Expenses Trends

Operating expenses are primarily driven by headcount and headcount-related expenses, including share-based compensation expenses, and by sales and marketing programs, and have been relatively consistent as a percentage of revenues over the last six quarters. We experience some seasonality in spending on sales and marketing as we spend relatively less on marketing programs in the third and fourth quarters because of the summer vacation periods and November and December holidays. However, we cannot assure you that this trend will continue.

Our research and development expenses increased in the second quarter of 2012 as a percentage of our total revenues due to increased headcount in development and quality assurance. Our sales and marketing expenses increased in the second quarter of 2012 as a percentage of our total revenues due to increased marketing headcount and increased advertising expenses due to our expansion of our San Francisco Bay Area advertising campaign. Our general and administrative expenses have fluctuated significantly as a percentage of our total revenues from quarter to quarter, primarily due to the increase in finance and accounting headcount and consultants, costs related to transaction tax compliance and legal costs related to current and past litigation matters.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for fiscal 2011, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the U.S. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that our independent registered public accounting firm identified related to our lack of sufficient, qualified personnel in our accounting and financial reporting function to perform process level controls during the period under audit to prevent misstatements in our financial statements.

In fiscal 2012 we took steps to remedy this material weakness, including hiring additional finance and accounting personnel and implementing additional policies and procedures associated with the preparation of our financial statements. We believe that we have remediated this material weakness, and our independent registered public accounting firm no longer identified a material weakness in connection with the audit of our fiscal 2012 financial statements.

However, in connection with the 2012 audit, our independent registered public accounting firm identified two significant deficiencies in our internal control over financial reporting. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

The first significant deficiency related to having insufficient controls to enable timely remittance of sales tax liabilities. During 2012, we began collecting and remitting sales taxes in the jurisdictions in which we operate. However, our process requires refinement due to delays in remittance of amounts collected. We have since undertaken measures to remediate this significant deficiency, including hiring a dedicated staff for sales tax collection and remittances, and are in the process of implementing a new billing system with a sales tax engine integrated to automate the process.

The second significant deficiency related to having inadequate controls with respect to accounting processes and sufficient documentation of accounting and close procedures. We are continuing to take steps to improve our controls, including hiring qualified personnel, upgrading our accounting system and implementing additional control activities.

While we believe that our efforts will be sufficient to remediate the two identified significant deficiencies and prevent further internal control deficiencies, we cannot assure you that our remediation efforts will be successful.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the U.S., or U.S. GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. In other cases, management’s judgment is required in selecting among available alternative accounting standards that provide for different accounting treatment for similar transactions. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the amounts we report as assets, liabilities, revenues, costs, and expenses, and affect the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, our actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We derive our revenues from two sources: (1) services revenues, which are generated from the sale of subscriptions to our SaaS applications and related services, which have contractual terms typically ranging from one month to three years, and include recurring fixed plan subscription fees, recurring administrative cost recovery fees, variable usage-based fees for blocks of additional minutes systematically purchased in advance and one-time upfront fees; and (2) product revenues, which are generated from the sale of pre-configured office phones used in connection with our services and include shipping and handling fees.

We recognize revenues when the following criteria are met:

•	there is persuasive evidence of an arrangement;

•	the service is being provided to the customer or the product has been delivered;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

Revenues under service subscription plans are recognized as follows:

•	fixed plan subscription and administrative cost recovery fees are recognized on a straight-line basis over their contractual service term;

•	fees for additional minutes of usage in excess of plan limits are recognized over the estimated usage period in a manner which approximates actual usage; and

•	one-time upfront fees are initially deferred and recognized on a straight-line basis over the estimated average customer life.

Product revenues are billed at the time the order is received and recognized when the product has been delivered to the customer.

We frequently enter into arrangements with multiple deliverables that generally include services to be provided under the subscription plan and the sale of products used in connection with our services. We allocate revenues to each deliverable in a multiple-deliverable arrangement based upon its relative selling price. We determine the selling price for each deliverable using vendor-specific objective evidence, or VSOE, of selling price or third-party evidence, or TPE, of selling price, if it exists. If neither VSOE nor TPE of selling price exists for a deliverable, we use our best estimated selling price, or BESP, for that deliverable. Revenues allocated to each deliverable, limited to the amount not contingent on future performance, are then recognized when the basic revenue recognition criteria are met for the respective deliverable.

We determine VSOE of fair value based on historical standalone sales to customers. In determining VSOE, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range of the median selling price. VSOE exists for all of our SaaS subscription plans. We use BESP as the selling price for product sales because we are not able to determine VSOE or TPE from the observable pricing data of standalone sales. We estimate BESP for a product by considering company-specific factors such as pricing strategies, direct product and other costs, and bundling and discounting practices.

We also generate services revenues and product revenues through sales of our services and products by resellers. When we assume a majority of the business risks associated with performance of the contractual obligations, we record the revenues on a gross basis and amounts retained by our resellers are recorded as sales and marketing expenses. Our assumption of such business risks is evidenced when, among other things, we take responsibility for delivery of the product or service, establish pricing of the arrangement, assume credit and inventory risk, and are the primary obligor in the arrangement. When a reseller assumes the majority of the business risks associated with the performance of the contractual obligations, we record the associated revenues at the net amount remitted to us by the reseller. We recognize revenues from our resellers when the following criteria are met:

•	persuasive evidence of an arrangement exists through a contract with the customer;

•	the service is being provided to the customer or the product has been delivered;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection of the fees is reasonably assured.

Our deliverables sold through our reseller agreements consist of our products and subscription services. Products sold through resellers are shipped directly to the end customer and are recognized when title transfers to the end customer. We recognize service subscriptions sold through our resellers on a straight-line basis over the period the underlying services are provided to the end customer. Revenues from resellers have predominantly been recorded on a gross basis for all periods presented.

We record reductions to revenues for estimated sales returns and customer credits at the time the related revenues are recognized. Sales returns and customer credits are estimated based on our historical experience, current trends and our expectations regarding future experience. We monitor the accuracy of our sales reserve estimates by reviewing actual returns and credits and adjust them for our future expectations to determine the adequacy of our current and future reserve needs. If actual future returns and credits differ from past experience, additional reserves may be required.

Income Taxes

Significant judgment is required in determining our provision for income taxes and evaluating our tax positions. We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactments or changes in the tax law or rates. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We provide reserves as necessary for uncertain tax positions taken on our tax filings. First, we determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit. Second, based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement, we recognize any such differences as a liability. Because of our full valuation allowance against the net deferred tax assets, any change in our uncertain tax positions would not impact our effective tax rate.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider the available positive and negative evidence, including our past results of operations, our forecast of future market growth, forecasted earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment, in consultation with outside tax advisors, and are consistent with the plans and estimates we use to manage the underlying businesses. Due to the net losses we have incurred and the uncertainty of realizing our deferred tax assets, for all the periods presented, we have a full valuation allowance against our deferred tax assets.

As of December 31, 2012, we had federal and state net operating loss carryforwards of $61.9 million and $60.4 million, respectively, and federal and state research and development tax credit carryforwards in the amount of $0.5 million and $1.0 million, respectively. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. A limited amount of these carryforwards may be subject to annual limitations that may result in their expiration before some portion of them has been fully utilized.

Capitalized Internal-Use Software Development Costs

We use significant judgment in determining whether certain internal-use software development costs are capitalized or expensed and over what period the amounts capitalized should be amortized to expense. We capitalize internal-use software development costs related to our SaaS applications that are incurred during the application development stage provided that it is probable the project will be successfully completed and such costs will be recovered from future revenues. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life starting when the underlying project is ready for its intended use, generally three to four years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. We capitalized $1.5 million and $0.6 million of internal-use software development costs during fiscal 2012 and the six months ended June 30, 2013, respectively. The carrying value of internal-use software development costs, net of amortization, was $2.1 million and $2.2 million at December 31, 2012 and June 30, 2013, respectively.

Share-Based Compensation

We measure and recognize compensation expense for all stock options granted to our employees and directors, based on the estimated fair value of the award on the grant date. We use the Black-Scholes valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award on a straight-line basis. We believe that the fair value of stock options granted to non-employees is more reliably measured than the fair value of the services received. As such, the fair value of the unvested portion of the options granted to non-employees is re-measured each period. The resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value, as well as assumptions regarding a number of other complex and subjective variables. In addition to the fair value of our common stock, these variables include the following:

Expected Term

The expected term represents the period that share-based awards are expected to be outstanding. Since we did not have sufficient historical information to develop reasonable expectations about future exercise behavior, the expected term for options issued to employees was calculated as the mean of the option vesting period and contractual term. The expected term for options issued to non-employees is the contractual term.

Expected Volatility

The expected stock price volatility of common stock was derived from the historical volatilities of a peer group of similar publicly traded companies over a period that approximates the expected term of the option.

Risk-Free Interest Rate

The risk-free interest rate was based on the yield available on U.S. Treasury zero-coupon issues with a term that approximates the expected term of the option.

Expected Dividends

The expected dividend yield was 0% as we have not paid, and do not expect to pay, cash dividends.

We periodically estimate the portion of awards which will ultimately vest based on our historical forfeiture experience. These estimates are adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from our prior estimates.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year ended December 31,		Six months ended June 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Expected term for employees (in years)	6.2	6.1	6.0	6.1
Expected term for non-employees (in years)	10.0	10.0	10.0	10.0
Expected volatility	67%	61%	66%	55%
Risk-free interest rate	2.08%	0.97%	1.07%	1.36%
Expected dividends	-%	-%	-%	-%

We are also required to estimate the fair value of the common stock underlying our share-based awards when performing the fair-value calculations with the Black-Scholes valuation model. The fair values of the shares of common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provide by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market of our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	contemporaneous valuations of our common stock performed by unrelated third-party valuation firms;

•	our stage of development;

•	our operational and financial performance;

•	the nature of our services and our competitive position in the marketplace;

•	the value of companies that we consider peers based on a number of factors, including similarity to us with respect to industry and business model;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions, and the nature and history of our business;

•	issuances of preferred stock and the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	current business conditions and projections;

•	the history of our company and our introduction of new products; and

•	the lack of marketability of our common stock.

To determine the fair value of our common stock and underlying option grants, we considered contemporaneous valuations of our stock from an independent third-party valuation firm that provided us with its estimation of our enterprise value and the allocation of that value to each element of our capital structure (preferred stock, common stock, warrants and options). Management provides the independent third-party valuation firm with our historical financial statements, forecast and capitalization information, in addition to other qualitative factors which could impact our enterprise value.

In connection with these valuations, the equity value of our company was determined by applying either or both the market approach and the income approach. The income approach estimates value based on the expectation of future cash flows that we will generate over the forecast horizon and a terminal value at the end of the forecast horizon. These future cash flows and terminal value are discounted to their present values using a discount rate derived from an analysis of the cost of capital for other companies in a similar stage of development as of each valuation date. The market comparable approach estimates value based on a comparison of our company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined which is applied to our historical and projected results of operations to estimate the value of our company. In our valuations, the multiples of the comparable companies was determined using a ratio of the market value of invested capital less cash to the last 12 month revenues, or the historical multiple, and the estimated future revenues for the each company’s next fiscal year and the fiscal year subsequent to next fiscal year, or the forward multiple. The estimated equity value is then allocated to determine the estimated value of common stock. In addition, we also considered an appropriate discount adjustment to the value of common stock to reflect the lack of marketability of the common stock of a privately-held entity.

For this allocation, the option pricing method, or OPM, was used for grants made prior to November 20, 2012, which treats each class of stock as a call option on all or part of the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event. The common stock is treated as a call option that gives the owner the right but not the obligation to buy the underlying enterprise value at an exercise price that is priced using the Black-Scholes option pricing model. For options granted on or after December 31, 2012, the probability weighted expected return method, or PWERM, was used. The change to PWERM was made because it was deemed a more appropriate method when the time to our potential initial public offering was expected to be short. Under the PWERM, the value of equity is estimated based on analyses of future values for the enterprise assuming various possible outcomes. Share value is based on the probability-weighted present value of expected future returns to the equity investor, considering the likely future scenarios available to the enterprise and the rights and preferences of each share class. After the enterprise value is determined and allocated to the various classes of stock using either the OPM or PWERM allocation methodologies, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of our common stock. DLOM is applied based on the premise that a private company valuation analysis relies on data from publicly traded companies, which may have substantially different characteristics; thus, discount adjustment is needed to accurately estimate the fair value of the private company common stock.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating share-based compensation costs. In certain cases, when warranted, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described below or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. No noted single event caused the valuation of our common stock to increase or decrease through June 2013. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock. We granted stock options with the following exercise prices between January 1, 2012 and June 30, 2013:

Grant Date	Number of Shares Granted	Exercise Price	Fair Value Per Share of Common Stock
February 1, 2012	731,834	$2.73	$3.35
March 2, 2012	1,039,712	2.73	3.92
March 7, 2012	30,000	2.73	4.02
May 9, 2012	305,000	4.48	5.16
August 2, 2012	825,712	6.78	6.78
August 23, 2012	164,000	6.78	6.78
September 26, 2012	982,500	6.78	6.78
November 20, 2012	190,000	6.94	6.94
January 30, 2013	211,500	7.62	7.92
February 20, 2013	192,300	7.62	8.14
June 12, 2013	1,367,300	10.42	10.82
June 20, 2013	63,402	10.42	11.08

The aggregate intrinsic value of vested and unvested stock options as of June 30, 2013, based on an initial public offering price of $12.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, was $46.1 million and $29.9 million, respectively.

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating share-based compensation expense. The combination of the factors described below in each period led to the changes in the fair value of our common stock.

February 1, 2012, March 2, 2012 and March 7, 2012 grants

The factors our board of directors considered in determining the estimated fair value of our common stock in connection with the grant of stock options on February 1, 2012, March 2, 2012, and March 7, 2012 primarily included the results of our operations for the most recent quarter, which were in line with our expectations, and the most recent contemporaneous valuation prepared by a third-party valuation firm obtained as of December 31, 2011. Our enterprise value in this valuation incorporated a market approach, including the use of a market value revenue multiple of comparable public companies. The enterprise value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 1.25 years, a risk-free rate of 0.15%, dividend yield of 0% and volatility of 60% over the time to a liquidity event. The fair value of our common stock resulting from this method, and after applying a marketability discount, was $2.73. The fair value was assessed as $2.73 on February 1, 2012, March 2, 2012 and March 7, 2012 as our board of directors determined that there were no material changes in our business since December 31, 2011 or in the assumptions upon which the valuation was based.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $2.73 per share as of December 31, 2011 and $4.48 per share as of March 31, 2012 to determine the fair value of our common stock for option awards granted during this period. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable determination for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. In March 2012, we were in the process of updating our financial forecasts and there was no single event identified during the interim period that resulted in the increase in fair value but rather a series of events related to our continued growth, including the overall improvement of the US economy, continued adoption of VOIP and mobile technologies in business, increasing volume of multi-user customers, continued expansion of our indirect channel via addition of new resellers, continued expansion of advertising campaigns beyond the Internet, such as radio and billboards, the hiring of our Chief Financial Officer, and the receipt of $8.0 million of proceeds from debt financing. Based on the straight-line calculation, we assessed the fair value of our common stock for option awards granted on February 1, 2012, March 2, 2012, and March 7, 2012 to be $3.35, $3.92 and $4.02, respectively.

May 9, 2012 grants

The factors our board of directors considered in determining the estimated fair value of our common stock in connection with the grant of stock options on May 9, 2012 primarily included the results of our operations for the most recent quarter, which were in line with our expectations, and the contemporaneous valuation prepared by a third-party valuation firm as of March 31, 2012. Our enterprise value in this valuation incorporated a market approach using a market value revenue multiple of comparable public companies. The enterprise value was allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of nine months, a risk-free rate of 0.17%, dividend yield of 0% and volatility of 51% over the time to a liquidity event. The fair value of our common stock as determined by an OPM, and after applying a marketability discount, was $4.48 per share as of March 31, 2012. The fair value of common stock was assessed as $4.48 per share on May 9, 2012 as our board of directors determined that there were no material changes in our business since March 31, 2012 or in the assumptions upon which the valuation was based.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $4.48 per share as of March 31, 2012 and $6.06 per share as of June 30, 2012 to determine the fair value of our common stock for option awards granted during this period. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable determination for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. There was no single event identified during the interim period that resulted in the increase in fair value but rather a series of events related to our continued growth including the overall improvement of the US economy, continued adoption of VOIP and mobile technologies in business, increasing volume of multi-user customers, continued expansion of our indirect channel via the addition of new resellers, continued expansion of advertising campaigns beyond the Internet, such as radio and billboards, the receipt of $6.0 million of proceeds from debt financing and securitization of additional debt financing of up to an additional $14.0 million, as well as continued progress towards an initial public offering, such as hiring of additional accounting staff and implementation of a new ERP system. Based on the straight-line calculation, we assessed the fair value of our common stock for option awards granted on May 9, 2012 to be $5.16.

August 2, 2012, August 23, 2012 and September 26, 2012 grants

The factors our board of directors considered in determining the estimated fair value of our common stock in connection with the grant of stock options on August 2, 2012, August 23, 2012 and September 26, 2012 primarily included the results of our operations for the most recent quarter, which were in line with our expectations, and the contemporaneous valuation prepared by a third-party valuation firm as of July 30, 2012. Our enterprise value in this valuation incorporated both an income approach utilizing a discounted cash flow analysis and market approach utilizing market value forward revenue multiples of comparable public companies. The income approach utilized a discount rate of 22% based primarily on benchmark venture capital studies of discount rates for other companies in a similar stage of development. The total enterprise value was then derived by applying a weighting factor of 25% to the indicated value of the income approach and 75% to the indicated value of the market approach. We believe the incorporation of the income approach and its relative weighting were reasonable based on an analysis of our industry and stage of development. The enterprise value was allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of eight months, a risk-free rate of 0.16%, dividend yield of 0% and volatility of 50% over the time to a liquidity event. The fair value of our common stock, as determined by an OPM and, after applying a marketability discount, was $6.78 per share as of July 30, 2012. The fair value of common stock was assessed as $6.78 per share on August 2, 2012, August 23, 2012 and September 26, 2012 as our board of directors determined that there were no material changes in our business since July 30, 2012 or in the assumptions upon which the valuation was based.

November 20, 2012 grant

The factors our board of directors considered in determining the estimated fair value of our common stock in connection with the grant of stock options on November 20, 2012 primarily included the results of our operations for the most recent quarter and the issuance of Series E preferred stock in November 2012. Our enterprise value in this valuation incorporated both an income approach utilizing a discounted cash flow analysis and market approach utilizing market value forward revenue multiples of comparable public companies. The valuation utilized a discount rate of 21% based primarily on benchmark venture capital studies of discount rates for other companies in a similar stage of development. The total enterprise value was then derived by applying a weighting factor of 25% to the indicated value of the income approach and 75% to the indicated value of the market approach. The enterprise value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of one year, a risk-free rate of 0.18%, dividend yield of 0% and volatility of 50% over the time to a liquidity event. The fair value of our common stock as determined by an OPM and, after applying a marketability discount, was $6.94 per share as of November 16, 2012. Our board of directors assessed the fair value of our common stock on November 20, 2012 to be $6.94 per share, which was consistent with the conclusion of the November 16, 2012 contemporaneous independent valuation.

January 31, 2013 and February 20, 2013 grants

The factors our board of directors considered in determining the estimated fair value of our common stock in connection with the grant of stock options on January 31, 2013 and February 20, 2013 primarily included the results of our operations for the most recent quarter which were in line with our expectations and the most recent contemporaneous valuation prepared by a third-party valuation firm obtained as of December 31, 2012. Our enterprise value in this valuation incorporated both an income approach utilizing a discounted cash flow analysis and market approach utilizing market value forward revenue multiples of comparable public companies. The valuation utilized a discount rate of 21% based primarily on benchmark venture capital studies of discount rates for other companies in a similar stage of development. The total enterprise value was then derived by applying a weighting factor of 50% to the indicated value of the income approach and 50% to the indicated value of the market approach as the values did not differ significantly. The enterprise value was then allocated to the common stock utilizing PWERM assuming various possible future events, including a 75% probability of an initial public offering. The fair value of our common stock, as determined by PWERM, and after applying a marketability discount, was $7.62 per share as of December 31, 2012. Our board of directors assessed the fair value of our common stock on January 31, 2013 and February 20, 2013 to be $7.62 per share, which was consistent with the conclusion of the December 31, 2012 valuation. Our board of directors determined that there were no material changes in our business since December 31, 2012, or in the assumptions upon which the valuation was based.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $7.62 per share as of December 31, 2012 and $8.53 per share as of March 31, 2013 to determine the fair value of our common stock for option awards granted during this period. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable determination for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. There was no single event identified during the interim period that resulted in the increase in fair value but rather a series of events related to our continued growth, including the overall improvement of the U.S. economy and capital markets, continued adoption of VOIP and mobile technologies in business, increasing volume of multi-user customers, increasing volume of customers signing contracts longer than 30 days, continued expansion of our indirect channel via the addition of new resellers, and continued expansion of advertising campaigns beyond the Internet, such as radio and billboards. Therefore, we determined that the straight-line calculation would provide the most reasonable conclusion for the value of our common stock on grant dates occurring during this period. Based on the straight-line calculation, we assessed the fair value of our common stock for option awards granted on January 31, 2013 and February 20, 2013 to be $7.92 and $8.14, respectively.

Our enterprise value in the March 31, 2013 valuation incorporated both an income approach utilizing a discounted cash flow analysis and market approach utilizing market value forward revenue multiples of comparable public companies. The valuation utilized a discount rate of 20% based primarily on benchmark venture capital studies of discount rates for other companies in a similar stage of development. The total enterprise value was then derived by applying a weighting factor of 50% to the indicated value of the income approach and 50% to the indicated value of the market approach. The enterprise value was then allocated to the common stock utilizing PWERM assuming various possible future events, including a 75% probability of an initial public offering. The fair value of our common stock, as determined by PWERM, and after applying a marketability discount, was $8.53 per share as of March 31, 2013.

June 12, 2013 and June 20, 2013 grants

The factors our board of directors considered in determining the estimated fair value of our common stock in connection with the grant of stock options on June 12, 2013 and June 20, 2013 primarily included the results of our operations for the most recent quarter which were in line with our expectations and the most recent contemporaneous valuation prepared by a third-party valuation firm obtained as of June 1, 2013. Our enterprise value in this valuation incorporated both an income approach utilizing a discounted cash flow analysis and market approach utilizing market value forward revenue multiples of comparable public companies. The total enterprise value was then derived by applying a weighting factor of 50% to the indicated value of the income approach and 50% to the indicated value of the market approach, as the values did not differ significantly. The enterprise value was then allocated to the common stock utilizing PWERM assuming various possible future events, including a 75% probability of an initial public offering. The fair value of our common stock, as determined by PWERM, and after applying a marketability discount, was $10.42 per share as of

June 1, 2013. Our board of directors assessed the fair value of our common stock on June 12, 2013 and June 20, 2013 to be $10.42 per share, which was consistent with the conclusion of the June 1, 2013 valuation. Our board of directors determined that there were no material changes in our business since June 1, 2013.

For financial reporting purposes, we applied a straight-line calculation using the valuations of $10.42 per share as of June 1, 2013 and $11.41 per share as of June 30, 2013 to determine the fair value of our common stock for option awards granted during this period. Using the benefit of hindsight, we determined that the straight-line calculation would provide the most reasonable determination for the valuation of our common stock on this interim date between valuations because we did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Therefore, we determined that the straight-line calculation would provide the most reasonable conclusion for the value of our common stock on grant dates occurring during this period. Based on the straight-line calculation, we assessed the fair value of our common stock for option awards granted on June 12, 2013 and June 20, 2013 to be $10.82 and $11.08, respectively.

Our enterprise value in the June 30, 2013 valuation incorporated both an income approach utilizing a discounted cash flow analysis and market approach utilizing market value forward revenue multiples of comparable public companies. The total enterprise value was then derived by applying a weighting factor of 50% to the indicated value of the income approach and 50% to the indicated value of the market approach. The enterprise value was then allocated to the common stock utilizing PWERM assuming various possible future events, including a 80% probability of an initial public offering. The fair value of our common stock, as determined by PWERM, and after applying a marketability discount, was $11.41 per share as of June 30, 2013.

Subsequent to the June 30, 2013 valuation of $11.41, in August 2013, our board of directors received an indication of the estimated preliminary price range for our common stock in this offering from the managing underwriters with a midpoint of $12.00. The estimated preliminary price range provided by the managing underwriters included similar assumptions that our board of directors had used to determine the estimated fair value of our common stock, except that the managing underwriters did not apply a discount for lack of marketability. Because the midpoint of the range reflected only a 5% increase from the June 30, 2013 valuation, we believe that the fair value determined by our board of directors reasonably represented the valuation of our company as of that date, as there were no intervening events that caused a significant increase or decrease in our valuation between June 2013 and September 2013. In general, our operating performance was consistent with our management’s expectations during the period, and there were no external events that resulted in a material change in our future expected performance.

Liquidity and Capital Resources

Liquidity

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Net cash used in operating activities	$(614)	$(779)	$(15,015)	$(8,896)	$(12,357)
Net cash used in investing activities	(4,764)	(6,664)	(10,172)	(5,563)	(6,081)
Net cash provided by (used in) financing activities	$11,713	$9,887	$49,475	$13,670	$(50)

To date, we have financed our operations primarily through private placements of our preferred stock, proceeds from issuance of debt and sales to our customers. As of December 31, 2012 and June 30, 2013, we had $37.9 million and $19.4 million, respectively, of cash and cash equivalents.

During 2012, we raised $30.0 million through the private placement of 3.1 million shares of our Series E preferred stock. The shares are not mandatorily redeemable but do contain a liquidation preference equal to the original issue price plus all declared but unpaid dividends on such shares.

During 2012, we borrowed $24.5 million under three different loan and security agreements. In March 2012, we borrowed $8.0 million from Silicon Valley Bank, or SVB, under our loan and security agreement, or our SVB Credit Agreement, which is required to be repaid over three years and accrues interest at a floating annual rate equal to prime plus 2.75%. In June 2012, we borrowed $6.0 million under a growth capital loan from TriplePoint Capital LLC, or TriplePoint, which is required to be repaid over 36 months as follows: three months of interest-only payments at an annual fixed rate of 9.0% followed by 33 equal monthly installments of principal and interest at an annual fixed rate of 8.5%. In addition, a final payment equal to 4.0% of the original loan principal is due at maturity. In August 2012, we borrowed $9.7 million under an equipment loan with TriplePoint, which is required to be repaid over three years and accrues interest at an annual fixed rate of 5.75%.

During the six months ended June 30, 2013, we borrowed $4.0 million under our existing growth capital loan and security agreement with TriplePoint. The loan is required to be repaid over 36 months as follows: three months of interest-only payments at an annual fixed rate of 9.0%, followed by 33 equal monthly installments of principal and interest at an annual fixed rate of 8.5%. In addition, a final payment equal to 4.0% of the original loan principal is due at maturity.

In August 2013, we borrowed $5.0 million under a term loan, pursuant to an amendment to our growth capital loan and security agreement with TriplePoint. In September 2013, we entered into a second amendment to our growth capital loan and security agreement to adjust the repayment terms such that the term loan is required to be paid over 36 months as follows: 36 months of interest-only payments at an annual fixed rate of 11.0% and the loan principal at maturity. In addition, a final payment equal to 2.75% of the original principal amount is due at maturity.

In August 2013, we borrowed $10.8 million under a revolving line of credit and $5.0 million under a term loan, pursuant to an amendment to our SVB Credit Agreement, or our Amended SVB Credit Agreement. The revolving line of credit bears monthly interest at a floating annual rate of prime plus 2.0%, and all outstanding amounts must be repaid on August 13, 2015. The term loan bears interest at an annual fixed rate of 11.0%, and all outstanding amounts must be repaid on August 31, 2016. A final payment of 2.75% of the amount advanced under the term loan is due at maturity of the term loan.

A significant majority of our customers are on 30-day subscription periods and billed at the beginning of each subscription period via credit card. Some of our customers enter into subscription periods longer than 30 days. A small number of our customers are invoiced net 30 days. Therefore, a substantial source of our cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2012 and June 30, 2013, we had deferred revenue of $11.3 million and $13.7 million, respectively, recorded as a current liability. This deferred revenue will be recognized as revenue when all of the revenue recognition criteria are met.

Net Cash Used in Operating Activities

As of December 31, 2011, December 31, 2012 and June 30, 2013, we had working capital deficits of $5.1 million, $0.5 million and $22.8 million, and current ratios of 0.77, 0.99 and 0.56,

respectively. Cash used in operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business, the increase in the number of customers using our cloud-based software, and the amount and timing of customer payments. For the periods presented, we have continued to experience increases in customer acquisition costs combined with increases in investments in personnel and infrastructure, all of which have significantly exceeded the growth in our customer base, driving net losses, which have resulted from negative working capital for the periods presented. Cash used in operating activities has historically come from a net loss driven by sales of subscriptions for our software services offset by non-cash expense items, such as depreciation and amortization of property and equipment, and stock-based compensation, as well as working capital sources of cash driven by increases in accounts payable, accrued liabilities and deferred revenue. As we continue to invest in personnel and infrastructure to support the anticipated growth of our business, we expect these working capital deficits, and uses of cash by operations, to continue.

Net cash used in operating activities increased by $0.2 million from fiscal 2010 to 2011 primarily due to increases in our net loss from operations of $6.6 million and inventory of $1.3 million offset by $2.6 million in non-cash charges, including depreciation, amortization and share-based compensation expense, accounts payable of $0.8 million and deferred revenue of $0.5 million. The increase in net loss in fiscal 2011 is a reflection of higher customer acquisition costs driven by a significant increase in our customer base, combined with investments in our own infrastructure (data center and customer support operations) and personnel to support the increased volume of business. The growth in our business also explains why accounts payable and deferred revenue increased and why we are carrying more inventory in fiscal 2011 as compared to 2010. The increase in depreciation and amortization charges are the result of significant expenditures and investments made in capital equipment over the past two fiscal years.

Net cash used in operating activities during fiscal 2012 increased by $14.2 million from fiscal 2011 to fiscal 2012, primarily due to our increase in net loss from operations of $21.5 million, an increase of $2.0 million in accounts receivable, an increase of $2.2 million in prepaid expenses and other current assets and a decrease of $3.6 million in accounts payable. These uses were offset by an increase of $10.3 million in accrued liabilities and an increase of $4.6 million in non-cash charges, including depreciation, amortization and share-based compensation expense. The increases in net loss, accounts receivable, prepaid expenses, accrued liabilities and depreciation and amortization expense reflect the additional investments necessary to support the growing requirements of our research and development, sales and marketing, data center, and customer support operations functions.

Net cash used in operating activities increased by $3.5 million from the six months ended June 30, 2012 to the six months ended June 30, 2013, primarily due to an increase in net loss from operations of $5.1 million, and a decrease of $6.2 million in accrued liabilities. These uses of cash were offset by the following sources of cash: (i) a decrease of $1.2 million in accounts receivable, (ii) an increase of $3.3 million in accounts payable, (iii) an increase of $0.7 million in deferred revenue and (iv) a $2.8 million increase in non-cash charges, including depreciation, amortization, and share-based compensation expenses. The changes in accounts payable and accrued liabilities result primarily from the timing of payments to our vendors.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures to purchase equipment necessary to support our data center facilities and our network and other operations. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities increased by $1.9 million from fiscal 2010 to 2011 due to an increase in payments on purchases of property and equipment of $2.2 million. The level of investment in capital equipment during fiscal 2011 was continued to support sustained growth of headcount levels in all functions of the business.

Net cash used in investing activities during fiscal 2012 increased by $3.5 million from fiscal 2011 to fiscal 2012 due to an increase of $3.5 million in purchase volumes of property and equipment. Additional investments in capital equipment were necessary to support the increase in headcount levels in all functions of the business, as well as additional capacity in our platform to support our increasing customer base.

Net cash used in investing activities increased by $0.5 million from the six months ended June 30, 2012 to the six months ended June 30, 2013, primarily due to purchases of equipment related to the build out of our overseas data centers.

Net Cash Provided by Financing Activities

Our primary financing activities have consisted of equity issuances of preferred stock raised to fund our operations as well as proceeds from and payments on equipment debt and capital lease obligations entered into to finance investments in personnel and infrastructure.

Net cash provided by financing activities decreased by $1.8 million from fiscal 2010 to 2011 primarily due to the fact that no additional borrowing from our lenders occurred in 2011, whereas we borrowed $2.5 million in fiscal 2010.

Net cash provided by financing activities increased during fiscal 2012 by $39.6 million from fiscal 2011 to 2012, primarily due to $29.9 million in proceeds from the sale of preferred stock in 2012, and $24.5 million in proceeds from the term loans, offset by $4.7 million in principal repayments of term loans and capital lease obligations.

Net cash provided by financing activities decreased by $13.7 million from the six months ended June 30, 2012 to the six months ended June 30, 2013, primarily due to the borrowing of $15.0 million from a bank loan in the six months ended June 30, 2012 as compared to the borrowing of $4.0 million in the six months ended June 30, 2013, to fund working capital, and an increase of $2.3 million in principal repayments in the six months ended June 30, 2013.

Capital Resources

We have satisfied our capital and liquidity needs primarily through private sales of equity securities, sales to customers and debt financings. As of June 30, 2013, we had cash and cash equivalents of $19.4 million, which were predominately denominated in U.S. dollars and consisted of bank deposits. As of June 30, 2013, $0.4 million of cash was held by our foreign subsidiaries. We have incurred net losses of $13.9 million and $35.4 million during the years ended December 31, 2011 and 2012, and $18.7 million and $23.9 million during the six months ended June 30, 2012 and 2013, respectively. Our accumulated deficit as of June 30, 2013 was $107.5 million.

We require access to capital to fund our operations, including general working capital for operating expenses, purchases of property and equipment for our operations, and other needs. We believe that our existing liquidity sources will satisfy our cash requirements for at least the next 12 months. Our existing sources of liquidity include our existing cash and cash equivalent balances, which includes an additional $20.8 million of debt financing, which we borrowed in August 2013, and an exercisable put right to issue an additional $7.5 million of preferred stock to our existing investors. Excluding the exercisable put right, we believe that our existing sources of liquidity are sufficient to fund our operations for at least the next 12 months. We expect our future sources of liquidity will increase as a result of the cash proceeds we receive from this offering. We expect that our operating losses and negative cash flows from operations will continue through at least the next 12 months and we expect to raise additional debt or equity financing needed to fund operations until we achieve positive cash flows from profitable operations. We cannot assure you that such additional financing will be available at terms acceptable to us, or at all.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2012 (in thousands):

	Payments Due by Period
	Less than 1 year	1 to 3 years	4 to 5 years	more than 5 years	Total
Operating lease obligations	$1,313	$2,139	$1,383	$-	$4,835
Capital lease obligations	388	775	-	-	1,163
Short- and long-term debt obligations	7,919	12,580	-	-	20,499
Purchase obligations	16,216	-	-	-	16,216

Total	$25,836	$15,494	$1,383	$-	$42,713

Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the normal course of business for which we have not received the goods or services as of December 31, 2012. Although open purchase orders are considered enforceable and legally binding, except for our purchase orders with our inventory suppliers, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. Our purchase orders with our inventory suppliers are non-cancellable. In addition, we have other obligations for goods and services entered into in the normal course of business. These obligations, however, are either not enforceable or legally binding, or are subject to change based on our business decisions. The aggregate of these items represents our estimate of purchase obligations.

Silicon Valley Bank Credit Facility

In August 2013, we entered into our Amended SVB Credit Agreement, which provides for a revolving line of credit of up to $15.0 million and a term loan of up to $5.0 million. The revolving line of credit bears interest at a floating annual rate of prime plus 2.0%, which must be paid monthly, and all outstanding principal and unpaid interest must be repaid by August 13, 2015. The term loan bears interest at a fixed annual rate of 11.0%, which must be paid monthly, and all principal amounts and unpaid interest must be repaid by August 1, 2016, unless we voluntarily repay the balance at an earlier date without penalty. A final payment of 2.75% of the amount advanced under the term loan is due upon repayment of this loan at maturity or prepayment of this loan. On August 14, 2013, we borrowed $10.8 million under the revolving line of credit, which represented our full available borrowing capacity on that date. The borrowing limit available under the revolving line of credit increases as the principal balance of our existing $8.0 million term loan from SVB is repaid. The existing term loan had an outstanding principal balance of $4.2 million on the amendment date. On August 16, 2013, we borrowed the full $5.0 million available under the new term loan.

In connection with our Amended SVB Credit Agreement, we issued SVB warrants to purchase 90,324 shares of our Series E preferred stock at an exercise price of $9.69 per share. We have pledged all of our assets, excluding intellectual property, as collateral to secure our obligations under our Amended SVB Credit Agreement.

As of June 30, 2013, we were not in compliance with the covenant regarding maintaining a minimum cash balance as defined in our SVB Credit Agreement. However, SVB waived this non-compliance in connection with entering into the Amended SVB Credit Agreement. Our Amended SVB Credit Agreement contains customary negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. Our Amended SVB Credit Agreement also contains customary affirmative covenants, including requirements to, among other things, (1) maintain minimum cash balances representing the greater of $5.0 million or two times our quarterly cash burn rate, as defined in the amended agreement, from and after our initial public offering, and (2) deliver audited financial statements.

TriplePoint Capital Credit Facility

In June 2012, we entered into a loan and security agreement for a secured term facility, or our Growth Capital Loan Facility, and an equipment loan and security agreement for a secured equipment loan facility, or our Equipment Loan Facility, both with TriplePoint.

Our Equipment Loan Facility provides for a $10.0 million term loan, which we may increase by an additional $10.0 million, subject to certain conditions, to finance the purchase of equipment and software. This facility was available to be drawn through June 21, 2013, at which date the additional $10.0 million expired unused. On August 27, 2012, we borrowed an aggregate of $9.7 million under our Equipment Loan Facility, which accrues interest at an annual interest rate of 5.75% and matures on August 1, 2015. A final payment equal to 10.0% of each advance made under our Equipment Loan Facility is due at maturity. In connection with entering into our Equipment Loan Facility, we issued TriplePoint a warrant to purchase shares of our Series D preferred stock with the exercise price set at the lower of: (i) $6.03 or (ii) the lowest price per share in the next round of preferred stock financing. The shares issuable upon the exercise of the warrant are issuable in two tranches: (i) 29,043 shares, in connection with establishing our Equipment Loan Facility in June 2012, and (ii) 1.75% of the amount advanced, up to an additional 29,043 shares, of which 28,144 shares were issued under our Equipment Loan Facility. As a result of our Series E preferred stock financing, the exercise price became fixed at $6.03 per share. Our Equipment Loan Facility is secured by the equipment financed under this facility.

Our Growth Capital Loan Facility provides for a $6.0 million term loan, which was increased by an additional $4.0 million upon our submission of an S-1 registration statement contemplating an initial public offering of our common stock with expected total net proceeds of at least $50.0 million. On June 29, 2012, we borrowed $6.0 million under our Growth Capital Loan Facility, which is required to be repaid over 36 months as follows: three months of interest-only payments at an annual fixed rate of 9.0% followed by 33 equal monthly installments of principal and interest at an annual fixed rate of 8.5%. In addition, a final payment equal to 4.0% of each advance made under our Growth Capital Loan Facility is due at maturity. On June 28, 2013, we borrowed the additional $4.0 million under our Growth Capital Loan Facility. In connection with entering into our Growth Capital Loan Facility in June 2012, we issued TriplePoint a warrant to purchase 49,788 shares of Series D preferred stock with the exercise price set at the lower of: (i) $6.03 or (ii) the lowest price per share in the next round of preferred stock financing. As a result of our Series E preferred stock financing, the exercise price became fixed at $6.03 per share. In connection with borrowing the additional $4.0 million that became available in June 2013, we issued TriplePoint a warrant to purchase 33,192 shares of Series D preferred stock with the exercise price set at the lower of: (i) $6.03 or (ii) the lowest price per share in the next round of preferred stock financing. At June 30, 2013, the exercise price of the warrant to purchase 33,192 shares of Series D preferred stock remains adjustable. We have pledged all of our assets, excluding intellectual property, as collateral to secure our obligations under our Growth Capital Loan Facility.

In August 2013, we amended the loan and security agreement for our Growth Capital Loan Facility to provide for an additional $5.0 million term loan. In September 2013, we entered into a second amendment to our growth capital loan facility to adjust the repayment terms such that the term loan is required to be paid over 36 months as follows: 36 months of interest-only payments at a fixed annual rate of 11.0% and the loan principal at maturity. In addition, a final payment of 2.75% of the original principal amount is due at maturity, which is August 31, 2016. On August 19, 2013, we borrowed the full $5.0 million under this term loan. In connection with amending this agreement, we issued TriplePoint a warrant to purchase 51,614 shares of Series E preferred stock at an exercise price of $9.69 per share. We have pledged all of our assets, excluding intellectual property, as collateral to secure our obligations under this agreement.

As of June 30, 2013, we are in compliance with all covenants under our credit agreements with TriplePoint. Our credit agreements contain customary negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The credit agreements also contain customary affirmative covenants, including requirements to, among other things, deliver audited financial statements.

Indemnification Obligations

Certain of our agreements with sales agents, resellers and customers include provisions for indemnification against liabilities if our services infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in the consolidated financial statements as of December 31, 2012 or June 30, 2013.

Contingencies

Legal Proceedings

We are subject to certain legal proceedings described below, and from time to time may be involved in a variety of claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters, and other litigation matters relating to various claims that arise in the normal course of business. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing specific litigation and regulatory matters using reasonably available information. We develop our views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Legal fees are expensed in the period in which they are incurred. No accrued liability for loss contingencies related to legal matters is recorded on the consolidated balance sheet as of December 31, 2011. At December 31, 2012 and June 30, 2013, we recorded accrued liabilities of $1.1 million and $4.3 million, respectively, for the probable and estimable amount of all loss contingencies related to legal matters.

In June 2011, j2 Global, Inc., or j2, and Advanced Messaging Technologies, Inc. filed a joint complaint against us in the U.S. District Court for the Central District of California, Case No. 2:11-cv-04686-DDP-AJW, alleging infringement of U.S. Patent Nos. 6,208,638, 6,350,066, and 7,020,132, and seeking a permanent injunction, damages, and attorneys’ fees should judgment be found against us. On March 4, 2013, Advanced Messaging Technologies filed a second complaint against us in the U.S. District Court for the Central District of California, Case No. 2:13-CV-01526, alleging infringement of U.S. Patent No. 7,975,368. On April 26, 2013, we entered into a license and settlement agreement with j2 and one of its affiliates to settle the matters. Under the terms of the settlement, the parties granted each other certain patent cross-licenses for over 10 years and the parties have dismissed all claims in these matters with prejudice.

On December 21, 2012, CallWave Communications, LLC, or CallWave, which we believe is a non-practicing entity, filed a lawsuit against us in the U.S. District Court for the District of Delaware, CallWave Communications, LLC v. RingCentral, Inc., Case No. 1:12-cv-01748-RGA. CallWave has asserted similar claims against other companies, including Google Inc., AT&T Inc., AT&T Mobility LLC, Sprint Nextel Corp., T-Mobile US, Inc., Verizon Communications, Inc., Research in Motion Limited and Telovations, Inc. Since then, CallWave has amended its complaint twice such that they are currently asserting U.S. Patents Nos. 7,397,910 (the ‘910 patent), 7,555,110 (the ‘110 patent), 7,822,188 (the ‘188 patent), 8,325,901 (the ‘901 patent), 7,636,428 (the ‘428 patent), 8,351,591 (the ‘591 patent), 8,064,588 (the ‘588 patent), and 7,839,987 (the ‘987 patent) against our products and services and AT&T’s Office@Hand products and services, seeking damages but no injunction. AT&T has sought and RingCentral has agreed to indemnify and to defend AT&T for losses that are solely attributable to CallWave’s infringement allegations against our products and services. On April 1, 2013, we filed an Answer and Counterclaims denying all claims by CallWave in the First Amended Complaint. On June 3, 2013, we filed an Answer and Counterclaims denying all claims by CallWave in the Second Amended Complaint. We intend to vigorously defend ourselves against CallWave’s claims to the extent necessary. The result of this litigation is inherently uncertain, and, at this time, we believe that there is no material exposure above the loss contingencies that have been recorded.

On September 6, 2013, we received a letter from Capital Legal Group, LLC on behalf of Cronos Technologies LLC, which we believe is a non-practicing entity, asserting that we should consider engaging in licensing discussions regarding U.S. Patent No. 5,664,110. No complaint or other action has been filed, no specific demand for a license has been made, and the letter does not allege any infringement by us of the referenced patent.

Sales Tax Liability

During 2010 and 2011, we increased our sales and marketing activities in the U.S., which may be asserted by a number of states to create an obligation under nexus regulations to collect sales taxes on sales to customers in the state. Prior to 2012, we did not collect sales taxes from our customers on sales in all states. In the second quarter of 2012, we commenced collecting and remitting sales taxes on sales in all states, therefore the loss contingency is applicable to sales and marketing activities in 2010, 2011 and the three months ended March 31, 2012. As of December 31, 2011, December 31, 2012 and June 30, 2013, we recorded a long-term sales tax liability of $3.5 million, $3.9 million, and $4.0 million, respectively, based on our best estimate of the probable liability for the loss contingency incurred as of those dates. Our estimate of a probable outcome under the loss contingency is based on analysis of our sales and marketing activities, revenues subject to sales tax, and applicable regulations in each state in each period. No significant adjustments to the long-term sales tax liability have been recognized in the accompanying consolidated financial statements for changes to the assumptions underlying the estimate.

Employee Agreements

We have signed various employment agreements with executives and key employees pursuant to which if we terminate their employment without cause or if the employee does so for good reason following a change of control of our company, the employees are entitled to receive certain benefits, including severance payments, and accelerated vesting of stock options and continued COBRA coverage. To date, no triggering events which would cause these provisions to become effective have occurred. Therefore, no liabilities have been recorded for these agreements in the consolidated financial statements.

Off-Balance Sheet Arrangements

During the six months ended June 30, 2012 and 2013 and the years ended December 31, 2010, 2011 and 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Our functional currency of our foreign subsidiaries is generally the local currency. Most of our sales are denominated in U.S. dollars, and therefore our net revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the U.S., Canada, the Philippines, Russia, Ukraine, UK and China. During the six months ended June 30, 2013, we also formed a wholly owned subsidiary in the Netherlands and in the second quarter of 2013, we formed a wholly owned subsidiary in Switzerland. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During 2012 and during the six months ended June 30, 2013, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Sensitivity

We had cash and cash equivalents of $37.9 million and $19.4 million as of December 31, 2012 and June 30, 2013, respectively. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash and short-term money market funds. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future interest income. During fiscal 2012 and the six months ended June 30, 2013, the effect of a hypothetical 10% increase or decrease in overall interest rates would not have had a material impact on our interest income. In addition, as of December 31, 2012, we had approximately $6.0 million in short and long-term debt with variable interest rate components. A hypothetical 10% increase or decrease would have had a $0.6 million impact on our interest expense. At June 30, 2013, we had approximately $4.7 million in short- and long-term debt with variable interest rate components. A hypothetical 10% increase or decrease would have had a $0.5 million impact on our interest expense.

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standards update on foreign currency matters that provides additional guidance with respect to the reclassification into income of the cumulative translation adjustment, or CTA, recorded in accumulated other comprehensive income associated with a parent company’s ownership interest in a foreign entity.

The standard differentiates between transactions occurring within a foreign entity and transactions affecting an investment in a foreign entity. For transactions within a foreign entity, the full CTA associated with the foreign entity would be reclassified into income only when the sale of a subsidiary or group of net assets within the foreign entity represents the substantially complete liquidation of that foreign entity. For transactions affecting an investment in a foreign entity, the full CTA associated with the foreign entity would be reclassified into income only if the parent no longer has a controlling interest in that foreign entity as a result of the transaction. In addition, acquisitions of a foreign entity completed in stages will trigger release of the CTA associated with an equity method investment in that entity at the point a controlling interest in the foreign entity is obtained. We are required to adopt this standard for our interim and annual periods beginning after December 15, 2013. This standard would impact our consolidated financial condition or results of operations only in the instance a transaction described above occurs.

In July 2013, the FASB issued an accounting standards update on presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The standard requires that unrecognized tax benefits should be presented as a reduction to deferred tax assets for net operating loss carry forwards, a similar tax loss or a tax credit carry forward, or collectively, a Carryforward, if such Carryforward is required or expected to settle the additional income taxes in the event the uncertain tax position is disallowed. The standard also requires in situations that a Carryforward cannot be used or the deferred tax asset is not intended to be used for such purpose, the unrecognized tax benefit should be recorded as a liability and should not offset deferred tax assets. We are required to adopt this standard for interim and annual periods beginning after December 15, 2013. We are currently evaluating the impact of adopting this guidance, but do not expect it to have a material impact on our consolidated financial condition or results of operations.

BUSINESS

Overview

We are a leading provider of software-as-a-service, or SaaS, solutions for business communications. We believe that our innovative, cloud-based approach disrupts the large market for business communications solutions by providing flexible and cost-effective services that support distributed workforces, mobile employees and the proliferation of “bring-your-own” communications devices. We enable convenient and effective communications for our customers across all their locations, all their employees, all the time, thus enabling a more productive and dynamic workforce. RingCentral Office, our flagship service, is a multi-user, enterprise-grade communications solution that enables our customers and their employees to communicate via voice, text and fax, on multiple devices, including smartphones, tablets, PCs and desk phones.

Traditionally, businesses have used on-premise hardware-based communications systems, commonly referred to as private branch exchanges, or PBXs. These systems generally require specialized and expensive hardware that must be deployed at every business location and are primarily designed for employees working only at that location and using only their desk phones. In addition, these systems generally require significant upfront investment and ongoing maintenance and support costs. Furthermore, according to Gartner’s April 2013 report entitled “Bring Your Own Device: The Facts and the Future,” by 2017, half of employers will require their employees to supply their own devices for work purposes. We believe that this trend will create additional challenges for businesses using legacy communications solutions.

Our solutions have been developed with a mobile-centric approach and can be configured, managed and used from a smartphone or tablet. We have designed our user interfaces to be intuitive and easy to use for both administrators and end-users. We believe that we can provide substantial savings to our customers because our services do not require the significant upfront investment in on-premise infrastructure hardware or ongoing maintenance costs commonly associated with on-premise systems. Our solutions generally use existing broadband connections. We design our solutions to be delivered to our customers with high reliability and quality of service using our proprietary high-availability and scalable infrastructure.

The market for business communications solutions is large. According to Infonetics Research, from 2008 through 2012, there were 61 million PBX lines sold in North America. Assuming our current base selling price of approximately $20 per user per month, we believe that the potential replacement market is approximately $15 billion in North America. We also believe that this estimate significantly understates the potential market opportunity for our cloud-based solutions because a significant number of businesses today have not historically deployed a business communications system due to functionality limitations, cost and other factors.

We primarily generate revenues by selling subscriptions for our cloud-based services. We focus on acquiring and retaining our customers and increasing their spending with us through adding additional users, upselling current customers to premium service editions, and providing additional features and functionality. We market and sell our services directly, through both our website and inside sales teams, as well as indirectly through a network of over 1,000 sales agents and resellers, including AT&T, which we refer to collectively as resellers. We have a differentiated business model that reduces the time and cost to purchase, activate and begin using our services. We generally offer free trials to prospective customers, allowing them to evaluate our solutions before making a purchasing decision.

We have a diverse and growing customer base comprised of over 300,000 businesses across a wide range of industries, including advertising, consulting, finance, healthcare, legal, real estate, retail and technology. To date, we have focused our principal efforts on the market for small and medium-sized businesses, defined by IDC as less than 1,000 employees, in the U.S. and Canada. We are making investments in an effort to address larger customers. We also believe that there is an additional growth opportunity in international markets.

We have experienced significant growth in recent periods, with total revenues of $50.2 million, $78.9 million and $114.5 million in 2010, 2011 and 2012, respectively, generating year-over-year increases of 57% and 45%, respectively. We have continued to make significant expenditures and investments, including in research and development, brand marketing and channel development, infrastructure and operations, and incurred net losses of $7.3 million, $13.9 million and $35.4 million, in 2010, 2011 and 2012, respectively. For the six months ended June 30, 2012 and 2013, our total revenues were $51.8 million and $73.2 million, respectively, and our net losses were $18.7 million and $23.9 million, respectively.

Industry Background

The Market for Business Communications Solutions is Large

According to Infonetics Research, from 2008 through 2012, there were 61 million PBX lines sold in North America. Assuming our current base selling price of approximately $20 per user per month, we believe that the potential replacement market is approximately $15 billion in North America. We also believe that this estimate significantly understates the potential market opportunity for our cloud-based solutions, because a significant number of businesses today have not historically deployed a business communications system due to functionality limitations, cost and other factors.

Evolution in the Way People Work and Communicate

In recent years, there have been significant changes in how people work and communicate with customers, co-workers and other third parties. Traditionally, business personnel worked primarily at a single office, during business hours, and utilized desk phones as their primary communications devices connected through a PBX. With the proliferation of smartphones and tablets that offer much of the functionality of PCs, combined with the pervasiveness of inexpensive broadband Internet access, businesses are increasingly working around the clock across geographically dispersed locations, and their employees are using a broad array of communications devices and utilizing text, along with voice and fax, for business communications.

These changes have created new challenges for business communications. Traditional on-premise systems are generally not designed for workforce mobility, “bring-your-own” communications device environments, or the use of multiple communication channels, including text. Today, businesses require flexible, location- and device-agnostic communications solutions that provide users with a single identity across multiple locations and devices.

Limitations of Existing Business Communications Systems

We believe that legacy on-premise systems have several limiting characteristics, including being:

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Location-Specific.    On-premise systems are typically hardware-based and primarily manage desk phones at a single office location. These systems are complex to use for businesses with multiple office locations and employees working remotely or largely outside an office.

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Device-Specific.    On-premise systems are generally designed to work with a specific fixed-line phone provisioned to work only with a certain type of system. As a result, on-premise systems do not work well with smartphones, tablets and PCs and can have difficulty supporting a “bring-your-own” communications device business environment.

•

Difficult to Deploy, Use and Manage.    On-premise systems can be difficult and time-consuming to set up, deploy, manage and support. They generally require the installation and configuration of complex hardware infrastructure, a connection to phone networks, time-consuming set up and activation and training for administrators and end-users. They also generally lack simple and intuitive user interfaces for easy configuration and use. As a result, on-premise systems generally are not “user-friendly,” have long deployment cycles and require technical expertise to set up, manage and use.

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Challenging to Scale.    On-premise systems do not efficiently scale with business growth, as additional hardware and software upgrades are often required to support additional employees and offices. Costly upgrades are also typically required to support additional features and functionality.

•	Expensive. On-premise systems are typically expensive to deploy and manage. They not only require upfront costs on hardware and software, but also ongoing maintenance and upgrade costs. These legacy systems also often require trained and dedicated IT personnel to support ongoing use of the system.

•

Difficult to Integrate.    On-premise systems are relatively inflexible and often require extensive investments of time and IT personnel to integrate with other commonly used business applications, such as content management, email and collaboration applications.

Opportunity for Next-Generation, Cloud-Based Business Communications Platform

Fundamental advances in cloud technologies have enabled a new generation of business software to be delivered as a service over the Internet. Today, mission-critical applications such as customer relationship management, human capital management, enterprise resource planning and information technology, or IT, support are being delivered securely and reliably to businesses through cloud-based platforms. While on-premise systems typically require significant upfront and ongoing costs, as well as trained and dedicated IT personnel, cloud-based services enable cost-effective and easy delivery of business applications to users regardless of location or access device.

We believe that there is a significant opportunity to leverage the benefits of cloud computing to provide next-generation, cloud-based business communications solutions that address the new realities of workforce mobility, multi-device environments and multi-channel communications, thereby enabling people to communicate the way they do business. In addition to location and device independence, these next-generation solutions should also provide the scalability, ease of use and affordability that are lacking in legacy on-premise business communications systems today.

We believe both large and small businesses currently served by on-premise systems may embrace this opportunity to replace those systems. We also believe that businesses not currently served by on-premise business communications systems, due to functionality and cost limitations, may embrace the opportunity to use cloud-based business communications solutions.

Our Solutions

Our cloud-based business communications solutions provide a single user identity across multiple locations and devices, including smartphones, tablets, PCs and desk phones, and allow for communication across multiple channels, including voice, text and fax. Our proprietary solutions enable a more productive and dynamic workforce, and has been architected using industry standards to meet modern business communications requirements, including workforce mobility, “bring-your-own” communications device environments and multiple communications channels.

Our solutions are delivered using a high-availability and, scalable infrastructure and are designed for easy self-service activation, provisioning and management with minimal technical expertise or training required. Our solutions scale easily and rapidly, allowing our customers to add new users regardless of where they are located. They are generally affordable, requiring little to no upfront infrastructure hardware costs or ongoing maintenance and upgrade costs commonly associated with on-premise systems. RingCentral Office, our flagship offering, is a multi-user, enterprise-grade communications solution. We also offer RingCentral Professional, primarily an inbound call routing service with additional text and fax capabilities targeting smaller deployments, and RingCentral Fax, an Internet fax service that permits sending and receiving faxes over the Internet.

RingCentral Solutions

We believe that our solutions provide not only the core functionality of existing on-premise communications solutions, but also additional key benefits that address the changing requirements of business. The key benefits of our solutions include:

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Location Independence.    Our cloud-based solution is designed to be location independent. We seamlessly connect distributed and mobile users, enabling employees to communicate with a single identity whether working from a central location, a branch office, on the road, or at home.

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Device Independence.    Our solution is designed to work with a broad range of devices, including smartphones, tablets, PCs and desk phones, enabling businesses to successfully implement a “bring-your-own” communications device strategy.

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Instant Activation; Easy Account Management.    Our solutions are designed for rapid deployment and ease of management. Our simple and intuitive graphical user interfaces allow administrators and users to set up and manage their business communications system with little or no IT expertise, training or dedicated staffing. Our solutions work with users’ existing smartphones, tablets, PCs and desk phones. Additionally, if a customer desires new desk phones, we also sell pre-configured, Plug&Ring-ready phones that can be easily connected to the customer’s existing broadband service.

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Scalability.    Our cloud-based solutions scale easily and efficiently with the growth of our customers. Customers can add users, regardless of their location, without having to purchase additional infrastructure hardware or software upgrades.

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Lower Cost of Ownership.    We believe that our customers experience significantly lower cost of ownership compared to legacy on-premise systems. Using our cloud-based solutions, our customers can avoid the significant upfront costs of infrastructure hardware, software, ongoing maintenance and upgrade costs, and the need for dedicated and trained IT personnel.

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Seamless and Intuitive Integration with Other Cloud-Based Applications.    Cloud-based applications are proliferating within businesses of all sizes. Integration of these cloud-based business applications with legacy on-premise systems is typically complex and expensive, which limits the ability of businesses to leverage cloud-based applications. Our platform provides seamless and intuitive integration with multiple popular cloud-based business applications such as salesforce.com, Google Drive, Box and Dropbox.

Our Competitive Strengths

Our competitive strengths include:

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Proprietary Core Technology Platform.     We have developed our core multi-tenant, cloud-based, high-availability, scalable platform in-house over several years using industry standards. Our platform incorporates our communications and messaging services, delivery and billing infrastructure and application programming interfaces, or APIs, for integration with third parties. We believe that owning our own technology allows us to regularly improve our platform to meet new customer needs and to seamlessly and rapidly deliver new features and functionality to our customers via our SaaS platform.

•    Mobile-Centric Approach.    Our platform was developed with a mobile-centric approach and can be provisioned, configured, managed and used from a smartphone or tablet as well as from PCs and the Web. Our solutions are designed to work with a broad range of devices, including smartphones, tablets, PCs and desk phones, enabling businesses to successfully implement a “bring-your-own” communications device strategy.

•     Rapid Innovation and Release Cycle.    We strive to continuously innovate in an effort to regularly release new features and functionality to our customers. We intend to continue to invest significantly in research and development to increase the quality of our services and develop and deliver new services quickly to meet evolving customer demand. We believe that our ability to rapidly innovate and enhance our communications solutions is an important competitive advantage.

•     Quality and Reliability of Service.    Our platform employs a number of technologies and tools to provide the quality of service that our customers expect while using their existing broadband connections. We can optimize for quality of end-user broadband connectivity as well as the type of devices used. We operate our multi-tenant platform on a high-availability, scalable-on-demand, redundant infrastructure.

•     Effective Go-to-Market Strategy.    We employ a broad range of direct and indirect marketing channels to target potential customers, including search-engine marketing, search-engine optimization, referral, affiliate, radio and billboard advertising. We offer simple, easy-to-understand pricing plans. We generally offer customers a free trial and provide post-sale implementation assistance for larger customers to help them configure their communications solutions and to familiarize them with the benefits of our services. In addition, we offer ongoing customer support to help retain our customers and encourage them to add more users and functionality.

Our Growth Strategy

Key elements of our growth strategy include:

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Focus on Larger RingCentral Office Customers.    We intend to broaden our focus to larger potential RingCentral Office customers. We believe that these customers are more likely to have employees working in distributed locations or multiple offices and thus will derive additional benefits from deploying our solution. We believe that these customers are more likely to require additional services, purchase premium service editions, have higher retention rates and enter into longer-term contracts.

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Continue to Innovate.    Our ability to develop new features and functionality is central to our success. We intend to continue to invest in development efforts to introduce new features and functionality to our customers. We plan to further invest in research and development, including continuing to hire top available technical talent, to expand our core cloud-based business communications solution and launch new services.

•	Grow Revenues from Existing Customers. We intend to grow our revenues from our existing customers as they add new users and as we provide them with new features and functionality.

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Expand Our Distribution Channels.    Our indirect sales channel currently consists of a network of over 1,000 resellers, including AT&T. We intend to continue to foster these relationships and develop additional relationships with other resellers.

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Scale Internationally.    To date, we have derived most of our revenues from the North American market. We believe that there is an additional growth opportunity for our cloud-based business communications solutions in international markets.

Our Services

Our services are RingCentral Office, RingCentral Professional and RingCentral Fax. RingCentral Office is our most comprehensive solution and provides our full suite of features and functionality for businesses, while RingCentral Professional and RingCentral Fax deliver subsets of RingCentral’s Office’s features and functionality.

RingCentral Office.    RingCentral Office, our flagship service, is a multi-location, multi-user, enterprise-grade communications solution that enables employees to communicate via different channels, including voice, text and fax, on multiple devices, including smartphones, tablets, PCs and desk phones. RingCentral Office also offers out-of-the-box integration with other cloud-based business applications. This service is designed primarily for businesses that require a communications solution, regardless of location, type of device, expertise, size or budget. Businesses are able to seamlessly connect users working in multiple office locations on smartphones, tablets, PCs and desk phones.

Key features of RingCentral Office include:

•    Cloud-Based Business Communications Solutions.    We offer multi-user, multi-extension, cloud-based business communications solutions that do not require installation, configuration, management or maintenance on-premise hardware and software. Our services are instantly activated, and deliver a rich set of functionality across multiple locations and devices.

•    Mobile-Centric Approach.    Our solution includes smartphone and tablet mobile applications that customers can use to set up and manage company, department and user settings from anywhere. Our applications turn iOS and Android smartphones and tablets into business communication devices. Users can change their personal settings instantly and communicate via voice, text and fax. Personal mobile devices are fully integrated into the customer’s cloud-based communication solution, using the company’s numbers, and displaying one of the company’s caller ID for calls made through our mobile applications.

•    Easy Set-Up and Control.    Our user interfaces have a familiar smartphone touch-screen “look and feel” and provide a consistent user experience across smartphones, tablets, PCs and desk phones, making it intuitive and easy for our customers to quickly discover and use our solution across devices. Among other capabilities, administrators can specify and modify company, department, and user settings, auto-receptionist settings, call-handling, and routing rules, and add, change, and customize users and departments.

•    Flexible Call Routing.    Our solution includes an auto-attendant to easily customize call routing for the entire company, departments, groups, or individual employees. It includes a robust suite of communication management options, including time of day, caller ID, and call queuing, and sophisticated routing rules for complex call handling for the company, departments, groups and individual employees.

•    Integrated Voice, Text and Fax Communications with One Business Number.    By eliminating the need for multiple business numbers, users are able to easily control how, when and where they conduct their business communications through routing logic with one number. Employees can stay connected, thus increasing efficiency, productivity and responsiveness to their customers. Having one business number also enables users to keep personal mobile numbers private.

•    Cloud-based Business Application Integrations.    Our solution seamlessly integrates with other cloud-based business applications such as salesforce.com, Google Drive, Box and Dropbox. For example, integration with salesforce.com brings up customer records immediately based on inbound caller IDs, resulting in increased productivity and efficiency. Additionally, users can easily fax documents directly from their cloud-based storage accounts.

RingCentral Professional.    Our RingCentral Professional solution provides a subset of our RingCentral Office solution capabilities designed primarily for smaller businesses. RingCentral Professional is principally used as an inbound call routing service with text and fax capabilities.

RingCentral Fax.    Our RingCentral Fax solution provides Internet fax capabilities that allow businesses to send and receive fax documents without the need for a fax machine.

Our Customers

We have a diverse and growing customer base comprised of over 300,000 businesses across a wide range of industries, including advertising, consulting, finance, healthcare, legal, real estate, retail and technology. Our revenues are highly diversified across our customer base, with no single non-

reseller customer accounting for more than 1% of our total revenues in 2010, 2011, 2012 or the six months ended June 30, 2013. No single reseller accounted for more than 10% of our total revenues during any period presented in this prospectus. To date, we have focused our principal efforts on the market for small and medium-sized businesses, defined by IDC as less than 1,000 employees, in the U.S. and Canada. We believe that there is an additional growth opportunity in international markets. We are also making investments that will allow us to address larger enterprise customers. The following are examples of our current RingCentral Office customers across industry, acquisition channel, size and business needs.

DME Automotive handles marketing for the largest automotive organizations in the US, with over 300 employees in two offices in Florida. Their business requires significant collaboration with their customers and employees across both offices on a daily basis. To increase productivity, DME Automotive, LLC, or DME, needed a communications solution that would allow their employees to connect with customers and with each other as efficiently as possible, whether in or out of the office, without having to manage multiple phone numbers or devices across many locations. In just one weekend, DME set up RingCentral Office across their entire organization, displacing their existing approximately $300,000 on-premise system, which had also required them to engage a specialized technical team any time they needed to make changes or conduct maintenance.

TRUSTe is an online privacy provider for online sites, headquartered in San Francisco with over 100 employees and offices in Los Angeles, Chicago and Miami. Over 25% of True Ultimate Standards Everywhere, Inc’s, or, TRUSTe’s employees are in the field. Their legacy, on-premise communications system did not meet the needs of the workforce because mobile employees were not connected to the communications system like in-house employees, and hence lacked the functionality needed to manage their business. In addition, TRUSTe was spending significant time and resources managing their communications system. After starting with a free trial, TRUSTe purchased RingCentral Office and can now connect their field employees as if they were in an office, giving them better access to greater functionality. In addition, with RingCentral Office’s capability to configure and manage the entire businesses communications solution using smartphone apps, TRUSTe is able to reduce time and money spent on technical experts.

Motion Recruitment is a national recruitment firm with over 600 employees across three operating units and 22 locations. They provide national recruiting for technology-related jobs as well as outsourced recruiting solutions. Their previous communications system required 19 different on-premise systems to support their different operating units and locations. Motion Recruitment Partners, or Motion Recruitment, wanted a communications solution that could support their business communications needs and increase efficiency across their entire company. Using RingCentral Office, Motion Recruitment has one complete communications solution servicing all three operating units and locations. Further, leveraging RingCentral Office’s enhanced, modern functionality, they have empowered their sales agents with greater control over their customer communication, and have improved their ability to manage their quality of service.

Amerivest Realty is a full-service brokerage firm in Florida with over 200 Realtor Associates. Prior to subscribing to RingCentral Office, they had an on-premise communications system that required technical expertise and was managed and maintained by an external consulting company. With 90% of their Realtors working remotely with flexible hours, Associates were disconnected from their business communications system, and had to juggle business and personal devices to communicate with customers. When Amerivest Realty needed to scale their firm, the associated ongoing resources, expertise, and costs along with the lack of mobile integration forced them to look at other options. With RingCentral Office, Amerivest Realty was able to minimize the ongoing maintenance costs and manage the entire communications system with their in-house, non-technical, administrative staff. They were also able to connect their Associates with customers using one business number for voice, text and fax, regardless of what device the Realtor was using or where they were located. Associates and staff now have the power to customize their own settings on their smartphones, further reducing the resources and time required by Amerivest Realty to manage their business communications.

Marketing, Sales and Support

We use a variety of marketing, sales and support activities to generate and cultivate ongoing customer demand for our services, acquire new customers, and engage with our existing customers. We sell through both direct and indirect channels. We provide on-boarding implementation support to help our customers set up and configure their newly purchased communications system, as well as ongoing self-service, phone support and training. We also closely track and monitor customer acquisition costs to assess how we are deploying our marketing, sales and customer support spending.

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Marketing.    Our marketing efforts include SEM, SEO, radio advertising, online display advertising and billboard advertising. We track and measure our marketing costs closely across all channels so that we can acquire customers in a cost-efficient manner.

•	Direct Sales. We primarily sell our products and services through direct inbound and outbound sales efforts. We have direct sales representatives located in the U.S. and internationally.

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Indirect Sales.    Our indirect sales channel consists of a network of over 1,000 resellers, including AT&T, which help broaden the adoption of our services without the need for a large direct field sales force.

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Customer Support.    While our intuitive and easy-to-use user interface serves to reduce our customers’ need for support, we provide online and phone customer support, as well as post-sale implementation support, to help customers configure and use our solution. We track and measure our customer satisfaction and our support costs closely across all channels to provide a high level of customer service in a cost-efficient manner.

Research and Development

We believe that continued investment in research and development is critical to expanding our leadership position within the cloud-based business communications solutions market. We devote the majority of our research and development resources to software development. Our engineering team has significant experience in various disciplines related to our platform, such as, voice text and fax processing, mobile application development, IP networking and infrastructure, user experience, security and robust multi-tenant cloud-based system architecture.

Our development methodology, in combination with our SaaS delivery model, allows us to provide new and enhanced capabilities on a regular basis. Based on feedback from our customers and prospects and our review of the broader business communications and SaaS markets, we continuously develop new functionality while maintaining and enhancing our existing solution.

Our research and development expenses were $7.2 million, $12.2 million, $24.5 million and $16.1 million in fiscal 2010, fiscal 2011, fiscal 2012 and the six months ended June 30, 2013, respectively.

Technology and Operations

Our platform is built on a highly scalable and flexible infrastructure comprised of commercially available hardware and software components. We believe that both hardware and software components of our platform can be replaced, upgraded or added with minimal or no interruption in service. The system is designed to have no single point-of-failure.

We host our services and serve our customers in North America from two third-party data center facilities in San Jose, California and Vienna, Virginia, and we intend to host our services and serve our customers in Europe from two third-party data center facilities in Amsterdam, the Netherlands and Zurich, Switzerland. Our data centers are designed to host mission-critical computer and communications systems with redundant, fault-tolerant subsystems and compartmentalized security zones. We maintain a security program designed to ensure the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to our customers’ data. We limit access to on-demand servers and networks at our production and remote backup facilities.

We serve North American customers out of two Points of Presence, known as POPs, one in San Jose, California and the other in Vienna, Virginia. RingCentral subscribers are divided into Parts of Data, or PODs, each comprised of two symmetrical, synchronized units, one per POP. POPs and PODs are redundant with switchover and failover capabilities between POPs. This architecture enables us to deliver our services in a scalable and reliable manner. We can manage our customer growth by adding additional PODs and POPs into our delivery infrastructure as required. For connectivity, we leverage third-party network service providers, including of Level 3 Communications, Inc., Bandwidth.com, Inc., Novatel Wireless, Inc. and AT&T.

Intellectual Property

We rely on a combination of patent, copyright, and trade secret laws in the U.S. and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand. In addition, we seek to protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Our intellectual property portfolio includes 18 issued U.S. patents, which expire between 2026 and 2032. We also have 49 patent applications pending for examination in the U.S. and 21 patent applications pending for examination in foreign jurisdictions, all of which are related to U.S. applications. In general our patents and patent applications apply to certain aspects of our SaaS and mobile applications and underlying communications infrastructure. We are also a party to various license agreements with third parties that typically grant us the right to use certain third-party technology in conjunction with our products and services.

Competition

The market for business communications solutions is rapidly evolving, complex, fragmented and defined by changing technology and customer needs. We expect competition to continue to increase in the future. We believe that the principal competitive factors in our market include:

•	service features and capabilities;

•	system reliability, availability and performance;

•	speed and ease of activation, setup and configuration;

•	ownership and control of the underlying technology;

•	integration with mobile devices;

•	brand awareness and recognition;

•	simplicity of the pricing model; and

•	total cost of ownership.

We believe that we generally compete favorably on the basis of the factors listed above.

We face competition from a broad range of providers of business communications solutions. Some of these competitors include:

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traditional on-premise, hardware business communications providers such as Alcatel-Lucent, S.A., Avaya Inc., Cisco Systems, Inc., Mitel Networks Corporation, ShoreTel, Inc. and Siemens Enterprise Networks, LLC, any of which may now or in the future also host their solutions through the cloud, and their resellers;

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software providers such as Microsoft Corporation and Broadsoft, Inc. that generally license their software and may now or in the future also host their solutions through the cloud, and their resellers including major carriers and cable companies;

•	established communications providers, such as AT&T Inc., Verizon Communications Inc. and Comcast Corporation, that resell on-premise hardware, software and hosted solutions;

•	other cloud companies such as j2 Global, Inc. and 8x8, Inc.; and

•

other large, Internet companies, such as Google Inc., Yahoo! Inc. and Amazon.com, Inc., any of which might launch its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

Employees and Contractors

As of June 30, 2013, we had 399 full-time employees, including 144 in research and development, 152 in sales and marketing, 23 in operations, 25 in customer technical support, and 55 in general and administrative. As of such date, we had 304 employees located in the U.S. and 95 internationally, including 89 in China. None of our employees are covered by collective bargaining agreements. We believe that our employee relations are good and we have never experienced any work stoppages.

We also contract with third-party contractors whose employees or subcontractors’ employees perform services for us. We refer to our third-party contractors’ employees and subcontractors’ employees as our contractors. As of June 30, 2013, we had 1,050 of these contractors, including 261 in research and development, 48 in operations, 286 in sales and marketing, 319 in customer technical support and 99 in general and administrative. As of such date, we had 26 contractors located in the U.S. and 1,024 internationally, including 693 in the Philippines, 321 in Russia and Ukraine and 10 in other countries.

Regulatory

As a provider of Internet communications services, we are subject to regulation in the U.S. by the FCC. Some of these regulatory obligations include contributing to the Federal Universal Service Fund, Telecommunications Relay Service Fund and federal programs related to number administration; providing access to E-911 services; protecting customer information; and porting phone numbers upon a valid customer request. We are also required to pay state and local 911 fees and contribute to state universal service funds in those states that assess Internet voice communications services. In addition, we have certified a wholly owned subsidiary as a competitive local exchange carrier in six states and currently intend to obtain certificates for our subsidiary in six additional states. This subsidiary, RCLEC, is subject to the same FCC regulations applicable to telecommunications companies, as well as regulation by the public utility commissions in states where the subsidiary provides services. Specific regulations vary on a state-by-state basis, but generally include the requirement for our subsidiary to register or seek certification to provide its services, to file and update tariffs setting forth the terms, conditions and prices for our intrastate services and to comply with various reporting, record-keeping, surcharge collection and consumer protection requirements.

As we expand internationally, we will be subject to laws and regulations in the countries in which we offer our services. Regulatory treatment of Internet communications services outside the U.S. varies from country to country, is often unclear, and may be more onerous than imposed on our services in the U.S. Our regulatory obligations in foreign jurisdictions could have a material adverse effect on the use of our services in international locations. See the section entitled “Risk Factors” for more information.

Facilities

Our principal executive offices are located in San Mateo, California, where we occupy an approximately 28,000 square-foot facility, under a lease expiring on May 31, 2017. While we believe that our facilities are sufficient and suitable to meet our immediate needs, we are currently evaluating expansion opportunities. We periodically evaluate the adequacy of our existing facilities, and, given our expected growth, we expect to move our offices or secure additional space in our current building or another building within the next 12 months.

Legal Proceedings

In June 2011, j2 Global, Inc., or j2, and Advanced Messaging Technologies, Inc. filed a joint complaint against us in the U.S. District Court for the Central District of California, Case No. 2:11-cv-04686-DDP-AJW, alleging infringement of U.S. Patent Nos. 6,208,638, 6,350,066, and 7,020,132, and seeking a permanent injunction, damages, and attorneys’ fees should judgment be found against us. On March 4, 2013, Advanced Messaging Technologies filed a second complaint against us in the U.S. District Court for the Central District of California, Case No. 2:13-CV-01526, alleging infringement of U.S. Patent No. 7,975,368. On April 26, 2013, we entered into a license and settlement agreement with j2 and one of its affiliates to settle the matters. Under the terms of the settlement, the parties granted each other certain patent cross-licenses for over 10 years and the parties have dismissed all claims in these matters with prejudice.

On December 21, 2012, CallWave Communications, LLC, or CallWave, which we believe is a non-practicing entity, filed a lawsuit against us in the U.S. District Court for the District of Delaware, CallWave Communications, LLC v. RingCentral, Inc., Case No. 1:12-cv-01748-RGA. CallWave has asserted similar claims against other companies, including Google Inc., AT&T Inc., AT&T Mobility LLC, Sprint Nextel Corp., T-Mobile US, Inc., Verizon Communications, Inc., Research in Motion Limited and Telovations, Inc. Since then, CallWave has amended its complaint twice such that they are currently asserting U.S. Patents Nos. 7,397,910 (the ‘910 patent), 7,555,110 (the ‘110 patent), 7,822,188 (the ‘188 patent), 8,325,901 (the ‘901 patent), 7,636,428 (the ‘428 patent), 8,351,591 (the ‘591 patent), 8,064,588 (the ‘588 patent), and, 7,839,987 (the ‘987 patent) against our products and services and AT&T’s Office@Hand products and services, seeking damages but no injunction. AT&T has sought and RingCentral has agreed to indemnify and to defend AT&T for losses that are solely attributable to CallWave’s infringement allegations against our products and services. On April 1, 2013, we filed an Answer and Counterclaims denying all claims by CallWave in the First Amended Complaint. On June 3, 2013, we filed an Answer and Counterclaims denying all claims by CallWave in the Second Amended Complaint. We intend to vigorously defend ourselves against CallWave’s claims to the extent necessary. The result of this litigation is inherently uncertain, and, at this time, we believe that there is no material exposure above the loss contingencies that have been recorded.

On September 6, 2013, we received a letter from Capital Legal Group, LLC on behalf of Cronos Technologies LLC, which we believe is a non-practicing entity, asserting that we should consider engaging in licensing discussions regarding U.S. Patent No. 5,664,110. No complaint or other action has been filed, no specific demand for a license has been made, and the letter does not allege any infringement by us of the referenced patent.

In addition to the matters described above, we may, from time to time, be a party to litigation and subject to claims incident to the ordinary course of business. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows and financial condition.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of August 31, 2013:

Name	Age	Position
Executive Officers
Vladimir Shmunis	52	Chief Executive Officer and Chairman
Clyde Hosein	53	Executive Vice President and Chief Financial Officer
David Berman	42	President
Kira Makagon	50	Executive Vice President, Innovation
Praful Shah	57	Senior Vice President, Strategy
John Marlow	44	Senior Vice President, Corporate Development, General Counsel and Secretary

Non-Employee Directors
Douglas Leone(2)(3)	56	Director
Robert Theis(1)(2)	52	Director
David Weiden(3)	41	Director
Neil Williams(1)	60	Director
Bobby Yerramilli-Rao(1)	47	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Vladimir Shmunis is one of our co-founders and has served as our Chief Executive Officer and Chairman since our inception in 1999. Prior to RingCentral, from 1992 to 1998, Mr. Shmunis served as President and Chief Executive Officer of Ring Zero Systems, Inc., a desktop communications software provider founded by Mr. Shmunis and acquired by Motorola, Inc. From 1982 to 1992, Mr. Shmunis held various software development and management roles with a number of Silicon Valley companies, including Convergent Technologies, Inc. and Ampex Corporation. Mr. Shmunis holds a B.S. in Computer Science and an M.S. in Computer Science from San Francisco State University.

Our board of directors believes that Mr. Shmunis possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer and his experience as an executive in the technology industry. Our board of directors also believes that he brings historical knowledge, operational expertise and continuity to the board of directors.

Clyde R. Hosein has served as our Executive Vice President and Chief Financial Officer since August 2013 and served as a consultant to us from June 2013 to August 2013. Prior to joining us, from October 2012 to June 2013, Mr. Hosein served as an independent business consultant. From June 2008 to October 2012, Mr. Hosein served as the Chief Financial Officer of Marvell Technology Group Ltd., a publicly traded fabless semiconductor provider of high-performance, application-specific standard products, and he also served as the Interim Chief Operating Officer and Secretary of Marvell from October 2008 to March 2010. From March 2003 until June 2008, Mr. Hosein served as Chief Financial Officer for Integrated Device Technologies, a publicly traded company that develops and delivers mixed-signal semiconductor solutions to the communications, computing and consumer end markets. From 2001 until 2003, Mr. Hosein served as Chief Financial Officer of Advanced Interconnect

Technologies. From 1997 to 2001, Mr. Hosein was the Chief Financial Officer and senior director of corporate planning of Candescent Technologies Corporation. Previous to Candescent, Mr. Hosein spent over 14 years with IBM Corporation, where he held several engineering and financial positions within their storage, microelectronics, data systems and corporate divisions. Mr. Hosein serves on the board of directors of Cree Inc., a publicly traded company that develops and manufactures LED products. Mr. Hosein holds a B.S. in Industrial Engineering from Polytechnic University in New York and an M.B.A. from New York University Stern School of Business.

David Berman has served as our President since June 2013 and has been an advisor to us since March 2009. Prior to joining us, from January 2010 to June 2013, Mr. Berman served as the Chief Executive Officer and President of Affectiva, Inc., an emotion measurement technology company. From June 2008 to January 2010, Mr. Berman served as an advisor to numerous startup companies, and from June 1999 to May 2008, Mr. Berman served in various roles at WebEx Communications Inc. He was most recently WebEx’s President, Worldwide Sales and Services, and before that he served as Vice President of Worldwide Sales and Services and Vice President of Worldwide Corporate Sales and Services and Vice President of Worldwide Corporate Sales. Mr. Berman holds a Bachelor of Business Administration from the University of San Diego.

Kira Makagon has served as our Executive Vice President, Innovation, since August 2012. Prior to joining us, from January 2012 to July 2012, Ms. Makagon served as the Chief Product Officer of Red Aril, Inc. a provider of media optimization solutions that was acquired by Hearst Corporation in December 2011. From April 2010 to December 2011, she served as the President of Red Aril, and from June 2009 to April 2010, she founded and served as the Chief Executive Officer of Red Aril. From January 2009 to May 2009, Ms. Makagon served as a consultant and board member of NebuAd, Inc., a developer of data capture and analysis systems. From August 2008 to December 2008, she served as Chief Executive Officer of NebuAd, and from September 2006 to July 2008, she co-founded and served as President of NebuAd. Prior to that, from 2001 to August 2006, Ms. Makagon served in various roles at Exigen Group, a provider of SaaS workflow platforms and call center solutions, including President, Ventures and Alliances, and Executive Vice President, Marketing and Business Development. From 1998 to 2000, Ms. Makagon co-founded and served as Senior Vice President, Products of Octane Software, a provider of web-based customer relationship management applications, that was acquired by Epiphany, Inc., and from 1993 to 1998, she served as Vice President of Product Development of Scopus Technology, a provider of customer relationship management solutions, that was acquired by Siebel Systems. Ms. Makagon holds a B.A. in Computer Science from the University of California, Berkeley and an M.B.A. from the University of California, Berkeley, Haas School of Business.

Praful Shah has served as our Senior Vice President, Strategy since 2010 and served as our Vice President, Strategy from April 2008 to 2010. Prior to joining us, from July 2007 to March 2008, Mr. Shah was engaged in reviewing and investing in YouWeb, LLC, an early stage technology incubator. From 1997 to June 2007, Mr. Shah served in various roles at WebEx Communications, Inc., a provider of cloud collaboration services. He was most recently WebEx’s Vice President, Strategic Communications, and before that he served as Vice President of Online Products, Vice President of Strategic Marketing, Vice President of Business Development and Vice President of Marketing. Prior to WebEx, from 1995 to 1997, Mr. Shah served at Oracle Corporation as Senior Director of Marketing for Oracle’s Internet Products and Database Products Divisions. Mr. Shah holds a bachelors degree in Electronics and Communications Engineering from Manipal Institute of Technology in India, and an M.S. in Computer Science from Pennsylvania State University.

John Marlow has served as a Senior Vice President since June 2013, and as our General Counsel and Secretary since April 2009. He was appointed as Vice President of Corporate Development in November 2008. Mr. Marlow also served on our board of directors from August 2005 until August 2011. Prior to joining us, from November 2003 to December 2008, Mr. Marlow was a founding partner at Entrepreneurs Law Group, LLP, a law firm. From January 2003 to October 2003, Mr. Marlow was a partner at Reed Smith LLP, an international law firm. From January 2002 to December 2002, he was a partner at Crosby, Heafey, Roach & May, LLP, a law firm acquired by Reed Smith. Mr. Marlow holds a B.A. in Sociology from Colgate University and a J.D. from the University of California, Berkeley, Boalt Hall School of Law.

Non-Employee Directors

Douglas Leone has served on our board of directors since December 2006. Mr. Leone has been at Sequoia Capital, a venture capital firm, since 1988 and has been a managing member since 1993. Mr. Leone also serves on the boards of directors of ServiceNow, Inc., a cloud-based service provider, and CafePress Inc., an online retailer. Mr. Leone holds a B.S. in Mechanical Engineering from Cornell University, an M.S. in Industrial Engineering from Columbia University and an M.S. in Management from the Massachusetts Institute of Technology.

Our board of directors believes that Mr. Leone possesses specific attributes that qualify him to serve as a director, including his substantial experience as a venture capitalist and as a director of technology companies focusing on Internet and software and communications companies. Our board of directors also believes that Mr. Leone brings historical knowledge and continuity to the board of directors.

Robert Theis has served on our board of directors since August 2011. Mr. Theis has served as a managing director at Scale Venture Partners, a venture capital firm, since May 2008. Mr. Theis also serves on the board of directors at BrightRoll, Inc., a provider of digital video advertising, HubSpot, Inc., a provider of inbound marketing software, and PeopleMatter, Inc., a provider of human capital management software. Prior to joining Scale Ventures, from July 2000 to April 2008, Mr. Theis served as a general partner with Doll Capital Management, a venture capital firm. From July 1996 to June 2000, Mr. Theis served as executive vice president and served on the board of directors of New Era of Networks, Inc., a supplier of Internet infrastructure software and services. From April 1986 to June 1996, Mr. Theis served as a Managing Director at Sun Microsystems, Inc., a provider of computers and computer components acquired by Oracle Corporation, and from January 1984 to March 1986, as Marketing Manager at Silicon Graphics. Inc., a provider of high-performance computing solutions. Mr. Theis holds a B.A. in Economics from the University of Pittsburgh, Pennsylvania.

Our board of directors believes that Mr. Theis possesses specific attributes that qualify him to serve as a director, including his substantial experience as a venture capitalist investment professional and as a director of technology infrastructure and applications companies.

David Weiden has served on our board of directors since December 2006. Mr. Weiden has served as a General Partner at Khosla Ventures, a venture capital firm, since 2006. Prior to joining Khosla Ventures, Mr. Weiden worked as an entrepreneur at companies acquired by AT&T, Inc., Time Warner Inc. and Microsoft Corporation. Mr. Weiden holds an A.B. in Organizational Behavior from Harvard University.

Our board of directors believes that Mr. Weiden possesses specific attributes that qualify him to serve as a director, including his experience as venture capitalist focusing on the technology sector and his professional experience as an executive of other telecommunications and technology companies. Our board of directors also believes that Mr. Weiden brings historical knowledge and continuity to the board of directors.

Neil Williams has served on our board of directors since March 2012. Mr. Williams has served as Senior Vice President and Chief Financial Officer at Intuit since January 2008. Prior to joining Intuit,

from April 2001 to September 2007, Mr. Williams served as Executive Vice President of Visa U.S.A., Inc., a wholly owned subsidiary of Visa, Inc., a credit and debit card payment network. From November 2004 to September 2007, he served as Chief Financial Officer. During the same period, Mr. Williams held the dual role of Chief Financial Officer for Inovant LLC, Visa’s global IT organization. Mr. Williams holds a B.A. in Business Administration from the University of Southern Mississippi and is a certified public accountant.

Our board of directors believes that Mr. Williams possesses specific attributes that qualify him to serve as a director, including his professional experience in the areas of finance, accounting and audit oversight.

Bobby Yerramilli-Rao has served on our board of directors since November 2012. Since April 2012, Dr. Yerramilli-Rao has served as a Director with Hermes Growth Partners, Ltd., a private equity firm focused on growth stage companies in the telecom, media and technology sectors. From August 2010 to April 2012, he was served as a founder of Hermes Growth Partners, Ltd. From January 2006 to July 2010, he served as Corporate Strategy Director and Internet Services Marketing Director of Vodafone Group PLC, a provider of mobile communications products and services. From 1994 to January 2006, Dr. Yerramilli-Rao served as a partner at McKinsey & Company, a management consulting company. He holds an M.A. in Electrical Engineering from the University of Cambridge and a D.Phil in Robotics from the University of Oxford.

Our board of directors believes that Dr. Yerramilli-Rao possesses specific attributes that qualify him to serve as a director, including his experience as a private equity investor focusing on growth stage companies in the telecommunications and technology sectors and his professional experience as an executive of a telecommunications services provider.

Board Composition

Our business affairs are managed under the direction of our board of directors, which is currently composed of six members. Five of our directors are independent within the meaning of the independent director guidelines of the New York Stock Exchange, or the NYSE. All directors are elected to hold office until their successors have been elected and qualified. Officers are elected and serve at the discretion of the board of directors.

Staggered Board

Pursuant to our amended and restated certificate of incorporation, which will be effective upon completion of the offering, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, a director in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Our board of directors will be designated as follows:

•	Vladimir Shmunis and Neil Williams will be Class I directors, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	Douglas Leone and David Weiden will be Class II directors, and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	Robert Theis and Bobby Yerramilli-Rao will be Class III directors, and their terms will expire at the annual meeting of stockholders to be held in 2016.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Director Independence

Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director is independent only if our board of directors makes an affirmative determination that the director has no material relationship with us.

In August 2013, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. The determination of our board of directors was based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors has determined that all of the members of our board of directors, except our chief executive officer, Vladimir Shmunis, are “independent directors” as defined in applicable rules of the Securities and Exchange Commission, or SEC, and the NYSE rules.

Board Committees

Our board of directors has established an audit committee and a compensation committee. Prior to completion of this offering, our board of directors also intends to establish a nominating and corporate governance committee and may establish other committees from time to time. The charters for each of our committees will be available on our website upon completion of this offering.

Audit Committee

Our audit committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•

reviewing annually a report by the independent registered public accounting firm regarding the independent registered public accounting firm’s internal quality control procedures and various issues relating thereto;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and the independent registered public accounting firm;

•

establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

•

periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our company and reviewing and, if appropriate, approving all transactions between our company or its subsidiaries and any related party (as described in Item 404 of Regulation S-K);

•	periodically reviewing our code of business conduct and ethics;

•	establishing policies for the hiring of employees and former employees of the independent registered public accounting firm; and

•	reviewing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Our audit committee is comprised of Robert Theis, Bobby Yerramilli-Rao and Neil Williams, who is the chairperson of the committee. Our board of directors has designated Neil Williams as an “audit committee financial expert,” as defined under the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.

Our board of directors has considered the independence and other characteristics of each member of our audit committee and has concluded that the composition of our audit committee meets the requirements for independence under the current requirements of the NYSE and SEC rules and regulations. Audit committee members must satisfy additional independence criteria set forth under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of the Rule 10A-3, an audit committee member may not, other than in his capacity as a member of the audit committee, accept consulting, advisory or other fees from us or be an affiliated person of us. Each of the members of our audit committee qualifies as an independent director pursuant to Rule 10A-3.

Compensation Committee

Our compensation committee oversees our compensation policies, plans and programs. The compensation committee is responsible for, among other things:

•	reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•

annually evaluating the performance of our chief executive officer in light of such corporate goals and objectives and recommending the compensation of our chief executive officer to the board of directors for its approval;

•	administering our equity compensations plans for our employees and directors; and

•	reviewing for inclusion in our proxy statement the report of the compensation committee required by the Securities and Exchange Commission.

The compensation committee also has the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Our compensation committee is comprised of Douglas Leone and Robert Theis, who is the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is an independent director for compensation committee purposes as that term is defined in the applicable rules of the NYSE, is a “non-employee director” within the meaning of Rule 16b-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee, or nominating committee, will oversee and assist our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. The nominating committee will be responsible for, among other things:

•

evaluating and making recommendations regarding the organization and governance of our board of directors and its committees and changes to our certificate of incorporation and bylaws and stockholder communications;

•	reviewing succession planning for our chief executive officer and other executive officers and evaluating potential successors;

•	assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and size of our board of directors and its committees;

•	recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related party transactions reviewed by the audit committee.

The nominating committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Our nominating committee will be comprised of David Weiden and Douglas Leone, who will be the chairperson of the committee. Each of the nominating committee members will be an independent director for nominating committee purposes as that term is defined in the applicable rules of             .

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at

www.ringcentral.com. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have paid cash compensation or granted stock options to certain non-employee directors for their service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

The following table shows, for the fiscal year ended December 31, 2012, certain information with respect to the compensation of all of our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Mohan Gyani	-	-	28,055	(2)	-	-	28,055
Neil Williams	-	-	81,156		-	-	81,156
Joseph Kennedy(3)	-	-	107,964		-	-	107,964

(1)	Amounts listed in this column represent the fair value of the awards computed in accordance with FASB ASC Topic 718 as of the grant date multiplied by the number of shares. See note 7 to the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value.
(2)	Mr. Gyani resigned from our board of directors in August 2012. He received this option in connection with his services as an advisor subsequent to his resignation from our board of directors.
(3)	Mr. Kennedy resigned as a member of our board of directors in August 2013.

In September 2013, our board of directors, after reviewing data provided by our independent compensation consulting firm, Compensia, regarding practices at comparable companies, adopted a compensation program for non-employee directors to attract, retain and reward its qualified directors and align the financial interests of the non-employee directors with those of our stockholders. Pursuant to this compensation program, each member of our board of directors who is not our employee will receive the following cash and equity compensation for board services. We also will continue to reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings as well as continuing director education.

Cash Compensation

Non-employee directors are entitled to receive the following cash compensation for their services:

•	$25,000 per year for service as a board member;

•	$20,000 per year for service as chair of the audit committee;

•	$10,000 per year for service as chair of the compensation committee;

•	$5,000 per year for service as chair of the nominating and governance committee;

•	$8,000 per year for service as member of the audit committee;

•	$4,000 per year for service as member of the compensation committee;

•	$2,000 per year for service as member of the nominating and governance committee.

All cash payments to non-employee directors are paid quarterly in arrears.

Equity Compensation

On the date of each annual meeting of stockholders beginning with the first annual meeting following this offering, each non-employee director will be granted an award of options or restricted stock units having an award value of $175,000 (as determined based on the fair value of the award on the date of grant), which award will vest in twelve equal monthly installments beginning on the first monthly anniversary after the grant date, but will vest fully on the date of the next annual meeting held after the date of grant if not fully vested on such date, in each case, subject to the non-employee director continuing to be a service provider through each vesting date. In the event of a change in control, 100% of the non-employee director’s outstanding and unvested equity awards will immediately vest and, if applicable, become exercisable. In no event will the award granted under the policy be greater than the non-employee director limits set forth in our 2013 Plan. In addition, our board of directors approved, effective on the effective date of this registration statement, a grant of stock options to each non-employee director with an award value of $87,500, which award will vest in six equal monthly installments beginning on the first monthly anniversary after the grant date, but which will vest fully on the date of the first annual meeting following this offering if not fully vested on such date, subject, in either case, to the non-employee director continuing to provide services to us through any vesting date.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer and the two other most highly compensated individuals who served as our executive officers during the year ending December 31, 2012, or fiscal 2012. These individuals are listed in the “2012 Summary Compensation Table” below and are referred to as the named executive officers in this prospectus.

Our named executive officers for fiscal 2012 were:

•	Vladimir Shmunis, Chief Executive Officer;

•	Kira Makagon, Executive Vice President, Innovation; and

•	Robert Lawson, Chief Financial Officer until August 2013* and currently Senior Vice President and Treasurer.

*	Clyde Hosein became Executive Vice President and Chief Financial Officer effective August 2013.

2012 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during fiscal 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)(2)		Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Vladimir Shmunis	2012	325,000	20,313	(7)	3,166,531	(4)	126,140	-	3,637,984
Chief Executive Officer

Kira Makagon(5)	2012	104,167	8,250	(8)	2,070,073		44,375	-	2,226,865
Executive Vice President, Innovation

Robert Lawson(6)	2012	217,708	12,500	(7)	1,505,905		64,713	-	1,800,826
Former Chief Financial Officer and current Senior Vice President and Treasurer

(1)	The dollar amounts in this column represent the compensation cost for fiscal 2012 of stock option awards granted in fiscal 2012. These amounts have been calculated in accordance with FASB Statement No. 123 (revised) ASC Topic 718, “Share-Based Payment,” or SFAS 123R, using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see the notes to our financial statements included elsewhere in this prospectus.
(2)	Unless otherwise noted in the footnotes, the shares underlying these options vest over four years as follows: 25% of the shares vest one year following the vesting commencement date, with the remaining 75% of the shares vesting in equal monthly installments over the next three years.
(3)	Amounts in this column represent amounts earned pursuant to our Bonus Plan and bonuses approved by our board of directors for fiscal 2012. Amounts earned were paid quarterly, with such payments being made for the fiscal year 2012 in the quarter following the quarter in which the amount was earned.
(4)	These shares underlying this option vest over three years as follows: 2.78% of the shares vest on the last day of each month commencing on January 31, 2013.
(5)	Ms. Makagon joined us in August 2012.
(6)	Mr. Lawson joined us in February 2012. In August 2013, Mr. Lawson resigned as our Chief Financial Officer and became our Senior Vice President and Treasurer.
(7)	Based on our performance in the second quarter of 2012, the board approved a discretionary bonus for Vladimir Shmunis of $20,313 and a discretionary bonus for Robert Lawson of $12,500.
(8)	The board approved a discretionary bonus of $8,250 for Kira Makagon for her services since joining our company, bringing her entire third quarter payments to an amount that would have been paid had she been employed by us during the entire quarter.

Compensation of Directors and Executive Officers

We are committed to providing appropriate cash and equity incentives to our management, our other key employees and our directors and intend to compensate our executive officers and directors in a manner consistent with a group of public companies that our compensation committee determines is appropriate for compensation-setting purposes. Our compensation committee, in consultation with an independent compensation advisor, will review the compensation arrangements, including salary, bonus and equity compensation, of our executive officers and directors from time to time, and make adjustments, as it believes appropriate. In this regard, as we transition from a privately-held to publicly-traded company, the compensation committee may modify the compensation of our executive officers and directors for the 2014 fiscal year in a manner that is generally consistent with the compensation of executive officers and directors of a group of public companies that our compensation committee determines is appropriate for compensation-setting purposes. We do not believe that any such compensation adjustments will, in the aggregate, have a material effect on our financial position.

Non-Equity Incentive Plan Compensation

In May 2012, our board of directors, in consultation with our CEO and management team, approved a Bonus Plan for making cash performance incentive awards to our executive officers, including our named executive officers. The materials terms of the Bonus Plan are described in the “Employee Benefit and Equity Incentive Plans” section below.

For each of the first two quarters of fiscal 2012, the bonus pool under the Bonus Plan would fund based on our achievement against quarterly target levels of the following performance objectives (weighted 50% each): (i) revenues, and (ii) free cash flow. In September 2012, our board of directors amended the Bonus Plan with respect to the last two quarters of fiscal 2012, such that the bonus pool under the Bonus Plan would fund for each of these quarters based on our achievement against quarterly target levels of the following performance objectives (weighted 50% each): (i) revenues, and (ii) operating income (loss). The target levels for the last two quarters of fiscal 2012 were to be based on the amended operating plan for fiscal 2012 that our board of directors approved in August 2012.

For the bonus pool under the Bonus Plan to fund for a given quarter, we had to achieve at least 90% of the quarterly revenue target and (i) for quarters one and two, no more than 111.1% of the negative cash flow quarterly target or (ii) for quarters three and four, no more than 125% of the negative operating income (operating loss) target. The bonus pool would fund at up to 120% of target levels for achievement of 120% of target revenues and (i) for quarters one and two, 83.3% of target negative cash flow or (ii) for quarters three and four, 83.3% of target operating loss. If the achievement percentage of any of the performance objectives exceeded these levels, our board of directors reserved the discretion to adjust the bonus pool upwards.

Following the end of each quarter, our board of directors reviewed our financial performance against the approved performance objectives under the Bonus Plan and approved cash payments for each of our named executive officers that were equal to the following percentages of his or her quarterly target incentive compensation amounts: 100% (first quarter), 0% (second quarter), 100% (third quarter) and 110.5% (fourth quarter).

The total cash incentive payments paid to our named executive officers for fiscal 2012 are described in the “Non-Equity Incentive Compensation” column of the 2012 Summary Compensation Table.

Perquisites

Our named executive officers are eligible to participate in the same group insurance and employee benefit plans generally available to our other salaried employees in the U.S. These benefits include medical, dental, vision, and disability benefits and other plans and programs made available to other eligible employees. At this time, we do not provide special plans or programs for our named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning equity awards held by our named executive officers at the end of fiscal 2012.

	Option Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)				Option Exercise Price ($)	Option Expiration Date
Name		Exercisable		Unexercisable
Vladimir Shmunis	1/19/2010	500,000		500,000	(1)	$1.10	1/19/2020
	9/26/2012	890,000	(2)	0		$6.78	9/26/2022

Kira Makagon	8/2/2012	575,212	(3)	0		$6.78	8/2/2022

Robert Lawson	3/2/2012	575,212	(4)	0		$2.73	3/2/2022

(1)

The shares underlying this option vest, subject to Mr. Shmunis’ continued role as a service provider to us, as to 1/4th of the total shares each year, beginning on the one-year anniversary of January 1, 2010.

(2)

The shares underlying this option vest, subject to Mr. Shmunis’ continued role as a service provider to us, as to 1/36th of the total shares on January 31, 2013 and an additional 1/36th of the total shares on the last day of each month thereafter. All of the shares underlying this option were unvested as of December 31, 2012.

(3)

The shares underlying this option vest, subject to Ms. Makagon’s continued role as a service provider to us, as to 1/4th of the total shares on the one-year anniversary of August 1, 2012, with 1/48th of the total shares vesting monthly thereafter. All of the shares underlying this option were unvested as of December 31, 2012.

(4)

The shares underlying this option vest, subject to Mr. Lawson’s continued role as a service provider to us, as to 1/4th of the total shares on the one-year anniversary of February 17, 2012, with 1/48th of the total shares vesting monthly thereafter. All of the shares underlying this option were unvested as of December 31, 2012.

Executive Employment Arrangements

Vladimir Shmunis

We entered into an employment letter with Vladimir G. Shmunis, our Chief Executive Officer, dated September 13, 2013. Mr. Shmunis’ current base salary is $426,000, and he is eligible to earn an annual incentive bonus of up to 75% of his base salary for the current fiscal year. The employment letter with Mr. Shmunis provides for a three-year employment term, and may be extended by mutual agreement at the end of the term, but either we or Mr. Shmunis may terminate the employment relationship with us at any time.

In addition, Mr. Shmunis is entitled under his employment letter to the following severance and change of control benefits upon certain qualifying terminations.

If prior to the period beginning three months prior to and ending 12 months after a change of control (such period, the “Change of Control Period”), Mr. Shmunis’ employment is terminated without “cause” (excluding by reason of death or “disability”) or he resigns for “good reason” (as such terms are defined in his change of control and severance agreement), he will be eligible to receive the following benefits if he timely signs and does not revoke a release of claims:

•	continued payment of base salary for a period of 12 months; and

•

payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law.

If, within the Change of Control Period, his employment is terminated without cause (excluding by reason of death or “disability”) or he resigns for good reason, he will be entitled to the following benefits if he timely signs a release of claims:

•	a lump sum payment equal to (x) 18 months of his annual base salary, plus (y) 1.5x the greater of his target annual bonus for the year of the change of control or the year of his termination;

•

payment by us for up to 18 months of COBRA premiums to continue health insurance coverage for him and his eligible dependents, or taxable monthly payments for the equivalent period in the event payment for COBRA premiums would violate applicable law; and

•	100% accelerated vesting of all outstanding equity awards.

In the event any of the amounts provided for under this letter or otherwise payable to Mr. Shmunis would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, Mr. Shmunis would be entitled to receive either full payment of benefits under this letter or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Mr. Shmunis. The letter does not require us to provide any tax gross-up payments.

Clyde Hosein

We entered into an executive employment offer letter with Clyde Hosein, our Executive Vice President and Chief Financial Officer, dated August 7, 2013. The executive employment offer letter has no specific term and provides for at-will employment. Mr. Hosein’s current base salary is $320,000, and he is eligible to earn an annual incentive bonus of up to 75% of his base salary.

On August 22, 2013, Mr. Hosein was granted an option to purchase 25,000 shares of our Class B common stock, all of which shares were vested as of the date of the grant. Mr. Hosein was also granted an option to purchase 768,000 shares of our Class B common stock, which vests over four years, with 25% vesting on the one-year anniversary of the vesting commencement date, and the remaining shares subject to the option vesting in equal monthly installments thereafter, subject to his continuous service with us through each vesting date. Both options were granted to Mr. Hosein with an exercise price equal to $12.86 per share.

In addition, under the terms of his offer letter and option agreement, in the event that we terminate Mr. Hosein within 60 days prior to a “change in control” (as such term is defined in his offer letter or option agreement) or he is not hired by the surviving or successor entity or within 12 months after the change in control, Mr. Hosein is terminated by the successor or surviving entity without “cause,” death or disability, or he resigns for “good reason” (as such terms are defined in his offer letter and option agreement), and subject to his signing and not revoking a release of claims against us, then 50% of the then unvested shares subject to his options and other equity awards will immediately vest in full on the termination date and be exercisable for 90 days after his termination date.

In the event we terminate Mr. Hosein’s employment without “cause” or he voluntarily terminates for “good reason” (as such terms are defined in his offer letter), he is eligible to receive (i) severance equal to three months of his base salary (or 12 months of his base salary if such termination occurs after our initial public offering), payable in equal semi-monthly installments and (ii) payment by us for up to three months of COBRA premiums (nine months of premiums if such termination occurs after an initial public offering by us) to continue health insurance coverage for him and his eligible dependents, subject to his signing our standard separation and release agreement.

Kira Makagon

We entered into an executive employment offer letter with Kira Makagon, our Executive Vice President, Innovation, dated August 1, 2012. The executive employment offer letter has no specific term and provides for at-will employment. Ms. Makagon’s current base salary is $270,000, and she is eligible to earn an annual incentive bonus of up to 50% of her base salary.

On August 2, 2012, Ms. Makagon was granted an option to purchase 575,212 shares of our common stock at an exercise price equal to $6.78 per share, which vests over four years with 25% vesting on the one-year anniversary of the vesting commencement date, and the remaining shares subject to the option vesting in equal monthly installments thereafter, subject to her continuous service with us through each vesting date. This option was exercisable in full as of the date of grant.

In addition, under the terms of her offer letter and option agreement, in the event that we terminate Ms. Makagon within 60 days prior to a “change in control” (as such term is defined in her offer letter and option agreement) or she is not hired by the surviving or successor entity or within 12 months after the change in control, Ms. Makagon is terminated by the successor or surviving entity without “cause,” death or disability, or she resigns for “good reason” (as such terms are defined in her offer letter and option agreement), and subject to her signing and not revoking a release of claims against us, then 50% of the then unvested shares subject to the option will immediately vest in full on the termination date and be exercisable for 90 days after her termination date.

In the event we terminate Ms. Makagon’s employment without cause, she is eligible to receive severance equal to three months of her base salary payable in three equal monthly installments, subject to her signing our standard separation and release agreement.

Robert Lawson

We entered into an executive employment offer letter with Robert Lawson, formerly our Chief Financial Officer, and currently our Senior Vice President and Treasurer, dated January 12, 2012 and which was amended on August 15, 2013. The executive employment offer letter has no specific term and provides for at-will employment. Mr. Lawson’s current base salary is $270,000, and he is eligible to earn an annual incentive bonus of up to 50% of his base salary.

On March 2, 2012, Mr. Lawson was granted an option to purchase 575,212 shares of our common stock at an exercise price equal to $2.73 per share, which vests over four years with 25% vesting on the one-year anniversary of the vesting commencement date, and the remaining shares subject to the option vesting in equal monthly installments thereafter, subject to his continuous service with us through each vesting date. This option was exercisable in full as of the date of grant.

Under the terms of his offer letter and option agreement, in the event that we terminate Mr. Lawson within 60 days prior to a “change in control” (as defined in his option agreement) or he is not hired by the surviving or successor entity or within 12 months after the change in control, Mr. Lawson is terminated by the successor or surviving entity without “cause,” or by him for “good reason” (as such terms are defined in his offer letter and option agreement), then 50% of the then unvested shares subject to the option will immediately vest in full on the termination date and be exercisable for 90 days after his termination date.

In the event we terminate Mr. Lawson’s employment without cause, he is eligible to receive severance equal to six months of his base salary payable in six equal monthly installments, subject to him signing our standard separation and release agreement.

Employee Benefit and Equity Incentive Plans

2013 Equity Incentive Plan

Our board of directors adopted the 2013 Equity Incentive Plan, or the 2013 Plan, and we expect our stockholders will approve it prior to completion of this offering. Subject to stockholder approval, the 2013 Plan will be effective one business day prior to the effective date of the registration statement of which this prospectus forms a part, but it is not expected to be utilized until after the completion of this offering. Our 2013 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of 6,200,000 shares of our Class A common stock has been reserved for issuance pursuant to the 2013 Plan. In addition, the shares to be reserved for issuance under our 2013 Plan will also include those shares returned to our 2010 Plan, as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2013 Plan is 7,800,000 shares). Any such shares returned to our 2010 Plan that had originally covered awards under our 2010 Plan as shares of Class B common stock will, under our 2013 Plan, become issuable instead as Class A common stock on a one-for-one basis. The number of shares available for issuance under the 2013 Plan will also include an annual increase on the first day of each fiscal year beginning in 2014, equal to the least of:

6,200,000 shares of Class A common stock;

5.0% of the outstanding shares of all classes of common stock as of the last day of our immediately preceding fiscal year; or

such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2013 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2013 Plan and all remaining shares will remain available for future grant or sale under the 2013 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2013 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2013 Plan.

Plan Administration.    Our board of directors or one or more committees appointed by our board of directors will administer the 2013 Plan. We anticipate that the compensation committee of our board of directors will administer our 2013 Plan. In the case of awards intended to qualify as ‘‘performance-based compensation’’ within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more ‘‘outside directors’’ within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2013 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2013 Plan, the administrator will have the power to administer the 2013 Plan, including but not limited to, the power to interpret the terms of the 2013 Plan and awards granted under it, to create, amend and revoke rules relating to the 2013 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator will also have the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type or cash.

Stock Options.    Stock options may be granted under the 2013 Plan. The exercise price of options granted under our 2013 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator will determine the other terms of options.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2013 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    Restricted stock units may be granted under our 2013 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2013 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Non-Employee Directors.    Our 2013 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2013 Plan. In connection with this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under the 2013 Plan. Our 2013 Plan will provide that in any given year, a non-employee director will not receive (i) cash-settled awards having a grant date fair value greater than $500,000, increased to $1,000,000 in connection with her or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $500,000, increased to $1,000,000 in connection with her or her initial service, in each case, as determined under generally accepted accounting procedures.

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2013 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2013 Plan will provide that in the event of a merger or change in control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment, Termination.    The administrator will have the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the existing rights of any participant. Our 2013 Plan will automatically terminate in 2023, unless we terminate it sooner.

2010 Equity Incentive Plan

Our 2010 Plan was adopted by our board of directors and approved by our stockholders in September 2010. Following the completion of this offering, no additional awards will be granted under the 2010 Plan. However, the 2010 Plan will continue to govern the terms and conditions of the outstanding stock options previously granted under the 2010 Plan.

As of June 30, 2013, under the 2010 Plan, options to purchase 476,527 shares of our Class B common stock had been exercised, options to purchase 6,005,875 shares of our Class B common stock remained outstanding and 621,278 shares of our Class B common stock remained available for future grant. The options outstanding as of June 30, 2013 had a weighted-average exercise price of $6.22 per share.

Our board of directors currently administers the 2010 Plan. The administrator is authorized to interpret the provisions of the 2010 Plan and individual award agreements, and generally take any other actions that are contemplated by the 2010 Plan or necessary or appropriate in the administration of the 2010 Plan and individual award agreements. All decisions of the administrator are final and binding on all persons. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, shares or other property acceptable to the administrator. Subject to the provisions of the 2010 Plan, the administrator determines the remaining terms of the options.

The maximum permitted term of options granted under the 2010 Plan is 10 years. However, the maximum permitted term of options granted to 10% stockholders under of 2010 Plan is five years. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, the option will generally remain exercisable for 30 days following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Unless the administrator provides otherwise, our 2010 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise an option during his or her lifetime.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the administrator will make proportionate adjustments to the exercise price or the number or type of shares covered by each option. The administrator may also provide for cash payments, or for the exchange of outstanding options granted under the 2010 Plan for other awards in such circumstances, such as by conversion, assumption, or substitution of an option for another company’s options on a ratio corresponding to the terms of a merger or other reorganization.

Our 2010 Plan provides that in the event of a merger or change in control, as defined under the 2010 Plan, each outstanding option will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding option, then such option will fully vest, all restrictions on such option will lapse, all performance goals or other vesting criteria applicable to such option will be deemed achieved at 100% of target levels and such option will become fully exercisable, if applicable, for a specified period prior to the transaction. The option will then terminate upon the expiration of the specified period of time.

Our board of directors has the authority to amend the 2010 Plan, provided such action does not impair the existing rights of any participant.

2003 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2003 Plan in January 2003. In connection with the adoption of our 2010 Plan, our 2003 Plan was terminated in September 2010. Following the termination of our 2003 Plan, we did not grant any additional awards under the 2003 Plan, but the 2003 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Our board of directors administers the 2003 Plan. Currently, our board of directors administers the 2003 Plan and has all power of the plan administrator in accordance with the 2003 Plan. Subject to the provisions of our 2003 Plan, the administrator has the power to construe and interpret the 2003 Plan, any award agreement, and any other document executed pursuant to the 2003 Plan. The administrator may make all other determinations necessary or advisable for the administration of the 2003 Plan.

As of June 30, 2013, under the 2003 Plan, options to purchase 3,330,077 shares of our Class B common stock had been exercised, and options to purchase 3,737,232 shares of our Class B common stock remained outstanding. The options outstanding as of June 30, 2013 had a weighted-average exercise price of $0.95 per share.

The maximum permitted term of options granted under the 2003 Plan is 10 years. However, the maximum permitted term of options granted to 10% stockholders under of 2003 Plan is five years. The administrator determines the methods of payment of the exercise price of an option, which could include cash, check, cancellation of indebtedness, surrender of other shares, waiver of compensation due or accrued for services rendered, tender of property, “same day sale” commitment, “margin” commitment, or any combination of the foregoing. After the termination of service of an employee, director, consultant, or advisor, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Our 2003 Plan generally does not allow for the transfer or assignment of options, and only the recipient of an option may exercise such option during his or her lifetime.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2003 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2003 Plan and/or the number, class and price of shares covered by each outstanding option.

Our 2003 Plan provides that in the event of a merger or certain other corporate transactions described in the 2003 Plan, each outstanding opinion will be assumed or substituted for an equivalent option. In the event that options are not assumed or substituted for, then the options will expire on such transaction at such time and on such conditions as our board of directors will determine.

Employee Stock Purchase Plan

Our board of directors adopted the 2013 Employee Stock Purchase Plan, or the ESPP, and we expect our stockholders will approve it prior to the completion of this offering. Subject to stockholder approval, the ESPP will become effective after the completion of this offering.

Authorized Shares.    A total of 1,250,000 shares of our Class A Common Stock has been reserved made available for sale pursuant to the ESPP. In addition, our ESPP will provide for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal 2014, equal to the lesser of:

1,250,000 shares of Class A common stock;

1% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year; or

such other amount as our board of directors may determine.

Plan Administration.     Our compensation committee will administer the ESPP. The administrator will have authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determining eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the Plan, including creating sub-plans.

Eligibility.    Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, initially only employees employed with us or any participating subsidiary in the U.S. will be eligible to participate in the ESPP. Notwithstanding the foregoing, an employee may not be granted an option to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which the option is outstanding.

Offering Periods.    Our ESPP is intended to qualify under Section 423 of the Code, and will provide for six-month offering periods. The offering periods will generally start on the first trading day on or after May 11 and November 11 of each year and end on the first trading day on or after November 10 and May 10, respectively, except that the first offering period will commence on the first trading day following the effective date of the registration statement of which this prospectus forms a part and will end on May 10, 2014. The administrator may, in its discretion, modify the terms of future offering periods.

Payroll Deductions.    Our ESPP will permit participants to purchase Class A Common Stock through payroll deductions of up to 15% of their eligible compensation, which will include a participant’s base straight time gross earnings, commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 3,000 shares during an offering period.

Exercise of Option.    Amounts deducted and accumulated by the participant will be used to purchase shares of our Class A Common Stock at the end of each six-month offering period. The purchase price of the shares will be 90% of the lower of the fair market value of our Class A Common Stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A Common Stock. Participation will end automatically upon termination of employment with us.

Non-Transferability.    A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or Change in Control.    In the event of our merger or change in control, as will be defined under the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment, Termination.    Our ESPP will automatically terminate in 2033, unless we terminate it sooner. The administrator will have the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP.

Bonus Plan

Our Bonus Plan was adopted by our board of directors in May 2012. The Bonus Plan allows our board of directors or its committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our board of directors or its compensation committee.

Under the Bonus Plan, our board of directors, or its committee, determines the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead and other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenues, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures. The performance goals may be on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our board of directors, or its committee, may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of our board of directors or its committee. Our board of directors, or its committee, may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the last day of the performance period. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our board of directors has the authority to amend, alter, suspend or terminate the Bonus Plan, provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the

401(k) plan following the date they meet the plan’s eligibility requirements, and participants are able to defer a percentage of their eligible compensation subject to applicable annual Code and plan limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have not made any such contributions to date. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitation of Officer and Director Liability and Indemnification Arrangements

Our certificate of incorporation and bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we plan to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000 in any one fiscal year; and

•

any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Series C Preferred Stock Financing

In October 2010, we sold an aggregate of 3,030,871 shares of our Series C preferred stock at a purchase price per share of $3.29938, for an aggregate purchase price of $9,999,995.21. The following table summarizes purchases of our Series C preferred stock by members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C Preferred Stock (#)	Total Purchase Price ($)
Entities Affiliated with Sequoia Capital(1).	303,087	999,999.20

(1)	Affiliates of Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Sequoia Capital XII, L.P., Sequoia Capital XII Principals Fund, LLC and Sequoia Technology Partners XII, L.P. Mr. Leone, a member of our board of directors, is a managing member of Sequoia Capital.

Series D Preferred Stock Financing

In August and September 2011, we sold an aggregate of 1,736,598 shares of our Series D preferred stock at a purchase price per share of $6.02551, for an aggregate purchase price of $10,463,888.61. The following table summarizes purchases of shares of our Series D preferred stock by members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Preferred Stock (#)	Total Purchase Price ($)
Scale Venture Partners III, L.P.(1)	1,659,610	9,999,996.65

(1)	Mr. Theis, a member of our board of directors, is a Managing Director of Scale Venture Partners, an affiliate of Scale Venture Partners III, L.P.

Series E Preferred Stock Financing

In November 2012, we sold an aggregate of 3,096,837 shares of our Series E preferred stock at a purchase price per share of $9.687299, for an aggregate purchase price of $29,999,985.98. The following table summarizes purchases of shares of our Series E preferred stock by members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Preferred Stock (#)	Total Purchase Price ($)
Turl Investments, Ltd.(1)	1,548,419	14,999,997.83

(1)	Dr. Yerramilli-Rao, a member of our board of directors, is affiliated with Turl Investments, Ltd.

Investor Rights Agreement

We are party to an investor rights agreement which provides, among other things, that holders of our preferred stock, including stockholders affiliated with some of our directors, have the right to request that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to a voting agreement which provides, among other things, that certain holders of more than 5% of our common stock have the right to designate certain members of our board of directors. Under our currently effective certificate of incorporation, the holders of preferred stock have the right to designate three members of our board of directors. Under the voting agreement, each of Khosla Ventures and Sequoia Capital (and their respective affiliates) have the right to designate one such preferred-designated director, which seats are currently occupied by David Weiden and Douglas Leone, respectively. The third preferred-designated seat is designated by preferred stockholders representing a majority of the outstanding shares of preferred stock, which seat is currently occupied by Bobby Yerramilli-Rao.

Under our currently effective certificate of incorporation, the holders of common stock have the right to designate four members of our board of directors. Vladimir Shmunis, our Chief Executive Officer, is affiliated with entities that collectively hold a substantial portion of our outstanding shares of common stock. These entities affiliated with Mr. Shmunis, together with several of our other major holders of common stock, are parties to the voting agreement. As a result of the voting agreement and the holdings of common stock of the Shmunis-affiliated entities, Mr. Shmunis has the ability to appoint all such common-designated directors. Robert Theis, Neil Williams and Mr. Shmunis currently occupy three of these four seats. The fourth seat is currently vacant.

This voting agreement will terminate upon the closing of this offering. Each of these directors will continue to serve as a member of our board of directors after this offering.

Business Arrangement with the Law Offices of Daniel Leer

In April 2010, we entered into a business arrangement with the Law Offices of Daniel Leer for the provision of various legal services by Anna Kogan, Mr. Shmunis’ sister. Ms. Kogan served as “of counsel” to the Law Offices of Daniel Leer. Pursuant to our prior arrangement, we paid the Law Offices of Daniel Leer a consulting fee in the amount of $12,000 per month, which Ms. Kogan received. This arrangement was terminated effective as of December 31, 2011.

Policies and Procedures for Related Party Transactions

We plan to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of August 31, 2013 and as adjusted to reflect the shares of Class A common stock to be issued and sold in the offering assuming no exercise of the underwriters’ option to purchase additional shares from us and the sale of 80,000 shares of our Class A common stock by the selling stockholders, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	all selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Number of Shares Being Offered.”

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants held by the respective person or group which may be exercised or converted within 60 days after August 31, 2013. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after August 31, 2013 are included for that person or group but not the stock options or warrants of any other person or group. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to this offering is based on no shares of our Class A common stock and 53,679,238 shares of Class B common stock outstanding at August 31, 2013, assuming the automatic conversion of all outstanding shares of our preferred stock on a one-for-one basis into 30,368,527 shares of Class B common stock. For purposes of the table below, we have assumed that 7,500,000 shares of Class A common stock and 53,599,238 shares of Class B common stock will be outstanding upon completion of this offering.

Unless otherwise noted below, the address of each person listed on the table is c/o RingCentral, Inc., 1400 Fashion Island Blvd., 7th Floor, San Mateo, California 94404.

	Shares Beneficially Owned Prior to the Offering +					Number of Shares Being Offered	Shares Beneficially Owned After the Offering +
	Class A		Class B		% of Total Voting Power †		Class A		Class B		% of Total Voting Power †

	Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders:
Entities affiliated with Sequoia Capital(1)	-	*	9,191,963	17.1	17.1	-	-	*	9,191,963	17.1	16.9
Entities affiliated with Vladimir Shmunis(2)	-	*	10,817,342	19.6	19.6	-	-	*	10,817,342	19.6	19.3
Entities affiliated with Khosla Ventures(3)	-	*	8,961,322	16.7	16.7	-	-	*	8,961,322	16.7	16.5
Vlad Vendrow(4)	-	*	4,911,860	9.1	9.1	-	-	*	4,911,860	9.1	9.0
Entities affiliated with DAG Ventures(5)	-	*	4,116,401	7.7	7.7	-	-	*	4,116,401	7.7	7.6
Named Executive Officers and Directors:
Vladimir Shmunis(2)	-	*	10,817,342	19.6	19.6	-	-	*	10,817,342	19.6	19.3
Clyde Hosein(6)	-	*	793,000	1.5	1.5	-	-	*	793,000	1.5	1.4
Kira Makagon(7)	-	*	595,212	1.1	1.1	-	-	*	595,212	1.1	1.1
Robert Lawson(8)	-	*	575,212	1.1	1.1	-	-	*	575,212	1.1	1.0
Douglas M. Leone(9)	-	*	9,191,963	17.1	17.1	-	-	*	9,191,963	17.1	16.9
Robert Theis(10)	-	*	1,659,610	3.1	3.1	-	-	*	1,659,610	3.1	3.1
David Weiden(11)	-	*	8,851,669	16.5	16.5	-	-	*	8,851,669	16.5	16.3
Neil Williams(12)	-	*	11,875	*	*	-	-	*	11,875	*	*
Bobby Yerramilli-Rao	-	*	-	*	*	-	-	*	-	*	*
All executive officers and directors as a group (12 persons)(13)			34,947,006	59.6	59.6				34,947,006	59.7	59.0
Selling Stockholders:
David Slonimsky(14)	-	*	1,436,501	2.7	2.7	50,000	-	*	1,386,501	2.6	2.5
All Other Selling Stockholders as a group (1 person)(15)	-	*	103,228	*	*	30,000	-	*	73,228	*	*

(+)	Certain options to purchase shares of our capital stock included in this table are early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.
(†)	Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock will be entitled to one vote per share and each share of Class B common stock will be entitled to 10 votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A and Class B Common Stock—Voting Rights.”
(*)	Represents beneficial ownership of less than 1%.
(1)	Consists of (i) 8,032,857 shares held of record by Sequoia Capital XII, L.P.; (ii) 858,529 shares held of record by Sequoia Capital XII Principals Fund, LLC; and (iii) 300,577 shares held of record by Sequoia Technology Partners XII, L.P. SC XII Management, LLC is the general partner of each of Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P. and is the managing member of Sequoia Capital XII Principals Fund, LLC (collectively referred to as the “Sequoia Capital Entities”). The managing members of SC XII Management, LLC are Michael Goguen, Douglas Leone, Michael Moritz, James Goetz and Roelof Botha. As a result, and by virtue of the relationships described in this footnote, each of the managing members of SC XII Management, LLC may be deemed to share beneficial ownership of the shares held by the Sequoia Capital Entities. Such individuals expressly disclaim any such beneficial ownership. The address for each of the entities identified in this footnote is 3000 Sand Hill Road, Suite 4-250, Menlo Park, CA 94025.
(2)	Consists of (i) 8,357,342 shares held of record by ELCA Fund I, L.P.; (ii) 410,000 shares held of record by ELCA Fund II, L.P.; (iii) 410,000 shares held of record by ELCA Fund III, L.P.; (iv) 750,000 shares issuable pursuant to a stock option exercisable within 60 days of August 31, 2013, all of which are vested and (v) 890,000 shares issuable pursuant to a stock option exercisable within 60 days of August 31, 2013, of which 222,499 shares are vested. Each of the ELCA funds may be deemed to be indirectly controlled jointly by Vladimir Shmunis, our CEO and Chairman of the board of directors, and Sandra Shmunis, Mr. Shmunis’ wife. As a result, and by virtue of the relationships described in this footnote, Mr. and Mrs. Shmunis may be deemed to share voting and dispositive power with respect to the shares held by the ELCA funds. The address for these entities is c/o RingCentral, Inc., 1400 Fashion Island Boulevard, 7th Floor, San Mateo, CA 94404.

(3)	Consists of (i) 8,456,181 shares held of record by Khosla Ventures II, L.P.; (ii) 109,653 shares held of record by VK Services, LLC; and (iii) 395,488 shares held by certain current and former employees of Khosla Ventures over which Khosla Ventures Associates II, LLC holds voting and investment control (collectively referred to as the “Khosla Affiliated Entities”). Khosla Ventures Associates II, LLC is the general partner of Khosla Ventures II, L.P., VK Services, LLC is the sole manager of Khosla Ventures Associates II, LLC and Vinod Khosla is the managing member of VK Services, LLC. The members, or affiliates of members, of Khosla Ventures Associates II, LLC who directly hold shares of capital stock of the Registrant have granted Khosla Ventures Associates II, LLC voting and investment power with respect to such shares. Mr. Khosla, VK Services, LLC and Khosla Ventures Associates II, LLC may be deemed to have indirect beneficial ownership of the shares held by Khosla Ventures II, L.P. and the shares held by members or affiliates of members of Khosla Ventures Associates II, LLC. Mr. Khosla, VK Services, LLC and Khosla Ventures Associates II, LLC disclaim beneficial ownership of the shares held by Khosla Ventures II, L.P. and the shares held by members, or affiliates of members, of Khosla Ventures Associates II, LLC, except to the extent to which they each hold voting and dispositive power with respect to such shares. The address for Khosla Ventures II, L.P. is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025.
(4)	Consists of (i) 4,296,673 shares held of record by Mr. Vendrow; (ii) 183,000 shares held of record by his children; and (iii) 432,187 shares issuable pursuant to stock options exercisable within 60 days of August 31, 2013, 360,311 of which are vested. Mr. Vendrow may be deemed to hold voting and dispositive power with respect to the shares held by him and by his children.
(5)	Consists of (i) 2,349,436 shares held of record by DAG Ventures III-QP, L.P.; (ii) 1,543,651 shares held of record by DAG Ventures I-N, LLC; (iii) 220,999 shares held of record by DAG Ventures III, L.P.; and (iv) 2,315 shares held of record by DAG Ventures GP Fund III, LLC. The address for these entities is 251 Lytton Avenue, Suite 200, Palo Alto, CA 94301.
(6)	Consists of 793,000 shares issuable pursuant to a stock option exercisable within 60 days of August 31, 2013, of which 25,000 shares are vested.
(7)	Consists of (i) 20,000 shares held of record by Ms. Makagon and (ii) 575,212 shares issuable pursuant to a stock option exercisable within 60 days of August 31, 2013, of which 167,770 shares are vested.
(8)	Consists of 575,212 shares issuable pursuant to a stock option exercisable within 60 days of August 31, 2013, of which 239,691 shares are vested.
(9)	Consists of the shares listed in footnote (1) above which are held by the Sequoia Capital Entities. Mr. Leone, one of our directors, is a managing member of SC XII Management, LLC and therefore may be deemed to share beneficial ownership of the shares held by the Sequoia Capital Entities. Mr. Leone expressly disclaims any such beneficial ownership.
(10)	Consists of 1,659,610 shares held by Scale Venture Partners III, LP, or Scale. Mr. Theis, one of our directors, is one of the managing members of Scale Venture Management III, LLC, the ultimate general partner of Scale. Robert Theis, Stacey Bishop, Kate Mitchell and Rory O’Driscoll are the managing members of Scale Venture Management III, LLC and share voting and investment authority over such shares, and may be deemed to share beneficial ownership of the shares held by Scale. Such individuals expressly disclaim any such beneficial ownership. The address for these entities is 950 Tower Lane, Suite 700, Foster City, CA 94404.
(11)	Consists of (i) 8,456,181 shares held of record by Khosla Ventures II, L.P. and (ii) 395,488 shares held by certain current and former employees of Khosla Ventures over which Khosla Ventures Associates II, LLC holds voting and investment control, including 97,955 shares held by Mr. Weiden. Mr. Weiden, one of our directors, is a member of Khosla Ventures Associates II, LLC and may be deemed to share voting and dispositive power over the shares held by Khosla Ventures II, L.P. and the shares over which Khosla Ventures Associates II, LLC holds voting and investment control. Mr. Weiden expressly disclaims any such beneficial ownership.
(12)	Consists of 11,875 shares issuable pursuant to a stock option exercisable within 60 days of August 31, 2013, all of which are vested.
(13)	Consists of (i) 30,025,584 shares beneficially owned by our current directors and officers, of which 17,339 shares may be repurchased by us at the original exercise price within 60 days of August 31, 2013; and (ii) 4,921,422 shares subject to stock options exercisable within 60 days of August 31, 2013, of which 1,675,977 shares are vested.
(14)	Consists of (i) 1,315,001 shares held of record by Mr. Slonimsky and (ii) 121,500 shares issuable pursuant to a stock option exercisable within 60 days of August 31, 2013, all of which are vested.
(15)	Represents shares beneficially held by one selling stockholder who is a current employee of the Company and beneficially owns less than 1% of the outstanding Class B common stock prior to this offering.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering, our certificate of incorporation will provide for two classes of common stock: Class A and Class B common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of shares, all with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	250,000,000 shares are designated as Class B common stock; and

•	100,000,000 are designated as preferred stock.

As of June 30, 2013, we had 53,298,648 shares of Class B common stock outstanding, held by approximately 116 stockholders of record, assuming the conversion of all 22,930,121 shares of common stock outstanding and all 30,368,527 shares of preferred stock outstanding into shares of our Class B common stock which will occur upon the completion of this offering. We also had (1) outstanding options to acquire 9,743,107 shares of common stock held by employees, directors and consultants, all of which will become options to acquire an equivalent number of shares of Class B common stock, immediately prior to the completion of this offering, (2) outstanding warrants to purchase 110,000 shares of common stock, which will become warrants to purchase an equivalent number of shares of Class B common stock, immediately prior to the completion of this offering and (3) outstanding warrants to purchase 260,159 shares of preferred stock, which will become warrants to purchase an equivalent number of shares of Class B common stock, immediately prior to the completion of this offering.

Class A and Class B Common Stock

Upon completion of this offering, our certificate of incorporation will provide for two classes of common stock: Class A and Class B common stock.

Voting Rights

Holders of our Class A common stock and Class B common stock will have identical rights, provided however that, except as otherwise expressly provided in our certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A common stock will be entitled to one vote per share of Class A common stock and holders of Class B common stock will be entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock and Class B common stock as a separate classes in the following circumstances:

•

if we propose to amend our certificate of incorporation (i) to increase or decrease the par value of the shares of any class of our capital stock or (ii) to alter or change the powers, preferences or special rights of the shares of a class of our common stock so as to affect them adversely;

•	if we propose to treat the shares of a class of our common stock differently with respect to any dividend or distribution of cash, property or shares of our stock paid or distributed by us;

•	if we propose to treat the shares of a class of our common stock differently with respect to any subdivision or combination of the shares of a class of our common stock; or

•

if we propose to treat the shares of a class of our common stock differently in connection with a change of control with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

Under our certificate of incorporation to be effective upon completion of this offering, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

Under our certificate of incorporation, to be effective upon the completion of this offering, we may not issue any shares of Class B common stock, other than upon exercise of options, warrants, or similar rights to acquire common stock outstanding immediately prior to the completion of the offering and in connection with stock dividends and similar transactions, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash, property or shares of our capital stock paid or distributed by us, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. In the event a dividend or distribution is paid in the form of shares of Class A common stock or Class B common stock or rights to acquire shares of such stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Change of Control Transactions

Upon (A) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (B) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately prior to the transaction (or the voting securities issued with respect to our voting securities outstanding immediately prior to the transaction) representing less than a majority of the combined voting power of our voting securities or the voting securities of the surviving or acquiring entity or (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of our outstanding voting stock (or the outstanding voting stock of the surviving or acquiring entity), the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common Stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B common stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred.

Upon the death of a holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock; provided, however, that Vladimir Shmunis and Vlad Vendrow, our two founders, may transfer voting control of shares of Class B common stock to another Class B stockholder contingent or effective upon his death or permanent incapacity without triggering a conversion to Class A common stock, provided that the shares of Class B common stock so transferred shall convert to Class A common stock nine months after the death of the transferring stockholder.

In addition, with respect to each holder of Class B common stock, all of such holder’s shares of Class B common stock will automatically convert into shares of Class A common stock on the seven-year anniversary of the closing date of this offering; provided that any such holder’s Class B common stock will not automatically convert into Class A common stock, notwithstanding the seven-year automatic conversion provision, and such holder will continue to be deemed to hold Class B common stock, as long as such holder continues to beneficially own a number of shares of Class B common stock equal to more than 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of this offering.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.

All outstanding shares of Class B common stock will convert into Class A common stock on the date on which the number of outstanding shares of Class B common stock represents less than 10% of the aggregate combined number of outstanding shares of Class A common stock and Class B common stock. After such conversion, no further shares of Class B common stock will be issued.

Preferred Stock

As of June 30, 2013, there were 30,368,527 shares of our preferred stock outstanding. Immediately prior to the completion of this offering, each outstanding share of our preferred stock will convert into one share of our Class B common stock.

Upon completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of              shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of June 30, 2013, we had the following warrants outstanding:

•	a warrant to purchase 100,000 shares of our common stock at an exercise price of $0.05 per share, which expires in January 2015;

•	a warrant to purchase 10,000 shares of our common stock at an exercise price of $0.72 per share, which expires in December 2013;

•	a warrant to purchase 71,499 shares of our Series B Preferred Stock at an exercise price of $2.097913 per share, which expires in February 2019;

•

a warrant to purchase 48,493 shares of our Series C Preferred Stock at an exercise price of $3.29938 per share based upon the amount advanced under the terms of our growth capital loan with Silicon Valley Bank, which expires in October 2020;

•

a warrant to purchase 49,788 shares of our Series D Preferred Stock at an exercise price of $6.0255 per share, which must either be exercised or terminated immediately prior to the completion of this offering;

•

a warrant to purchase 57,187 shares of our Series D Preferred Stock at an exercise price of $6.0255 per share, which must either be exercised or terminated immediately prior to the completion of this offering, and which warrant may be exercisable for additional shares based upon the amount advanced under the terms of our equipment financing loan with TriplePoint Capital LLC; and

•

a warrant to purchase 33,192 shares of our Series D Preferred Stock at an exercise price of $6.0255 per share, which must either be exercised or terminated immediately prior to the completion of this offering.

Upon the closing of this offering, each of the outstanding shares of common stock, Series B Preferred and Series C Preferred warrants shall become exercisable for the same number of shares of Class B common stock.

All of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain of the holders of the shares issuable upon exercise of our warrants are entitled to some of the registration rights with respect to such shares as described in greater detail under the heading “Registration Rights.”

Registration Rights

After the completion of this offering, the holders of an aggregate of 31,956,794 shares of our Class B common stock, including certain holders of warrants exercisable for 260,159 shares of our Class B common stock, in each case calculated on a fully diluted basis, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and certain holders of these shares, and include demand registration rights, short form registration rights and piggyback registration rights.

These registration rights will expire five years following the completion of this offering. We will pay all the registration expenses of the holders of the shares registered (excluding the S-3 registration expenses incurred after the first two S-3 registrations effected) pursuant to the registrations described below. However, with certain exceptions, if the registration request is withdrawn at the request of the holders of a majority of the registrable securities to be registered, we will not pay the registration expenses. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the managing underwriter for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriters” for additional information.

Demand Registration Rights

Upon completion of this offering, the holders of 31,816,627 shares of our Class B common stock, including certain holders of warrants exercisable for 119,992 shares of our Class B common stock, in each case calculated on a fully diluted basis, or their permitted transferees, will be entitled to certain demand registration rights. Six months after the completion of this offering, the holders of at least a majority of these shares then outstanding can request that we register, at our expense, the offer and sale of their shares (or a lesser percentage if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $20 million). We are required to effect only two registrations for these stockholders pursuant to this provision of the investors’ rights agreement. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights

The holders of 31,956,794 shares of our Class B common stock, including certain holders of warrants exercisable for 260,159 shares of our Class B common stock, in each case calculated on a fully diluted basis, or their permitted transferees, are entitled to, and the necessary percentage of holders waived, rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act (other than with respect to a registration relating solely to the sale of securities to participants in a company stock plan, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered), the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of 31,956,794 shares of our Class B common stock, including certain holders of warrants exercisable for 260,159 shares of our Class B common stock, in each case calculated on a fully diluted basis, or their permitted transferees, are also currently entitled to short-form registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1 million. These holders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be materially detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Expiration of Registration Rights

The registration rights described above will survive our initial public offering and will terminate as to any stockholder at such time as all of such stockholders’ securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold in a 90-day period without compliance with the registration requirements of the Securities Act pursuant to Rule 144, but in any event no later than the five-year anniversary of our initial public offering.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Upon completion of this offering, our certificate of incorporation will provide for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws, to be effective upon completion of this offering, provide that, once our outstanding shares of Class B common stock represent less than a majority of the combined voting power of our common stock, all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the majority of our whole board of directors, chair of the board of directors or our chief executive officer may call a special meeting of stockholders.

Stockholder Action

Upon completion of this offering, our certificate of incorporation will provide that stockholders will be able to take action by written consent. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders.

As described above in “—Class A and Class B Common Stock—Voting Rights,” our certificate of incorporation, to be effective upon completion of this offering, further provides for a dual class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Upon completion of this offering, our certificate of incorporation and bylaws will provide that our directors may be removed only for cause and require a supermajority stockholder vote for the rescission, alteration, amendment or repeal of the certificate of incorporation or bylaws by stockholders. Our certificate of incorporation and bylaws will also provide that vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors. Our bylaws will establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. The combination of the classification of our board of directors, the lack of cumulative voting, supermajority stockholder voting requirements, the ability of the board to fill vacancies and the advance notice provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual class structure of our common stock, may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporate Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its phone number is (877) 373-6374.

Listing

We have applied to have our shares of Class A common stock listed on the New York Stock Exchange under the symbol “RNG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock, and we cannot assure you that a liquid trading market for our Class A common stock will develop or be sustained after this offering. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2013, upon completion of this offering, 7,500,000 shares of Class A common stock and 53,248,648 shares of Class B common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares from us, no exercise of outstanding options and the conversion of the shares sold by the selling stockholders in this offering into shares of Class A common stock. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of Class B common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock (i.e. which will equal approximately 75,000 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares from us, based on the number of shares of our Class A common stock outstanding as of June 30, 2013) or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

We, our directors and executive officers and the holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock, have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. Goldman, Sachs & Co. and J.P. Morgan Securities LLC may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

Registration Rights

Upon completion of this offering, the holders of 31,956,794 shares of our Class B common stock, including certain holders of warrants exercisable for 260,159 shares of our Class B common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Equity Plans

Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our 2003 Equity Incentive Plan, our 2010 Equity Incentive Plan, our 2013 Equity Incentive Plan and our 2013 Employee Stock Purchase Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see “Executive Compensation—Employee Benefit and Equity Incentive Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our Class A common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the U.S., partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences to them of acquiring, owning and disposing of our Class A common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

We do not currently intend to make distributions on our Class A common stock for the foreseeable future. However, if we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the stock and will be treated as described under “—Gain on Disposition of Our Class A Common Stock” below.

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable form), including a U.S. taxpayer identification number, that certifies such holder’s qualification for the reduced rate. For these purposes, Treasury Regulations or the applicable treaty will provide rules to determine whether dividends paid to an entity should be treated as paid to the entity or the entity’s owners. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the Class A common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable form).

Any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will not be subject to withholding tax, but will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and certain legislation relating to foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S., and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.;

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition of, or the non-U.S. holder’s holding period for our Class A common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, as to which there can be no assurance, such Class A common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period described above.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding, currently at a 28% rate generally will apply to payments to a non-U.S. holder of dividends on or the gross proceeds from the sale or other disposition of our Class A common stock unless the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010, which is commonly referred to as “FATCA,” generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from the sale or other disposition of our Class A common stock paid to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from the sale or other disposition of our Class A common stock paid to a “non-financial foreign entity” (as defined under these rules) unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity (or that the entity does not have any substantial U.S. owners). Final regulations issued by the U.S. Department of Treasury provide for certain transition rules under which the obligation to withhold would apply to dividends paid on our Class A common stock on or after January 1, 2014, and to the gross proceeds from the sale or other disposition of our Class A common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in Class A our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of acquiring, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable law.

UNDERWRITING

We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Allen & Company LLC
Raymond James & Associates, Inc.

Total	7,500,000

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 1,125,000 shares from us. They will be able to exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,125,000 additional shares from us.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters that, subject to certain exceptions, we and they will not dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on the NYSE under the symbol “RNG.”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.5 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $20,000 as set forth in the underwriting agreement.

We and the selling stockholders will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and to persons and entities with relationships with us, for which they will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of ours (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to us, the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will pass upon the validity of the shares of common stock offered hereby. Cooley LLP, San Francisco, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of RingCentral, Inc. as of December 31, 2011 and 2012, and for each of the years in the three-year period ended December 31, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by mail to: RingCentral, Inc., 1400 Fashion Island Blvd., 7th Floor, San Mateo, California 94404, Attention: Corporate Secretary; http://www.ringcentral.com.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities, and web site of the Securities and Exchange Commission referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

RINGCENTRAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

RingCentral, Inc.:

We have audited the accompanying consolidated balance sheets of RingCentral, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RingCentral, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Santa Clara, California

June 21, 2013

RINGCENTRAL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,		June 30, 2013	Pro Forma Shareholders’ Deficit June 30, 2013
	2011	2012
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,577	$37,864	$19,366
Accounts receivable, net	434	2,690	1,962
Inventory	1,602	833	1,150
Prepaid expenses and other current assets	1,228	3,408	6,934

Total current assets	16,841	44,795	29,412

Property and equipment, net	9,293	17,008	17,050
Other assets	1,228	1,551	2,038

Total assets	$27,362	$63,354	$48,500

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$5,962	$4,553	$5,140
Accrued liabilities	6,005	21,487	23,891
Current portion of capital lease obligation	362	312	329
Current portion of long-term debt	617	7,636	9,121
Deferred revenue	9,042	11,291	13,707

Total current liabilities	21,988	45,279	52,188
Long-term debt	-	12,428	10,795
Sales tax liability	3,491	3,877	4,003
Capital lease obligation	-	703	481
Other long-term liabilities	431	996	1,758

Total liabilities	25,910	63,283	69,225

Commitments and contingencies (Note 5)

Shareholders’ equity (deficit):
Convertible preferred stock, no par value; 28,165, 32,294 and 32,294 shares authorized at December 31, 2011, 2012 and June 30, 2013 (unaudited); 27,272, 30,369 and 30,369 shares issued and outstanding at December 31, 2011, 2012 and June 30, 2013 (unaudited); aggregate liquidation preference of $44,496, $74,496 and $74,496 at December 31, 2011, 2012 and June 30, 2013 (unaudited), actual; no shares issued and outstanding, pro forma (unaudited)	44,109	74,020	74,020	-
Common stock, no par value; 60,000, 65,000 and 65,000 shares authorized at December 31, 2011, 2012 and June 30, 2013 (unaudited); 22,210, 22,694 and 22,930 shares issued and outstanding at December 31, 2011, 2012 and June 30, 2013 (unaudited), actual; $0.0001 par value 53,299 shares issued and outstanding, $0.0001 par value pro forma (unaudited)	-	-	-	-
Additional paid-in capital	5,630	9,793	12,634	86,654
Accumulated other comprehensive income (loss)	(20)	(85)	159	159
Accumulated deficit	(48,267)	(83,657)	(107,538)	(107,538)

Total shareholders’ equity (deficit)	1,452	71	(20,725)	(20,725)

Total liabilities and shareholders’ equity (deficit)	$27,362	$63,354	$48,500

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Revenues:
Services	$46,385	$71,915	$105,693	$47,699	$66,744
Product	3,837	6,962	8,833	4,115	6,485

Total revenues	50,222	78,877	114,526	51,814	73,229

Cost of revenues:
Services	17,915	26,475	36,215	17,119	22,098
Product	4,537	6,523	8,688	4,182	6,301

Total cost of revenues	22,452	32,998	44,903	21,301	28,399

Gross profit	27,770	45,879	69,623	30,513	44,830

Operating expenses:
Research and development	7,208	12,199	24,450	11,037	16,110
Sales and marketing	22,922	34,550	54,566	25,844	33,466
General and administrative	4,934	12,969	24,434	12,079	17,781

Total operating expenses	35,064	59,718	103,450	48,960	67,357

Loss from operations	(7,294)	(13,839)	(33,827)	(18,447)	(22,527)

Other income (expense), net:
Interest expense	(184)	(158)	(1,503)	(230)	(1,227)
Other income (expense), net	172	109	32	(28)	(247)

Other income (expense), net	(12)	(49)	(1,471)	(258)	(1,474)

Loss before provision (benefit) for income taxes	(7,306)	(13,888)	(35,298)	(18,705)	(24,001)
Provision (benefit) for income taxes	1	15	92	33	(120)

Net loss	$(7,307)	$(13,903)	$(35,390)	$(18,738)	$(23,881)

Net loss per common share:
Basic and diluted	($0.35)	($0.64)	($1.58)	($0.84)	($1.05)

Weighted-average number of shares used in computing net loss per share:
Basic and diluted	20,871	21,678	22,353	22,251	22,699

Proforma net loss per share (unaudited):
Basic and diluted			$(0.67)		$(0.45)

Weighted-average number of shares used in computing pro forma net loss per share (unaudited):
Basic and diluted			52,722		53,068

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)

Net loss	$(7,307)	$(13,903)	$(35,390)	$(18,738)	$(23,881)
Other comprehensive loss:
Foreign currency translation adjustments, net	-	(20)	(65)	6	244

Comprehensive loss	$(7,307)	$(13,923)	$(35,455)	$(18,732)	$(23,637)

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2009	22,504	$23,854	20,748	$-	$2,483	$-	$(27,057)	$(720)
Issuance of common stock upon exercise and early exercise of stock options	-	-	442	-	246	-	-	246
Issuance of Series C convertible preferred stock (net of issuance costs of $130)	3,031	9,870	-	-	-	-	-	9,870
Share-based compensation	-	-	-	-	820	-	-	820
Net loss	-	-	-	-	-	-	(7,307)	(7,307)

Balance as of December 31, 2010	25,535	33,724	21,190	-	3,549	-	(34,364)	2,909
Issuance of common stock upon exercise and early exercise of stock options	-	-	1,020	-	893	-	-	893
Issuance of Series D convertible preferred stock (net of issuance costs of $79)	1,737	10,385	-	-	-	-	-	10,385
Share-based compensation	-	-	-	-	1,188	-	-	1,188
Other comprehensive loss	-	-	-	-	-	(20)	-	(20)
Net loss	-	-	-	-	-	-	(13,903)	(13,903)

Balance as of December 31, 2011	27,272	44,109	22,210	-	5,630	(20)	(48,267)	1,452
Issuance of common stock upon exercise and early exercise of stock options	-	-	484	-	419	-	-	419
Issuance of preferred stock warrants in connection with a debt agreement	-	-	-	-	169	-	-	169
Issuance of Series E convertible preferred stock (net of issuance costs of $89)	3,097	29,911	-	-	-	-	-	29,911
Reclassification of preferred stock warrant	-	-	-	-	473	-	-	473
Share-based compensation	-	-	-	-	3,102	-	-	3,102
Other comprehensive loss	-	-	-	-	-	(65)	-	(65)
Net loss	-	-	-	-	-	-	(35,390)	(35,390)

Balance as of December 31, 2012	30,369	74,020	22,694	-	9,793	(85)	(83,657)	71
Issuance of common stock upon exercise of stock options (unaudited)	-	-	236	-	505	-	-	505
Share-based compensation (unaudited)	-	-	-	-	2,336	-	-	2,336
Other comprehensive income (unaudited)	-	-	-	-	-	244	-	244
Net loss (unaudited)	-	-	-	-	-	-	(23,881)	(23,881)

Balance as of June 30, 2013 (unaudited)	30,369	$74,020	22,930	$-	$12,634	$159	$(107,538)	$(20,725)

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(7,307)	$(13,903)	$(35,390)	$(18,738)	$(23,881)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,270	3,546	6,191	2,656	4,351
Share-based compensation	820	1,188	3,102	1,215	2,336
Deferred income tax	-	(19)	(56)	-	(45)
Noncash interest expense related to warrants issued in connection with debt agreements	-	-	265	31	158
Loss on disposal of assets	88	-	26	26	-
Changes in assets and liabilities
Accounts receivable	(195)	(239)	(2,256)	(486)	728
Inventory	(161)	(1,442)	769	79	(318)
Prepaid expenses and other current assets	(827)	189	(2,022)	(1,848)	(2,055)
Other assets	117	(312)	(366)	(266)	(58)
Accounts payable	1,406	2,193	(1,392)	(3,122)	133
Accrued liabilities	1,585	2,597	12,898	9,427	3,254
Deferred revenue	1,988	2,526	2,248	1,747	2,416
Other liabilities	602	2,897	968	383	624

Net cash used in operating activities	(614)	(779)	(15,015)	(8,896)	(12,357)

Cash flows from investing activities:
Purchases of property and equipment	(4,424)	(6,664)	(10,172)	(5,563)	(5,951)
Restricted investments	(340)	-	-	-	(130)

Net cash used in investing activities	(4,764)	(6,664)	(10,172)	(5,563)	(6,081)

Cash flows from financing activities:
Net proceeds from debt agreements	2,500	-	24,538	14,969	3,655
Repayment of debt	(878)	(1,005)	(5,356)	(1,694)	(3,961)
Repayment of capital lease obligations	(139)	(310)	(675)	(346)	(206)
Net proceeds from issuance of preferred stock	9,870	10,385	29,911	-	-
Proceeds from issuance of preferred stock warrants	-	-	501	381	265
Payment of deferred initial public offering costs	-	-	-	-	(232)
Proceeds from exercise of stock options and common stock warrants	360	817	556	360	429

Net cash provided by (used in) financing activities	11,713	9,887	49,475	13,670	(50)

Effect of exchange rate changes on cash and cash equivalents	-	(4)	(1)	(2)	(10)
Net increase (decrease) in cash and cash equivalents	6,335	2,440	24,287	(791)	(18,498)
Cash and cash equivalents:
Beginning of period	4,802	11,137	13,577	13,577	37,864

End of period	$11,137	$13,577	$37,864	$12,786	$19,366

Supplemental disclosure of cash flow data:
Cash paid for interest	$114	$117	$791	$129	$685
Cash paid for income taxes	1	1	64	54	31

Noncash financing activities:
Change in liability for unvested exercise options	$115	$181	$20	$(2)	$76
Reclassification of preferred stock warrants from liability to equity	-	-	473	-	-
Deferred debt issuance cost recorded in connection with issuance of preferred stock warrants	-	-	122	122	-
Accrued liability for deferred initial public offering costs	-	-	-	-	1,238
Equipment purchased and unpaid at period end	1,410	271	2,700	347	1,141
Equipment purchased under capital lease	989	-	1,329	1,329	-

See accompanying notes to consolidated financial statements

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

RingCentral, Inc. (“the Company”) is a provider of software-as-a-service (“SaaS”) solutions for business communications. The Company was incorporated in California in 1999 and is headquartered in San Mateo, California.

Basis of Presentation and Liquidity

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All intercompany accounts and transactions have been eliminated. As the Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“the JOBS Act”), the Company can delay the adoption of new accounting standards until those standards would otherwise apply to privately held companies. However, the Company has elected to comply with all new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth publicly held companies. Under the JOBS Act, such election is irrevocable.

The Company has funded its operations through preferred stock financings with net proceeds totaling $74,020 through June 30, 2013, sales to customers and debt financing under its credit agreements. However, the Company has historically incurred losses and negative cash flows from operations. As of June 30, 2013, the Company had an accumulated deficit of $(107,538). Management of the Company expects that operating losses and negative cash flows from operations will continue through at least December 31, 2013. The Company’s existing sources of liquidity include cash and cash equivalents, including the proceeds from $20,800 of additional borrowings in August 2013, and an exercisable put right to issue an additional $7,500 of preferred stock to existing investors. While management believes that the Company’s existing sources of liquidity are adequate to fund operations through at least December 31, 2013, the Company may need to raise additional debt or equity financing to fund operations until it generates positive cash flows from profitable operations. There can be no assurance that such additional debt or equity financing will be available on terms acceptable to the Company or at all.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2013, the interim consolidated statements of operations, comprehensive loss, and cash flows for the six months ended June 30, 2012 and 2013, the interim consolidated statement of shareholders’ equity (deficit) for the six months ended June 30, 2013, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary to present fairly the Company’s financial position as of June 30, 2013 and its results of operations and cash flows for the six months ended June 30, 2012 and 2013. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Unaudited Pro Forma Shareholders’ Deficit

Immediately prior to the closing of a qualifying public offering (“IPO”), all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. In addition, the

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

outstanding preferred stock warrants will automatically be converted into warrants to purchase common stock upon effectiveness of an initial public offering. The unaudited pro forma shareholders’ equity (deficit) information, as set forth in the accompanying consolidated balance sheets, gives effect to the automatic conversion of all outstanding shares of convertible preferred stock as of June 30, 2013. The shares of common stock issuable and the proceeds expected to be received in the IPO are excluded from such pro forma information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management affect revenues, accounts receivable, the allowance for doubtful accounts, inventory and inventory reserves, share-based compensation, capitalized software development costs, provision for income taxes, uncertain tax positions, loss contingencies and accrued liabilities. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as part of a separate component of shareholders’ equity and reported in the statement of comprehensive loss. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Foreign currency transaction gains and losses are included in income for the period.

Cash and Cash Equivalents

The Company considers highly liquid instruments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company considers its entire portfolio of marketable debt and equity securities to be available for sale and available to fund current operations. The Company deposits cash and cash equivalents with financial institutions that management believes are of high credit quality. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Allowance for Doubtful Accounts

For all periods presented, substantially all revenues were credit card transactions with a small portion of revenues generating accounts receivable. To date, the Company has not experienced any significant defaults on its accounts receivable. The Company determines provisions based on historical experience and upon a specific review of customer receivables.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Below is a summary of the changes in allowance for doubtful accounts for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013:

	Balance at Beginning of Period	Provision, net of Recoveries	Write-offs	Balance at End of Period
Year ended December 31, 2010	$-	$-	$-	$-
Year ended December 31, 2011	-	5	-	5
Year ended December 31, 2012	5	428	-	433
Six months ended June 30, 2013 (unaudited)	433	(22)	(277)	134

Inventory

The Company’s inventory consists primarily of telephones and peripheral equipment held at third parties. Inventory is stated at the lower of cost computed on a first-in, first-out basis, or market value. Inventory write-downs are recorded when the cost of inventory exceeds its net realizable value and establishes a new cost basis for the inventory.

Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage, provided that management with the relevant authority authorizes and commits to the funding of the project and it is probable the project will be completed and the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation operation activities are expensed as incurred. Capitalized internal-use software development costs are included in property and equipment and are amortized on a straight-line basis to cost of revenues when the underlying project is ready for its intended use.

Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization, and is depreciated using the straight-line method over the estimated useful lives of the assets. Computer hardware, software, and furniture and fixtures are depreciated over three years; internal-use software development costs are amortized over useful lives ranging from three to four years; and leasehold improvements are depreciated over the respective lease term or useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred.

The Company evaluates the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets or asset groups are expected to generate. If such evaluation indicates that the carrying amount of the assets or asset groups is not recoverable, the carrying amount of such assets or asset groups is reduced to fair value. No impairment losses have been recognized in any of the periods presented.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Concentrations

Financial instruments that subject us to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalent balances, which may exceed federally insured limits, with financial institutions that management believes are financially sound and have minimal credit risk exposure.

The Company’s accounts receivable are primarily derived from sales by resellers and to larger direct customers. The Company performs ongoing credit evaluations of its resellers and does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts for estimated potential credit losses. At December 31, 2011, customers A, B and C accounted for 36%, 14% and 12%, respectively, of the Company’s total accounts receivable. At December 2012, customer A accounted for 54% of the Company’s total accounts receivable. As of June 30, 2013, customer A accounted for 63% of the Company’s total accounts receivable. For the years ended December 31, 2010, 2011, and 2012 and the six months ended June 30, 2012 and 2013, no single customer accounted for greater than 10% of the Company’s total revenues.

The Company purchased a significant portion of its software development efforts from third-party vendors located in Russia and the Ukraine during the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, respectively. A cessation of services provided by these vendors could result in a disruption to the Company’s research and development efforts.

Revenue Recognition

The Company’s revenues consist of services revenues and product revenues. The Company’s services revenues include all fees billed in connection with subscriptions to the Company’s RingCentral Office, RingCentral Professional and RingCentral Fax SaaS applications. These service fees include recurring fixed plan subscription fees, recurring administrative cost recovery fees, variable usage-based fees for blocks of additional minutes systematically purchased in advance of usage in excess of plan limits and one-time upfront fees. The Company provides its services to its customers pursuant to contractual arrangements that range in duration from one month to three years. The Company’s service fees are generally billed in advance directly to customer credit cards or via invoices issued to larger customers. The Company’s product revenues consist of the gross sale price billed for pre-configured office phones used in connection with the service and includes shipping and handling fees.

The Company recognizes revenues when the following criteria are met:

•	there is persuasive evidence of an arrangement;

•	the service is being provided to the customer or the product has been delivered;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

Revenues under service subscription plans are recognized as follows:

•	fixed service plan subscription and administrative cost recovery fees are recognized on a straight-line basis over their respective contractual service terms;

•	fees for additional minutes of usage in excess of plan limits are recognized over the estimated usage period in a manner that approximates actual usage; and

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

•	one-time upfront fees are initially deferred and recognized on a straight-line basis over the estimated average customer life.

Product revenues are billed at the time the order is received and recognized when the product has been delivered to the customer.

The Company enters into arrangements with multiple-deliverables that generally include services to be provided under the subscription plan and the sale of products used in connection with the Company’s services. Prior to January 1, 2011, the Company followed the accounting treatment prescribed by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition—Multiple Element Arrangements. Under that guidance, the deliverables in multiple-deliverable arrangements were accounted for separately if the delivered items had standalone value, delivery of the undelivered items was probable and within the Company’s control, and there was objective and reliable evidence of fair value for the undelivered items. If the deliverables in a multiple-deliverable arrangement could not be accounted for separately, the total arrangement fee was recognized as a single unit of accounting. Since the products sold by the Company have standalone value and objective evidence of fair value of the subscription plans exists, the services provided through the subscription plan agreement and the sale of products were accounted for as separate units of accounting under the residual method as VSOE existed for the undelivered elements which were generally the service plans.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”) which amended the accounting guidance for multiple-deliverable revenue arrangements to:

•	provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

•

require an entity to allocate revenue in an arrangement using estimated selling prices of each deliverable if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”); and

•	eliminate the use of the residual method and require a vendor to allocate revenue using the relative selling price method.

On January 1, 2011, the Company adopted the new guidance on a prospective basis. The adoption of ASU 2009-13 did not change the units of accounting for arrangements with multiple deliverables and did not materially change the allocation of arrangement consideration to products and services. Therefore, the adoption of ASU 2009-13 did not have a significant impact on the consolidated financial statements.

Under the new guidance, the Company allocates revenues to each deliverable in a multiple-deliverable arrangement based upon its relative selling price. The Company determines the selling price using VSOE for its subscription plans and best estimated selling price (“BESP”) for its product offerings. Revenues allocated to each deliverable, limited to the amount not contingent on future performance, are then recognized when the basic revenue recognition criteria are met for the respective deliverable.

The Company determines VSOE based on historical standalone sales to customers. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

reasonably narrow pricing range, generally evidenced by approximately 80% or more of such historical standalone transactions falling within plus or minus 15% of the median selling price. VSOE exists for all of the Company’s subscription plans. The Company uses BESP as the selling price for product offerings because the Company is not able to determine VSOE of fair value from standalone sales or TPE. The Company estimates BESP for a product by considering company-specific factors such as pricing objectives, direct product and other costs, bundling and discounting practices and contractually stated prices.

A portion of the Company’s services revenues and product revenues are generated through sales by resellers. When the Company assumes a majority of the business risks associated with performance of the contractual obligations, it records these revenues at the gross amount paid by the customer with amounts retained by the resellers recognized as sales and marketing expense. The Company’s assumption of such business risks is evidenced when, among other things, it takes responsibility for delivery of the product or service, is involved in establishing pricing of the arrangement, assumes credit and inventory risk, and is the primary obligor in the arrangement. When a reseller assumes the majority of the business risks associated with the performance of the contractual obligations, the Company records the associated revenues at the net amount remitted to it by the reseller. The Company recognizes revenues from resellers when the following criteria are met:

•	persuasive evidence of an arrangement exists through a contract with the customer;

•	the service is being provided to the customer or the product has been delivered;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection of the fees is reasonably assured.

The Company’s deliverables sold through its reseller agreements consist of the Company’s products and subscription services. Products sold through resellers are shipped directly to the end customer and are recognized when title transfers to the end customer. Service subscriptions sold through resellers are recognized on a straight-line basis over the period the underlying services are provided to the end customer. Revenues from resellers have predominantly been recorded on a gross basis for all periods presented.

The Company records reductions to revenues for estimated sales returns and customer credits at the time the related revenues are recognized. Sales returns and customer credits are estimated based on historical experience, current trends and expectations regarding future experience.

Customer billings related to taxes imposed by governmental authorities on revenue-producing transactions are reported on a net basis. When such taxes exceed the amount billed to customers, the cost is included in general and administrative expenses.

Amounts billed in excess of revenues recognized for the period are reported as deferred revenue on the consolidated balance sheet. The Company’s deferred revenue consists primarily of unearned revenue on annual and monthly service plans.

Cost of Revenues

Cost of services revenues primarily consists of costs of services purchased from third-party telecommunications providers, network operations, costs to build-out and maintain data centers, including co-location fees for the right to place the Company’s servers in data centers owned by third-parties,

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

depreciation of the servers and equipment, along with related utilities and maintenance costs, personnel costs associated with non-administrative customer care and support of the functionality of the Company’s platform and data center operations, including share-based compensation expenses and allocated costs of facilities and information technology. Cost of services revenues is expensed as incurred.

Cost of product revenues is comprised primarily of the cost associated with purchased phones, as well as personnel costs for contractors and allocated costs of facilities and information technology related to the procurement, management and shipment of phones. Cost of product revenues is expensed in the period product is delivered to the customer.

Share-Based Compensation

All share-based compensation granted to employees is measured as the grant date fair value of the award and recognized in the consolidated statement of operations over the requisite service period, which is generally the vesting period. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Compensation expense is recognized using the straight-line method net of estimated forfeitures.

Compensation expense for stock options granted to non-employees is calculated using the Black-Scholes option pricing model and is recognized in the consolidated statement of operations over the service period. Compensation expense for non-employee stock options subject to vesting is revalued as of each reporting date until the stock options are vested.

Research and Development

Research and development expenses consist primarily of third-party contractor costs, personnel costs, technology license expenses, and depreciation associated with research and development equipment. Research and development costs are expensed as incurred, except for internal-use software development costs that qualify for capitalization.

Advertising Costs

Advertising costs are expensed as incurred and were $10,526, $13,046, $21,915, $10,105 and $11,454 for the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, respectively.

Commissions

Commissions consist of variable compensation earned by sales personnel and third-party resellers. Sales commissions associated with the acquisition of a new customer contract are recognized as sales and marketing expense at the time the customer has entered into a binding agreement.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. As of December 31, 2011 and 2012 and June 30, 2013, the Company recorded a full valuation allowance against the net deferred tax assets because of its history of operating losses. The Company classifies interest and penalties on unrecognized tax benefits as income tax expense.

Net Loss Per Share

The Company applies the two-class method to calculate basic and diluted net loss per share of common stock as shares of convertible preferred stock are participating securities due to their dividend rights. The two-class method is an earnings allocation method under which earnings per share is calculated for common stock considering a participating security’s rights to undistributed earnings as if all such earnings had been distributed during the period. The Company’s participating securities are not included in the computation of net loss per share in periods of net loss because the preferred shareholders have no contractual obligation to participate in losses.

Segment Information

The Company has determined the chief executive officer is the chief operating decision maker. The Company’s chief executive officer reviews financial information presented on a consolidated basis for purposes of assessing performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single reporting segment.

Indemnification

Certain of the Company’s agreements with resellers and customers include provisions for indemnification against liabilities if its services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnification provisions and the Company has not accrued any liabilities related to such obligations in the consolidated financial statements as of December 31, 2012 or June 30, 2013.

Recent Accounting Pronouncements

In May 2011 the FASB further amended its guidance related to fair value measurements in order to achieve common fair value measurements between U.S. GAAP and International Financial Reporting Standards. The amendments in the updated guidance explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance in 2012 did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB updated its guidance related to the presentation of comprehensive income. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

statements. The Company adopted the updated guidance in 2012 by presenting a separate statement of comprehensive loss. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Note 2. Financial Statement Components

Cash and cash equivalents consisted of the following (in thousands):

	December 31,		June 30,
	2011	2012	2013
			(unaudited)
Cash	$1,410	$3,599	$1,134
Money market funds	12,167	34,265	18,232

Total cash and cash equivalents	$13,577	$37,864	$19,366

Accounts receivable, net consisted of the following (in thousands):

	December 31,		June 30,
	2011	2012	2013
			(unaudited)
Accounts receivable-trade	$395	$2,683	$1,698
Unbilled accounts receivable-trade	44	440	398
Allowance for doubtful accounts	(5)	(433)	(134)

Accounts receivable, net	$434	$2,690	$1,962

Property and equipment, net consisted of the following (in thousands):

	December 31,		June 30,
	2011	2012	2013
			(unaudited)
Computer hardware and software	$13,561	$23,973	$27,103
Internal-use software development costs	1,839	3,319	3,904
Furniture and fixtures	14	700	992
Leasehold improvements	17	441	830

Property and equipment, gross	15,431	28,433	32,829
Less: accumulated depreciation	(6,138)	(11,425)	(15,779)

Property and equipment, net	$9,293	$17,008	$17,050

Total depreciation and amortization expense was $1,270, $3,546, $6,191, $2,656 and $4,351 for the fiscal years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013, respectively.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Accrued liabilities consisted of (in thousands):

	December 31,		June 30,
	2011	2012	2013
			(unaudited)
Accrued compensation and benefits	$1,916	$3,216	$3,964
Accrued sales, use and telecom related taxes	2,318	4,580	6,035
Accrued expenses	1,546	11,998	8,891
Legal loss contingencies	-	1,075	4,257
Other	225	618	744

Total accrued liabilities	$6,005	$21,487	$23,891

Note 3. Fair Value of Financial Instruments

The Company carries certain financial assets consisting of money market funds and certificates of deposit at fair value on a recurring basis. Fair value is based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1:	Observable inputs which include unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are based on management’s assumptions, including fair value measurements determined by using pricing models, discounted cash flow methodologies or similar techniques.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

The fair value of assets carried at fair value was determined using the following inputs (in thousands):

	Balance at December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Cash equivalents:
Money market funds	$12,167	$12,167	$-	$-
Other assets:
Certificates of deposit	$500	$-	$500	$-

	Balance at December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Cash equivalents:
Money market funds	$34,265	$34,265	$-	$-
Other assets:
Certificates of deposit	$500	$-	$500	$-

	Balance at June 30, 2013	(Level 1)	(Level 2)	(Level 3)
	(unaudited)
Cash equivalents:
Money market funds	$18,232	$18,232	$-	$-
Other assets:
Certificates of deposit	$630	$-	$630	$-

During 2012, the Company issued preferred stock warrants in connection with a debt agreement that were recorded as a liability at issuance and carried at fair value for a portion of the year prior to reclassification to shareholders’ equity. The fair value of the warrants at the issuance date was $454 and $473 on the date of reclassification. The fair value of preferred stock warrants was determined by the Black-Scholes option pricing model, which is a technique using level 3 inputs, based on the assumptions in Note 6.

In June 2013, the Company issued preferred stock warrants in connection with a debt agreement that were recorded as a liability at issuance and will be carried at fair value with changes in fair value recognized in other income and expense. The fair value of the warrants at the issuance date was $265, as determined by the Black-Scholes option pricing model, which is a technique using level 3 inputs, based on the assumptions in Note 6. The fair value on the issuance date approximates the fair value as of June 30, 2013.

The Company’s other financial instruments, including accounts receivable, accounts payable and other current liabilities, are carried at cost which approximates fair value due to the relatively short maturity of those instruments. Based on borrowing rates available to the Company for loans with similar terms and considering the Company’s credit risks, the carrying value of debt approximates fair value.

Note 4. Debt

Loan and Security Agreement with Bank

In February 2009, the Company entered into a loan and security agreement with Silicon Valley Bank (“SVB”) that was last amended in April 2013 (the “SVB Credit Agreement”). Under this agreement the Company borrowed $2,500 on a term loan in January 2010 and $8,000 on a term loan in March 2012, which was equal to the full final lending commitment. The 2010 term loan is required to be repaid

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

in 30 equal monthly installments of principal and interest, which accrues at an annual fixed rate of 6.5%. In addition, a final terminal payment is due at maturity equal to 3.5% of the original loan principal. The 2012 term loan is required to be repaid in 36 equal monthly installments of principal plus interest, which accrues at a floating annual rate equal to prime plus 2.75%. In addition, a final terminal payment is due at maturity equal to 0.5% of the original loan principal. The Company granted SVB a senior security interest in certain assets to secure this debt. In connection with the agreement and its amendments, the Company issued SVB warrants to purchase preferred stock. The fair value of warrants issued in connection with the execution of a lending commitment of $117 was recorded as a deferred financing costs asset together with insignificant other debt issuance costs. For warrants issued in connection with a borrowing, the proceeds were allocated to the loan and the warrants based on the relative fair value of the instruments resulting in a loan discount of $170 being recorded. The terminal payments, deferred financing costs and loan discounts are being recognized as additional interest expense over the terms of the loans.

The loan and security agreement contains covenants, including requirements to provide audited financial and other information and maintain minimum cash balances with SVB. These loan agreements contain customary affirmative and negative covenants, including covenants restricting the Company’s ability to merge or liquidate, incur debt, dispose of assets, incur liens, declare dividends or enter into transactions with affiliates. The Company was in compliance with all covenants as of December 31, 2012. As of June 30, 2013, the Company was not in compliance with the covenant regarding maintaining a minimum cash balance, as defined in the agreement. However, such non compliance was waived by SVB as part of the amended SVB Credit Agreement entered into in August 2013.

Loan and Security Agreements with Financial Institution

In June 2012, the Company entered into a growth capital loan and security agreement and an equipment loan and security agreement (the “TriplePoint Agreements”) with Triple Point Capital LLC (“Triple Point”). Under the growth capital loan and security agreement, the Company borrowed $6,000 in term loans in June 2012, equal to the full lending commitment available at the time. The growth capital term loans are required to be repaid in 33 equal monthly installments of principal and interest, which accrues at an annual fixed rate of 8.5% after an interest-only period of 3 months. In addition, a final terminal payment is due at maturity equal to 4% of the original loan principal. Under the equipment loan and security agreement, the Company borrowed $9,691 in term loans in August 2012 from the $10,000 lending commitment available at the time. The equipment term loans are required to be repaid in 36 equal monthly installments of principal and interest, which accrues at an annual fixed rate of 5.75%. In addition, a final terminal payment is due at maturity equal to 10% of the original loan principal.

Under the growth capital agreement, the Company can borrow an additional $4,000 on or before June 21, 2013 upon the submission of a Form S-1 registration statement to the SEC contemplating an initial public offering of the Company’s common stock with expected total net proceeds of at least $50,000. The Company has granted TriplePoint a security interest, which is subordinated to SVB’s security interest, in certain assets to secure the growth capital loans. The Company has granted TriplePoint a security interest in all equipment financed under equipment loan agreement.

In connection with the TriplePoint Agreements, the Company issued TriplePoint warrants to purchase preferred stock and a right to purchase up to $500 in the Company’s next round of equity

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

financing. The fair value of warrants issued in connection with the execution of the lending commitment of $122 was recorded as a deferred financing costs in other long-term assets. In addition, there were other debt issuance costs totalling $300, of which $210 was recorded as a deferred financing costs in other long-term assets, and $90 was recorded as a debt discount. The $210 was comprised of legal fees of $110 and a capital equipment loan facility fee. The debt discount of $90 was comprised of a growth capital loan facility fee. For warrants issued in connection with a borrowing, proceeds were allocated to the warrants based on their relative fair value resulting in a loan discount of $332. The terminal payments, deferred financing costs and loan discounts are being recognized as additional interest expense over the terms of the loans.

On June 21, 2013, the Company achieved the milestone necessary to access the additional $4,000 available under the original terms of the growth capital loan and security agreement and borrowed $4,000 (“growth capital loan part II”). The growth capital loan part II is required to be repaid in 33 equal monthly installments of principal and interest, which accrues at an annual fixed rate of 8.5% after an interest-only period of 3 months, at an annual fixed rate of 9.0%. In addition, a final terminal payment is due at maturity equal to 4% of the original loan principal.

In connection with the borrowing under the growth capital loan part II, the Company issued TriplePoint warrants to purchase preferred stock. A portion of the proceeds was allocated to the warrants based on their fair value resulting in a loan discount of $265. In addition there were other debt issuance costs totaling $81 which were recorded as a debt discount. The terminal payments and loan discounts are being recognized as additional interest expense over the terms of the loan.

Other Debt

In April 2012, the Company borrowed $1,500 to finance the purchase of software. The loan is required to be repaid in three equal installments of $500 due in April 2012, January 2013 and January 2014.

The Company’s outstanding balances under its debt agreements as of December 31, 2011 and 2012 and June 30, 2013 were as follows (in thousands):

	December 31,		June 30,
	2011	2012	2013
			(unaudited)
SVB loan and security agreement	$636	$6,000	$4,666
TriplePoint growth capital loan agreement	-	5,348	8,501
TriplePoint capital equipment loan agreement	-	8,151	6,871
Other	-	1,000	500

	636	20,499	20,538
Loan discounts	(19)	(435)	(622)

Net carrying value of debt	$617	$20,064	$19,916

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

As of December 31, 2012, future principal payments are scheduled as follows (in thousands):

December 31, 2012
Year ending December 31:
2013	$7,919
2014	8,706
2015	3,874

$20,499

Note 5. Commitments and Contingencies

Leases

The Company leases facilities under noncancelable operating leases for its U.S. and international locations and has entered into capital lease arrangements to obtain property and equipment for its operations. As of December 31, 2012, noncancelable leases expire on various dates between 2014 and 2017 and require the following future minimum lease payments by year (in thousands):

	Capital Leases	Operating Leases
Year ending December 31:
2013	$388	$1,313
2014	517	1,145
2015	258	994
2016	-	1,024
2017	-	359

Total future minimum lease payments	1,163	$4,835

Less: amount representing interest	(148)

Total capital lease obligations	1,015
Less: Current portion of capital lease obligation	(312)

Capital lease obligations	$703

Property and equipment recorded under capital leases consisted of the following (in thousands):

	December 31,		June 30,
	2011	2012	2013
			(unaudited)
Total assets acquired under capital lease	$988	$2,317	$2,317
Less: accumulated amortization	(438)	(1,029)	(1,408)

Leased property and equipment, net	$550	$1,288	$909

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Leases for certain office facilities include scheduled periods of abatement and escalation of rental payments. The Company recognizes rent expense on a straight-line basis for all operating lease arrangements with the difference between required lease payments and rent expense recorded as deferred rent. The following table presents total rent expense incurred during the periods (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Rent Expense	$339	$533	$1,261	$597	$607

Sales Tax Liability

During 2010 and 2011, the Company increased its sales and marketing activities in the U.S., which may be asserted by a number of states to create an obligation under nexus regulations to collect sales taxes on sales to customers in the state. Prior to 2012, the Company did not collect sales taxes from customers on sales in all states. In the second quarter of 2012, the Company commenced collecting and remitting sales taxes on sales in all states, therefore the loss contingency is applicable to sales and marketing activities in 2010, 2011 and the three months ended March 31, 2012. As of December 31, 2011, December 31, 2012 and June 30, 2013, the Company recorded a long-term sales tax liability of $3,491, $3,877, and $4,003, respectively, based on its best estimate of the probable liability for the loss contingency incurred as of those dates. The Company’s estimate of a probable outcome under the loss contingency is based on analysis of its sales and marketing activities, revenues subject to sales tax, and applicable regulations in each state in each period. No significant adjustments to the long-term sales tax liability have been recognized in the accompanying consolidated financial statements for changes to the assumptions underlying the estimate. However, changes in management’s assumptions may occur in the future as the Company obtains new information which can result in adjustments to the recorded liability. Increases and decreases to the long-term sales tax liability are recorded as general and administrative expense.

A current sales tax liability for noncontingent amounts expected to be remitted in the next 12 months of $140, $3,574, and $2,851 is included in accrued liabilities as of December 31, 2011, December 31, 2012 and June 30, 2013, respectively.

Legal Matters

In June 2011, j2 Global, Inc. and Advanced Messaging Technologies, Inc. named the Company in a patent infringement lawsuit seeking a permanent injunction, damages, and attorneys’ fees. In March 2013, Advanced Messaging Technologies, Inc. named the Company in a second patent infringement lawsuit. In April 2013, the Company entered into a license and settlement agreement with j2 Global, Inc. and one of its affiliates to settle the matters. Under the terms of the settlement, the parties granted each other certain patent cross-licenses and the parties have dismissed all claims in the litigations with prejudice. As part of the settlement, the Company agreed to pay j2 Global, Inc. cash consideration which it recognized as general and administrative expense in fiscal 2012 as it determined the payment to be a cost to settle a loss contingency.

In December 2012, CallWave Communications, LLC (“Callwave”) filed a lawsuit against the Company in the United States District Court for the District of Delaware and has amended its complaint twice since then alleging patent infringement by the Company and AT&T Inc. (“AT&T”), a reseller of the

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Company’s product and services, seeking damages but no injunction. The Company has agreed to indemnify and to defend AT&T for losses that are solely attributable to Callwave’s infringement allegations against the Company’s products and services. In April and June 2013, the Company filed responses and counterclaims denying all claims by Callwave and intends to defend this lawsuit vigorously. The result of this litigation is inherently uncertain, and the Company believes there is no material exposure above the loss contingencies that have been recorded.

The Company is also a party to various other legal proceedings and claims which arise in the ordinary course of business. As of December 31, 2012 and June 30, 2013, the Company recorded accrued liabilities of $1,075 and $4,257, respectively, for the probable and estimable amount of all loss contingencies related to legal matters.

The Company recognizes general and administrative expense for legal fees in the period the services are provided.

Note 6. Shareholders’ Equity (Deficit)

Convertible Preferred Stock

The following table summarizes convertible preferred stock authorized and issued and outstanding as of December 31, 2011 (in thousands):

	Shares authorized	Shares issued and outstanding	Net proceeds	Aggregate liquidation preference
Series A	16,847	16,847	$12,064	$12,164
Series B	5,729	5,657	11,790	11,868
Series C	3,289	3,031	9,870	10,000
Series D	2,300	1,737	10,385	10,464

	28,165	27,272	$44,109	$44,496

The following table summarizes convertible preferred stock authorized and issued and outstanding as of December 31, 2012 and June 30, 2013 (in thousands):

	Shares authorized	Shares issued and outstanding	Net proceeds	Aggregate liquidation preference
Series A	16,847	16,847	$12,064	$12,164
Series B	5,729	5,657	11,790	11,868
Series C	3,289	3,031	9,870	10,000
Series D	2,300	1,737	10,385	10,464
Series E	4,129	3,097	29,911	30,000

	32,294	30,369	$74,020	$74,496

In August 2011, the Company issued a total of 1,737 shares of Series D convertible preferred stock to investors at $6.03 per share for total gross proceeds of $10,464. In November 2012, the Company issued a total of 3,097 shares of Series E convertible preferred stock to investors at $9.69 per share for total gross proceeds of $30,000.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

The Series E Preferred Stock Purchase Agreement contains a put provision (the “Series E Put Right”) that upon exercise by the Company obligates certain investors to purchase up to an additional 774 thousand shares of Series E convertible preferred stock at a per share price of $9.69. In addition, the Series E Preferred Stock Purchase Agreement contains a contingent written call provision (The “Series E Right of First Refusal Right”) that in the event that the Company issues additional shares or preferred stock, the Series E Put Right investors will have the right, if exercised, to purchase up to 774 thousand shares of Series E preferred stock at a per share price of $9.69. The Series E Put Right terminates upon the earliest of: (i) November 23, 2013, (ii) a qualified initial public offering (as defined in the articles of incorporation), (iii) the exercise of the Series E Right of First Refusal Right by investors, or (iv) issuance of a subsequent down-round of preferred stock financing. The Series E Right of First Refusal Right terminates upon the earliest of: (i) November 23, 2013, (ii) a qualified initial public offering (as defined in the articles of incorporation), or (iii) the exercise of the Series E Put Right by the Company. The Series E Right of First Refusal Right was concluded to be an embedded feature clearly and closely related to the Series E preferred stock and therefore not accounted for separately. The Series E Put Right was concluded to be an embedded feature that does not have all of the characteristics of a derivative and therefore not accounted for separately.

On June 20, 2013, the Series E Preferred Stock Purchase Agreement underlying the Series E Put Right was amended to eliminate the termination of the Series E Put Right upon a material adverse change in the assets, liabilities, financial condition and operations of the Company.

The Company last amended its articles of incorporation in November 2012 in connection with the issuance of the Series E preferred stock. A summary of the rights, preferences and privileges of convertible preferred stock are as follows:

Dividend Rights

The holders of preferred stock are entitled to receive noncumulative dividends, when and if declared by the board of directors, prior and in preference to any payment of any dividend on the common stock. The dividend rate is equal to 6% of the original issuance price of each series of preferred stock. If dividends are paid on any share of common stock, the Company will pay an additional dividend on all outstanding shares of preferred stock in a per share amount equal, on an as-if-converted to common stock basis, to the amount paid or set aside for each share of common stock. Such dividends are payable when and if declared by the board of directors, but only to the extent of funds legally available, and are noncumulative. As of December 31, 2012 and June 30, 2013, no dividends have been declared.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock, on a pari passu basis, a per share amount equal to the original issue price for each series of Convertible Preferred Stock, plus all declared but unpaid dividends on such shares. The original issue price of Series A, Series B, Series C, Series D and Series E Convertible Preferred Stock is equal to $0.72, $2.10, $3.30, $6.03 and $9.69 per share, respectively. After the full preference amount on all outstanding shares of Convertible Preferred Stock has been paid, all remaining assets of the Company legally available for distribution will be distributed among the holders of the common stock on a pro rata

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

basis. If the assets available for distribution are insufficient to pay the liquidation preference in full, then the entire proceeds legally available for distribution will be distributed ratably among the holders of the Convertible Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.

A merger or consolidation of the Company in which its stockholders immediately prior to the transaction do not retain a majority of the voting power in the surviving corporation, or a sale or transfer of all or substantially all of the Company’s assets, will be deemed to be a liquidation, dissolution or winding up of the Company. The holders of the Convertible Preferred Stock may agree to waive this provision upon the agreement in writing of at least 85% of the outstanding preferred stock provided that: (1) if the proceeds payable to the holders of Series D in connection with such transaction or series of related transactions would be less than their liquidation preference, then such waiver will require the consent of the holders of a majority of the Series D preferred stock voting as a separate class; and, (2) if the proceeds payable to the holders of Series E preferred stock in connection with such transaction or series of related transactions would be less than their liquidation preference, then such waiver will require the consent of the holders of 75% of Series E preferred stock voting as a separate class.

Conversion

At any time following the date of issuance, each share of preferred stock is convertible, at the option of its holder, into the number of shares of common stock which results from dividing the applicable original issue price per share by the applicable conversion price per share at the option of the holder. The prices per share for all series of preferred stock were equal to the original issue prices and therefore the conversion ratio is 1:1. The conversion price of all series of preferred stock will be adjusted for specified dilutive issuances of common stock at a price lower than the original issue price and in the event of specified stock splits, combinations, reclassifications or other reorganizations.

The issuance price of each series of preferred stock exceeded the fair value of common stock on the date of issuance and there have been no subsequent adjustments to the conversion prices in the periods presented. Accordingly, no beneficial conversion amounts, measured as the instrinsic value of the conversion feature as of the issuance date, have resulted from issuances of preferred stock.

Each share of Series A preferred stock and Series B preferred stock will be automatically converted into shares of common stock upon the approval of not less than 85% of the outstanding Series A preferred stock and Series B preferred stock voting together as a single class or upon the closing of an underwritten initial public offering of common stock with an aggregate offering price that exceeds $20,000. Each share of Series C preferred stock will be automatically converted into shares of common stock upon the approval of not less than a majority of the outstanding Series C preferred stock or upon the closing of a firmly underwritten public offering of common stock with an aggregate offering price that exceeds $20,000 and at an offering price per share of at least 1.75 times the original issue price of Series C preferred stock. Each share of Series D preferred stock will be automatically converted into shares of common stock upon the approval of not less than a majority of the outstanding Series D preferred stock or upon the closing of a firmly underwritten public offering of common stock at an offering price per share of not less than the original issue price of Series D preferred stock. Each share of Series E preferred stock will be automatically converted into shares of common stock upon the approval of not less than 75% of the outstanding

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Series E preferred stock or upon the closing of a qualified initial public offering at an offering price per share of not less than the original issue price of Series D preferred stock.

Voting Rights

The holders of preferred stock and common stock have the same voting rights and vote together as a single class on all matters. Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which their preferred shares could then be converted.

The Company’s board of directors is comprised of seven directors. The holders of preferred stock, voting as a separate class, are entitled to elect three directors while the holders of common stock, voting as a separate class, are entitled to elect four directors.

Common Stock

As of December 31, 2012 and June 30, 2013, the Company had 65,000 shares of common stock authorized for issuance, with 22,694 and 22,930 shares of common stock outstanding at those dates, respectively. The Company settles the exercise of options and warrants with newly issued common stock. Shares of common stock reserved for future issuance were as follows (in thousands):

	December 31, 2012	June 30, 2013
		(unaudited)
Series A convertible preferred stock	16,847	16,847
Series B convertible preferred stock	5,729	5,729
Series C convertible preferred stock	3,289	3,289
Series D convertible preferred stock	2,300	2,300
Series E convertible preferred stock	4,129	4,129
Common stock warrants	110	110
Preferred stock warrants	227	260
Stock option plan:
Outstanding	8,613	9,743
Available for future grants	468	621

	41,712	43,028

As of December 31, 2012 and June 30, 2013 there were 100 and 61 shares of common stock outstanding related to the early exercise of nonvested options subject to repurchase by the Company upon termination of service by an employee.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Warrants

The Company has issued common stock warrants to consultants for services and preferred stock warrants to lenders in connection with its debt agreements. As of December 31, 2012, outstanding warrants to purchase common stock and preferred stock were as follows (number of warrant shares in thousands):

Class of shares	Number of Warrant Shares Outstanding and Exercisable	Weighted- Average Exercise price Per Share	Weighted- Average Contractual Term as of December 31, 2013 (in Years) (unaudited)
Common stock	110	$0.11	1.7
Series B convertible preferred stock	72	$2.10	5.9
Series C convertible preferred stock	48	$3.30	7.6
Series D convertible preferred stock	107	$6.03	6.2

As of June 30, 2013, outstanding warrants to purchase common stock and preferred stock were as follows (number of warrant shares in thousands):

Class of shares	Number of Warrant Shares Outstanding and Exercisable	Weighted- Average Exercise price Per Share	Weighted- Average Contractual Term as of June 30, 2013 (in Years) (unaudited)
Common stock	110	$0.11	1.4
Series B convertible preferred stock	72	$2.10	5.6
Series C convertible preferred stock	48	$3.30	7.3
Series D convertible preferred stock	140	$6.03	6.2

The Series D preferred stock warrants were issued in June and August 2012 (the “2012 Series D warrants”), and June 2013 (“2013 Series D warrants”), with an exercise price equal to the lower of: (i) $6.03 or (ii) lowest price per share in the next round of preferred stock financing. As a result of the exercise price adjustment feature, the 2012 and 2013 Series D preferred stock warrants were not indexed to the Company’s stock and were classified as liabilities on the date of issuance. The exercise price adjustment feature for the 2012 Series D warrants expired with the issuance of Series E preferred stock in November 2012. Upon the expiration of the exercise price adjustment feature, the 2012 Series D warrants became indexed to the Company’s stock and were reclassified as shareholders’ equity. The 2012 Series D warrants were recorded at fair value for the period the warrants were classified as liabilities with changes in fair value recognized in other income and expense. The fair value of the 2012 Series D preferred stock warrants was measured during the period outstanding through the reclassification date using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	56%-65%
Expected life in years	6.5-7.0
Risk free interest rate	1.06%-1.15%
Dividend yield	0.00%

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

At June 30, 2013, the 2013 Series D warrants for 33 shares are outstanding and are classified as a liability with changes in fair value recognized in other income and expense. The fair value of the 2013 Series D preferred stock warrants was measured using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	54%-55%
Expected life in years	7.0
Risk free interest rate	1.91%-1.96%
Dividend yield	0.00%

Note 7. Share-Based Compensation

A summary of share-based compensation expense recognized in the Company’s consolidated statements of operations follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Cost of services revenues	$58	$141	$235	$109	$168
Research and development	111	260	837	313	517
Sales and marketing	340	297	651	330	404
General and administrative	311	490	1,379	463	1,247

Total share-based compensation expense	$820	$1,188	$3,102	$1,215	$2,336

As of December 31, 2012 and June 30, 2013 there was approximately $9,587 and $15,095 of unrecognized share-based compensation expense, net of estimated forfeitures, related to stock option grants, which will be recognized on a straight-line basis over the remaining weighted-average vesting periods of approximately 2.7 years and 2.88 years, respectively.

Equity Incentive Plans

In September 2010, the Company established and shareholders approved the 2010 Equity Incentive Plan (the “2010 Plan”). In connection with the adoption of the 2010 Plan, the Company terminated the 2003 Equity Incentive Plan (the “2003 Plan), under which stock options had been granted prior to September 2010. After the termination of the 2003 Plan, no additional options will be granted under the 2003 Plan, but options previously granted will continue to be governed by that plan. In addition, options authorized to be granted under the 2003 Plan, including forfeitures of previously granted awards, are authorized for grant under the 2010 Plan.

The plans permit the grant of stock options and other share-based awards to employees, officers, directors and consultants by the Company’s board of directors. Option awards are generally granted with an exercise price equal to the fair market value of the Company’s common stock as determined by the Company’s board of directors at the date of grant. Option awards generally vest according to a graded vesting schedule based on four years of continuous service and have a 10-year contractual term. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the option agreement) and early exercise of the option prior to vesting (subject to the Company’s repurchase right). As of December 31, 2012 and June 30, 2013, a total of 468 and 621 shares remain available for grant under the 2010 Plan.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

A summary of option activity under the plans as of December 31, 2012 and June 30, 2013 and changes during the periods then ended is presented in the following table:

	Number of Options Outstanding (in thousands)	Weighted- Average Exercise Price Per Share	Weighted- Average Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2011	5,621	$1.14	7.8	$8,917
Granted	4,369	4.91
Exercised	(484)	1.15
Canceled/Forfeited	(897)	2.18

Outstanding at December 31, 2012	8,609	2.89	7.2	$40,705

Granted (unaudited)	1,834	$9.80
Exercised (unaudited)	(236)	1.81
Canceled/Forfeited (unaudited)	(464)	3.41

Outstanding at June 30, 2013 (unaudited)	9,743	$4.19	7.6	$60,656

Vested and expected to vest as of December 31, 2012	7,915	$2.75	7.1	$38,517

Exercisable as of December 31, 2012	3,474	$1.07	5.6	$22,756

Vested and expected to vest as of June 30, 2013 (unaudited)	8,993	$3.96	7.5	$58,113

Exercisable as of June 30, 2013 (unaudited)	4,386	$1.48	5.9	$39,201

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011, 2012 and the six months ended June 30, 2013 was $391, $2,035, $3,134, and $2,266, respectively. The intrinsic value is the difference between the current fair value of the stock and the exercise price of the stock option.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Early Exercises of Nonvested Options

The Company’s option agreements with certain employees permit the early exercise of nonvested stock options. The Company has the right to repurchase issued but nonvested shares of common stock at the original exercise price following the termination of service. The shares are released from the repurchase right according to the vesting schedule specified in the option agreement. The Company treats the proceeds from early exercise as a deposit of the exercise price and records the cash received initially as a liability that is reclassified to shareholders’ equity as the shares vest. A summary of the status of the Company’s nonvested shares as of December 31, 2012 and June 30, 2013, and changes during the periods then ended is presented below (in thousands):

	Number of Shares	Nonvested Common Stock Liability
Nonvested as of December 31, 2011	58	$64
Early exercises	100	200
Vested	(58)	(60)

Nonvested as of December 31, 2012	100	204
Early exercises (unaudited)	-	-
Vested (unaudited)	(39)	(76)

Nonvested as of June 30, 2013 (unaudited)	61	$128

Valuation Assumptions

The Company estimated the fair values of each option awarded on the date of grant using the Black-Scholes option pricing model, which requires inputs including the fair value of common stock, expected term, expected volatility, risk-free interest and dividend yield.

Fair Value of Common Stock

Given the absence of a public trading market, the Company’s board of directors considered numerous objective and subjective factors to determine the fair value of common stock at each meeting at which awards were approved. These factors included, but were not limited to: (i) contemporaneous valuations of common stock performed by an unrelated valuation specialist; (ii) developments in the Company’s business and stage of development; (iii) the Company’s operational and financial performance and condition; (iv) issuances of preferred stock and the rights and preferences of preferred stock relative to common stock; (v) current condition of capital markets and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company; and (vi) the lack of marketability of common stock. For financial reporting purposes, the Company also considered contemporaneous valuations of common stock prepared for dates subsequent to the grant date. For certain option grants in 2012 and 2013 that occurred on an interim date between valuation dates, the fair value of common stock used in the option pricing model to measure share-based compensation for the period exceeded the exercise price.

Expected Term

The expected term represents the period that share-based awards are expected to be outstanding. Since the Company did not have sufficient historical information to develop

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

reasonable expectations about future exercise behavior, the expected term for options issued to employees was calculated as the mean of the option vesting period and the contractual term. The expected term for options issued to non-employees was the contractual term.

Expected Volatility

The expected stock price volatility of common stock was derived from the historical volatilities of a peer group of similar publicly traded companies over a period that approximates the expected term of the option.

Risk-Free Interest Rate

The risk-free interest rate was based on the yield available on U.S. Treasury zero-coupon issues with a term that approximates the expected term of the option.

Expected Dividends

The expected dividend yield was 0% as the Company has not paid, and does not expect to pay, cash dividends.

The weighted-average assumptions used in the option pricing models and the resulting grant date fair value of stock options granted to employees in the periods presented were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Expected term for employees (in years)	6.1	6.2	6.1	6.0	6.1
Expected term for non-employees (in years)	10.0	10.0	10.0	10.0	10.0
Expected volatility	70%	67%	61%	66%	55%
Risk-free interest rate	2.43%	2.08%	0.97%	1.07%	1.36%
Expected dividends	-%	-%	-%	-%	-%
Grant date fair value of employee options	$0.69	$1.18	$3.07	$2.54	$5.40

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Note 8. Income Taxes

Income tax expense consisted of the following (in thousands):

	Years Ended December 31,
	2010	2011	2012
Current:
Federal	$-	$-	$28
State	1	5	9
Foreign	-	10	111

Total current	1	15	148

Deferred:
Foreign	-	-	(56)

Total income tax expense	$1	$15	$92

Net loss before provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2010	2011	2012
United States	$(7,108)	$(13,292)	$(33,883)
International	(198)	(596)	(1,415)

Total net loss before provision for income taxes	$(7,306)	$(13,888)	$(35,298)

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax loss as a result of the following (in thousands):

	Years Ended December 31,
	2010	2011	2012
Federal tax benefit at statutory rate	$(2,484)	$(4,722)	$(12,002)
State tax, net of federal benefit	1	3	6
Share-based compensation	-	385	534
Other permanent differences	224	(141)	171
Foreign tax rate differential	67	(212)	(253)
Net operating losses not used	2,193	4,702	11,636

Total income tax expense	$1	$15	$92

The Company has not provided for U.S. income taxes on undistributed earnings of its foreign subsidiaries, because it intends to permanently re-invest these earnings outside the United States. Undistributed earnings of foreign subsidiaries is immaterial for all periods presented.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss and credit carryforwards	$14,489	$24,554
Research and development credits	571	895
Sales tax accrual	1,427	1,385
Accrued liabilities	786	2,704

Gross deferred tax assets	17,273	29,538
Valuation allowance	(16,511)	(28,847)

Total deferred tax assets	762	691
Deferred tax liabilities—Property and equipment	(743)	(616)

Net deferred tax assets	$19	$75

At December 31, 2012, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $61,914 and $60,410, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carry-forwards will begin to expire in 2023 and 2013, respectively. The Company also has research credit carry-forwards for federal and California tax purposes of approximately $490 and $1,020, respectively, available to reduce future income subject to income taxes. The federal research credit carryforwards will begin to expire in 2028 and the California research credits carry forward indefinitely. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“IRC Section 382”). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. An analysis was conducted through June 21, 2013 to determine whether an ownership change had occurred since inception. The analysis indicated that although an ownership change occurred in a prior year, the net operating losses and research and development credits as of December 31, 2012 were not significantly limited annually pursuant to IRC Section 382. In the event the Company has subsequent changes in ownership, net operating losses and research and development credit carryovers could be limited and may expire unutilized.

The Company’s management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2012, the Company has provided a valuation allowance against the Company’s U.S. net deferred tax assets. The net change in the valuation allowance for the years ended December 31, 2010, 2011 and 2012 was an increase of $2,427, $5,351 and $12,336, respectively.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

In accordance with FASB ASC 740, the Company has adopted the accounting policy that interest and penalties recognized are classified as part of its income taxes. The following shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2012 (in thousands):

Balance as of December 31, 2011	$230
Gross amount of increases in unrecognized tax benefits for tax positions taken in current year	133
Gross amount of increases in unrecognized tax benefits for tax positions taken in prior year	12

Balance as of December 31, 2012	$375

The Company does not anticipate that its total unrecognized tax benefits will significantly change due to settlement of examination or the expiration of statute of limitations during the next 12 months.

The Company files U.S. and foreign income tax returns with varying statutes of limitations. Due to the Company’s net carryover of unused operating losses, all years from 2003 forward remain subject to future examination by tax authorities.

Note 9. Basic and Diluted Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share of common stock under the two-class method attributable to common shareholders during the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and 2013 (in thousands, except per share data):

	Fiscal Years Ended			Six Months Ended
	December 31,			June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Numerator
Net loss	$(7,307)	$(13,903)	$(35,390)	$(18,738)	$(23,881)
Denominator
Weighted-average common shares for basic and diluted net loss per share	20,871	21,678	22,353	22,251	22,699

Basic and diluted net loss per share	$(0.35)	$(0.64)	$(1.58)	$(0.84)	$(1.05)

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

The unaudited basic and diluted pro forma per common share calculations are presented below (in thousands, except per share data):

	Year Ended December 31, 2012	Six Months Ended June 30, 2013
Basic and diluted pro forma net loss per common share
Net loss available to common stockholders, as reported	$(35,390)	$(23,881)
Adjustment to other income (expenses), net, related to the change in valuation of Preferred Stock warrants	19	-

Pro forma net loss	$(35,371)	(23,881)

Weighted-average shares used to compute net loss per share available to common stockholders, basic and diluted	22,353	22,699
Pro forma adjustments to reflect conversion of convertible preferred stock	30,369	30,369
Weighted-average shares used to compute pro forma net loss per share available to common stockholders, basic and diluted	52,722	53,068

Pro forma net loss per share available to common stockholders—basic and diluted	$(0.67)	$(0.45)

Following is a table summarizing the potentially dilutive common shares that were excluded from diluted weighted-average common shares outstanding (in thousands):

	Fiscal Years Ended			Six Months Ended
	December 31,			June 30,
	2010	2011	2012	2012	2013
				(unaudited)	(unaudited)
Shares of common stock issuable upon conversion of preferred stock	25,535	27,272	30,369	27,272	30,369
Shares of common stock issuable upon conversion of warrants	251	181	337	337	370
Shares of common stock subject to repurchase	142	58	100	119	61
Shares of common stock issuable under stock option plans outstanding	5,745	5,621	8,609	7,138	9,849

Potential common shares excluded from diluted net loss per share	31,673	33,132	39,415	34,866	40,649

Note 10. Geographic Concentrations

Revenues by geographic location are based on the billing address of the customer. More than 90% of the Company’s revenues are from the United States. No other individual country exceeded 10% of total revenues for fiscal years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and 2013. Property and equipment by geographic location is based on the location of the legal entity that owns the asset. At December 31, 2011 and 2012, more than 95% of the Company’s property and equipment is located in the United States. At June 30, 2013, 86% of the Company’s property and equipment is located in the United States, with no single country outside the United States representing more than 10% of fixed assets individually.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

Note 11. Subsequent Events

In August 2013, the Company amended the SVB Credit Agreement. The amended agreement provides for a revolving line of credit of up to $15,000, and a term loan of up to $5,000. The revolving line of credit bears interest at a floating annual rate of prime plus 2.0%, which must be paid monthly, and all outstanding principal must be repaid by August 13, 2015. The term loan bears interest at a fixed annual rate of 11.0%, which must be paid monthly, and all outstanding principal amounts must be repaid on August 1, 2016 unless voluntarily repaid by the Company at an earlier date with no pre-payment penalty. A final payment of 2.75% of the amount advanced under the term loan is due upon repayment of this loan at maturity or prepayment of this loan. On August 14, 2013, the Company borrowed $10,800 under the revolving line of credit, which represented the full available borrowing capacity on that date. The borrowing limit available under the revolving line of credit increases as the principal balance of the existing $8,000 term loan from SVB, described in footnote 4, is repaid subject to another limit measure based on recurring subscription revenue, which the Company does not expect will limit the amount of borrowings available under the line of credit and may be adjusted by SVB. The existing term loan had an outstanding principal balance of $4,200 on the amendment date. On August 16, 2013, the Company borrowed the full $5,000 available under the new term loan.

In connection with the amended agreement, the Company issued SVB warrants to purchase 90 shares of Series E preferred stock at an exercise price of $9.69 per share. The Company has pledged all of its assets, excluding intellectual property, as collateral to secure its obligations under the amended agreement.

As of June 30, 2013, the Company was not in compliance with the covenant regarding maintaining a minimum cash balance as defined in the SVB Credit Agreement. However, such non-compliance was waived by SVB in the amended agreement. The amended agreement contains customary negative covenants which limit the Company’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The amended agreement also contains customary affirmative covenants including requirements to, among other things, (1) maintain minimum cash balances representing the greater of $5,000 or two times the Company’s quarterly cash burn rate, as defined in the amended agreement, from and after the Company’s initial public offering, and (2) to deliver audited financial statements.

In August 2013, the Company amended the growth capital loan and security agreement with TriplePoint to provide an additional $5,000 term loan. This term loan accrues monthly interest at a fixed annual rate of 11.0% and must be repaid in equal monthly installments of principal plus interest until it matures on August 13, 2016. A final payment of 2.75% of the original principal amount is due at maturity. On August 19, 2013, the Company borrowed the full $5,000 under this term loan. In connection with the amended agreement, the Company issued TriplePoint a warrant to purchase 52 shares of Series E preferred stock at an exercise price of $9.69 per share. The Company has pledged all of its assets, excluding intellectual property, as collateral to secure its obligations under this agreement. The Company is in compliance with all covenants under its credit agreements with TriplePoint, which were not revised by the amendment.

In August 2013, the board of directors of the Company approved an increase of 1,825 shares of common stock authorized to be issued under the Company’s 2010 stock plan, and an increase of 2,000 shares of common stock authorized to be issued under the Company’s articles of incorporation, and granted 1,470 stock options.

RINGCENTRAL, INC.

Notes to Consolidated Financial Statements

(dollars and share numbers in thousands, except per share data)

In September 2013, the Company entered into a second amendment to its growth capital loan and security agreement to adjust the repayment terms such that the term loan is required to be paid over 36 months as follows: 36 months of interest-only payments at an annual fixed rate of 11.0% and the loan principal at maturity. In addition, a final payment equal to 2.75% of the original principal amount is due at maturity, which is August 31, 2016.

In September 2013, the Company approved the reincorporation of the Company from California into Delaware, subject to the approval of the stockholders and to the effectiveness of this Registration Statement. The Company also approved a certificate of incorporation which authorizes the Company’s successor company in Delaware to issue two classes of common stock: Class A common stock and Class B common stock. Holders of Class A common stock and Class B common stock will have identical rights, except that holders of Class A common stock will be entitled to one vote per share and holders of Class B common stock will be entitled to 10 votes per share. Following the reincorporation and subsequent filing of the certificate of incorporation, each share of the Company’s common stock, including shares issued and outstanding and shares reserved for exercises of warrants, stock options and other share-based awards, outstanding prior to the reincorporation will become one share of Class B common stock.

In September 2013, the Company authorized the adoption of the 2013 Equity Incentive Plan, which is subject to the approval of the Company’s stockholders and the effectiveness of the Registration Statement. A total of 6,200 shares of common stock is reserved for issuance under the 2013 Equity Incentive Plan.

In September 2013, the Company authorized the adoption of the 2013 Employee Stock Purchase Plan (the ESPP), which is subject to the approval of Company’s stockholders and the completion of the IPO. A total of 1,250 shares of Class A common stock is reserved for issuance under the ESPP.

The Company has evaluated subsequent events through June 21, 2013, the date the annual consolidated financial statements were issued. For the issuance of the interim consolidated financial statements for the six months ended June 30, 2013, the unaudited interim period presented herein, such evaluation has been performed through August 26, 2013 and through September 13, 2013, the date unaudited interim consolidated financial statements were originally issued and reissued, respectively.

RingCentral®

Empowering over

300,000

businesses*

*As of the date of this prospectus.

Many locations. One cloud business communications solution.

7,500,000 Shares

RingCentral, Inc.

Class A Common Stock

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch

Allen & Company LLC		Raymond James

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$15,294
Financial Industry Regulatory Authority filing fee	17,320
New York Stock Exchange listing fee	200,000
Blue Sky fees and expenses	25,000
Accounting fees and expenses	1,300,000
Legal fees and expenses	1,350,000
Printing and engraving expenses	400,000
Miscellaneous fees and expenses	271,526

Total	$3,579,140

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the certificate of incorporation adopted by us prior to the consummation of this offering, which we refer to as our Charter, will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law.

We also expect our Charter will further provide that any repeal or modification of such article by our stockholders or an amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

We expect that our bylaws adopted by us prior to the consummation of this offering will provide that we will indemnify each of our directors and officers, certain employees, and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines, and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the bylaws will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, we expect the bylaws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the certificate of incorporation or the bylaws, agreement, vote of stockholders or otherwise. Furthermore, our bylaws will authorizes us to provide insurance for our directors, officers, and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

We plan to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

We also maintain a directors’ and officers’ insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers, and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we have made the following sales of unregistered securities:

Option and Option-Related Common Stock Issuances

From August 31, 2010 until August 31, 2013, we sold an aggregate of 1,660,048 shares of common stock upon the exercise of options issued to certain of our directors, officers, employees and consultants under our 2003 Equity Incentive Plan at exercise prices per share ranging from $0.05 to $1.10, for an aggregate consideration of approximately $1,311,887.

From August 31, 2010 until August 31, 2013, we sold an aggregate of 540,063 shares of common stock upon the exercise of options issued to certain of our directors, officers, employees and consultants under our 2010 Equity Incentive Plan at exercise prices per share ranging from $1.40 to $4.48, for an aggregate consideration of approximately $1,087,101.

From August 31, 2010 until August 31, 2013, we granted stock options to purchase an aggregate of 9,655,783 shares of our common stock at exercise prices per share ranging from $1.40 to $12.86 to certain of our directors, officers, employees, and consultants under our 2010 Equity Incentive Plan.

Common Stock Issuance

On August 29, 2013, we issued 20,000 shares of our common stock to a former consultant at a value per share of $12.86, and an aggregate value of $257,200 in settlement of a dispute with the former consultant and in consideration for a release of claims against us by the former consultant.

Preferred Stock Issuances

On October 13, 2010, we sold an aggregate of 3,030,871 shares of our Series C preferred stock to a total of nine accredited investors at a purchase price per share of $3.29938, for an aggregate purchase price of $9,999,995.21.

On August 12, 2011 and September 12, 2011, we sold an aggregate of 1,736,598 shares of our Series D preferred stock to a total of three accredited investors at a purchase price per share of $6.02551, for an aggregate purchase price of $10,463,888.61.

On November 23, 2012, we sold an aggregate of 3,096,837 shares of our Series E preferred stock to a total of seven accredited investors at a purchase price per share of $9.687299, for an aggregate purchase price of $29,999,985.98.

Warrant Issuances and Warrant Exercise

On March 27, 2012, we issued to Silicon Valley Bank a warrant exercisable for the purchase of 48,493 shares of our Series C preferred stock, based upon the amount advanced under the terms of our growth capital loan, with an exercise price of $3.29938 per share.

On June 22, 2012, we issued to TriplePoint Capital LLC (i) a warrant to purchase 49,788 shares of our Series D preferred stock and (ii) a warrant to purchase 29,043 shares of our Series D Preferred Stock and up to an additional 29,043 shares of our Series D Preferred Stock, each with an exercise price of $6.02551 per share. Based on amounts we drew down under our equipment financing line of credit in August 2012, the second portion of the warrant referred to in (ii) became exercisable for 28,144 shares. These warrants will either be exercised or terminated, in each case immediately prior to the completion of this offering.

On June 27, 2013, we issued to TriplePoint Capital LLC a warrant to purchase 33,192 shares of our Series D preferred stock, with an exercise price of $6.02551 per share. These warrants will either be exercised or terminated, in each case immediately prior to the completion of this offering.

On August 14, 2013, we issued to Silicon Valley Bank (i) a warrant to purchase 38,710 shares of our Series E preferred stock and (ii) a warrant to purchase 51,614 shares of our Series E preferred stock, each with an exercise price of $9.687299 per share.

On August 14, 2013, we issued to TriplePoint Capital LLC a warrant to purchase 51,614 shares of our Series E preferred stock with an exercise price of $9.687299 per share. This warrant will either be exercised or terminated immediately prior to the completion of this offering.

On August 30, 2013, a warrant holder exercised in full a warrant exercisable for the purchase of 10,000 shares of our common stock, with an exercise price of $0.72205 per share. The warrant was exercised on a cashless basis, resulting in the issuance of 9,440 shares of common stock to the warrant holder.

There were no underwritten offerings employed in connection with any of the transactions described above. The sales of each of the securities listed above were made without any general solicitation or advertising.

The issuances of such securities were exempt from registration under the Securities Act, pursuant to either Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 of the Securities Act on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had access, through their relationship with our company, to information about us.

Item 16. Exhibits

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California on September 13, 2013.

RINGCENTRAL, INC.

By:	/s/ Vladimir Shmunis
Name: Vladimir Shmunis
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date

/s/ Vladimir Shmunis Vladimir Shmunis	Chief Executive Officer, Chairman and Director (principal executive officer)	September 13, 2013

/s/ Clyde Hosein Clyde Hosein	Chief Financial Officer (principal financial officer and principal accounting officer)	September 13, 2013

* Douglas Leone	Director	September 13, 2013

* Robert Theis	Director	September 13, 2013

* David Weiden	Director	September 13, 2013

* Neil Williams	Director	September 13, 2013

* Bobby Yerramilli-Rao	Director	September 13, 2013

*By:	/s/ Vladimir Shmunis
Vladimir Shmunis As Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of the Company, as currently in effect.

3.2	Form of Certificate of Incorporation of the Company to be effective upon consummation of this offering.

3.3	Bylaws of the Company, as currently in effect.

3.4	Form of Bylaws of the Company to be effective upon consummation of this offering.

4.1	Form of Class A Common Stock Certificate.

4.2	Form of Class B Common Stock Certificate.

4.3*	Fourth Amended Investor Rights Agreement, dated November 23, 2012, by and among the Company and the investors listed on Exhibit A thereto.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1*+	2003 Equity Incentive Plan, as amended, and forms of stock option agreements thereunder.

10.2*+	2010 Equity Incentive Plan, as amended, and forms of stock option agreements thereunder.

10.3+	2013 Equity Incentive Plan and forms of stock option agreements thereunder.

10.4+	Offer Letter by and between the Company and Robert Lawson, dated January 12, 2012.

10.4A+	Amendment to Offer Letter by and between the Company and Robert Lawson, dated August 15, 2013.

10.5+	Offer Letter by and between the Company and Kira Makagon, dated July 30, 2012.

10.6+	Offer Letter by and between the Company and Praful Shah, dated March 31, 2008.

10.7+	Revised Employment Letter by and between the Company and John Marlow, dated September 13, 2013.

10.8+	Offer Letter by and between the Company and David Berman, dated June 10, 2013.

10.9+	Offer Letter by and between the Company and Clyde Hosein, dated August 7, 2013.

10.10*+	2012 Bonus Plan.

10.11*+	Form of Director and Executive Officer Indemnification Agreement.

10.12*	Office Lease, dated April 1, 2011, by and between the Company and 1400 Fashion Island LLC.

10.13*	First Amendment to Lease, dated August 28, 2011, by and between the Company and 1400 Fashion Island LLC.

10.14*	Second Amendment to Lease, dated November 1, 2012, by and between the Company and 1400 Fashion Island LLC.

10.15*	Second Amended and Restated Loan and Security Agreement, dated August 14, 2013, by and between the Company and Silicon Valley Bank.

10.16*	Plain English Growth Capital Loan and Security Agreement, dated June 22, 2012, by and between the Company and TriplePoint Capital LLC.

10.16A*	First Amendment to Plain English Growth Capital Loan and Security Agreement, dated August 14, 2013, by and between the Company and TriplePoint Capital LLC.

10.16B	Second Amendment to Plain English Growth Capital Loan and Security Agreement, dated September 3, 2013, by and between the Company and TriplePoint Capital LLC.

Exhibit Number	Description

10.17*	Plain English Equipment Loan and Security Agreement, dated June 22, 2012, by and among the Company, RCLEC, Inc., a wholly-owned subsidiary of the Company, and TriplePoint Capital LLC.

10.17A*	First Amendment to Plain English Equipment Loan and Security Agreement, dated August 14, 2013 by and among the Company, RCLEC, Inc., a wholly-owned subsidiary of the Company, and TriplePoint Capital LLC.

10.18+	2013 Employee Stock Purchase Plan.

10.19+	Employment Letter by and between the Company and Vladimir Shmunis, dated September 13, 2013.

14.1	Code of Business Conduct and Ethics.

21.1*	List of subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

*	Previously filed.
+	Indicates a management or compensatory plan.